Follow-Up Materials

06012936

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Depfa Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

FILE NO. 82- 34794 FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/1/06



BALANCE

ANNUAL REPORT

Group Accounts in accordance with IFRS

2005

DEPFA BANK plc

DEPFA BANK

PERFORMANCE IN FINANCE

Group Financial Highlights according to IFRS (2002 and 2003 according to US-GAAP)

Group net profit after tax (€ m)


2002
2003
2004
2005
236
370
534
475
0
110
220
330
440
550

Group cost/income ratio (%)


2002
2003
2004
2005
23.8
18.1
21.7
26.4
0
5
10
15
20
25

Group RoE after tax (%)


2002
2003
2004
2005
22.3
29.4
32.9
22.7
0
5
10
15
20
25
30

Group earnings per share (€)


2002
2003
2004
2005
0.67
1.07
1.56
1.39
0
0.25
0.50
0.75
1.00
1.25
1.50
1.75

Share price performance in 2005


160
140
120
100
80
60
40
20
0
01/01/05
01/04/05
01/07/05
01/10/05
31/12/05
C-DAX Banks
DAX
Dow Jones Euro Stoxx Banks
MSCI World Financials
DEPFA

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P-1, Aa3, B-	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P-1, Aa3, B-	A-1, A
DEPFA ACS BANK	F1+, AA–	P-1, Aa3, C	A-1+, AA-

Group Figures according to IFRS

	2005 € m	2004 € m	Change %
Earnings			
Net interest income	422	417	1.2%
Net fee and commission income	20	19	5.3%
Net trading income	-114	41	
Gains less losses from financial assets	480	357	34.5%
Other operating income	7	3	133.3%
Total operating income	**815**	**837**	**-2.6%**
Operating expenses	-215	-182	18.1%
of which personnel expenditure	-132	-101	30.7%
of which other administrative expenditure	-72	-55	30.9%
of which depreciation and amortisation	-9	-7	28.6%
of which other expenditure	-2	-19	-89.5%
Net operating profit before impairment losses	**600**	**655**	**-8.4%**
Impairment losses on loans and advances	-3	-	
Profit before taxation	**597**	**655**	**-8.9%**
Taxation	-122	-119	2.5%
Profit for the year	**475**	**536**	**-11.4%**
Attributable to minority interest	-	-2	
Attributable to equity holders of the company	**475**	**534**	**-11.0%**
Balance Sheet Items			
Public finance volume (incl. public sector related)	202,970	164,819	23.1%
of which drawn	181,499	154,453	17.5%
of which undrawn	21,471	10,366	107.1%
Shareholder´s capital	2,304	1,875	22.9%
Total assets	228,630	189,230	20.8%
Key Ratios			
Cost / Income ratio	26.4%	21.7%	
Earnings per share according to IFRS in €	1.39	1.56	-10.9%
RoE after taxes	22.7%	32.9%	

Contents

COMPANY PROFILE

DEPFA BANK is a leading provider of financial services to public sector clients worldwide. The bank exclusively serves public sector authorities by providing for their financial needs with a broad range of products and services. The bank is a growth company and is benefiting from the growing demands for finance and financial solutions from its core sovereign and sub-sovereign client base. The company is based in Ireland and operates a network of branches and subsidiaries across Europe as well as in the US, Japan and Hong Kong.

DEPFA's shares are listed on the Frankfurt Stock Exchange, and with a market capitalisation of ca. € 5bn and a free float of 100% it counts among the top 30 listed companies. The bank is included in the German M-DAX, Dow Jones Euro Stoxx and MSCI indices. DEPFA is one of the most profitable banks in the world with a return on equity consistently above a long-standing target level of 20%. The Bank is regulated by the Irish Financial Regulator. The Bank's senior debt ratings stand at AA-, Aa3, AA- (Fitch, Moody's, S&P).



1922
Established in Berlin
as a government agency bank



1991
Privatisation and IPO:
Market Cap. € 400m



1993
Established DEPFA Bank Europe plc
in Dublin to pursue international expansion


DEPFA BANK

1998
Established DEPFA Investment Bank Ltd,
Cyprus to expand business activities
into Central and Eastern Europe.
Expansion into the Japanese Market



DEPFA BANK started its U.S. business in June 2003 with the establishment of an Agency in New York. In September 2004, the Agency was converted to a Branch allowing the bank to source deposits in the U.S. market. To better expand the bank's marketing ability, Representative Offices were opened in Chicago and San Francisco in 2004. To-date, approximately 10% of DEPFA's global workforce is serving public-sector authorities in the U.S. by providing liquidity and credit facilities, derivative products and investing in taxable municipal securities. As of year-end 2005, total outstandings for all these products totalled 27 billion Euro.



1999
Established Infrastructure Finance Unit, Dublin to expand into infrastructure financing



2003
Placing of shares of DEPFA Holding Verwaltungsgesellschaft mbH, 100% free float



2001/02
Reorganisation of the group
- Spin-off of property activities
- Relocation of head office to Dublin, adoption of Anglo-American Corporate Governance model

Letter to Shareholders

Ladies and Gentlemen, Dear shareholders,

A year ago, we mentioned three initiatives that were designed to further extend our market leadership over the medium and long term. We talked about the extension of our product range, geographical expansion, and the optimisation of our business model, which we wanted to achieve with a sale of our German subsidiary DEPFA Deutsche Pfandbriefbank AG. Looking back, what has become of these initiatives?

Our attempt to dispose of DEPFA Deutsche Pfandbriefbank AG was not successful. A sale would have allowed us to concentrate our long-term Group funding onto a single platform – the Asset Covered Securities Bank in Ireland – and, in addition, generate savings by shedding dual roles that had grown historically. However, none of the bids received matched the fair value of DEPFA Deutsche Pfandbriefbank AG, and the Board of Directors decided that a sale at too low a price was not in your interests. We have now fully reintegrated DEPFA Deutsche Pfandbriefbank AG into the Group, thus leveraging a large part of the savings potential internally. ACS BANK continued to prove an outstanding refinancing entity in the international capital markets during 2005, and our funding costs again improved.

Our plans to enter the Financial Guarantee business did not materialise. We held active discussions during 2005 with the rating agencies Moody's and S&P. Our aim of gaining an AAA rating for our insurance holding company was not met by the rating agencies. We would have had to make substantial adjustments to our business model to receive the target rating.

Both these topics affected DEPFA BANK's news coverage to a certain extent in 2005. On the other hand, it is clear that DEPFA made very significant further progress in the past year. At € 90 billion, new business set a new record, we established the Client Product Service unit, developed numerous additional products and also strengthened many internal functions. 2005 was a year in which we worked hard on the fundamentals – fundamentals that bring us closer to our goal of becoming the leading service provider for all public-sector financial requirements. These investments are highly visible in the 16% increase in our headcount in 2005.

One of our key tasks for 2006 and beyond involves the integration of the new employees and teams in the DEPFA Group, and to ensure that the business opportunities between various Bank entities and between different regions and markets are identified and exploited. We have to open interconnecting doors, enabling us as a market leader to continue to maintain the momentum for our organic growth.

DEPFA's history has shown that our success was always marked by an entrepreneurial business strategy. We are continuing to focus on growth, i.e. on extending the product range together with global geographic expansion. To exploit our business opportunities, we have to enter into business risks, and not all projects can and do run successfully.

However, the upshot of this dynamic business culture is that we come across opportunities through our client relationships that may not always be anticipated. For example, we could not have anticipated a number of years ago that our infrastructure financing activities would become the locomotive for our US business. We are also profiting today from our extensive commitment in Central and Eastern Europe, which we entered at the end of the 1990's.

It was not only the previous fiscal year, however, that was marked by many changes. Overall, the past few years have proved very dynamic, marking the transformation from a German mortgage bank into a leading global provider of public-sector finance. In mid-2002, the capitalisation of the then "new" DEPFA was € 984 million; today it amounts to € 2.3 billion, an increase attributable solely to retained earnings. The volume of new business three years ago was € 22 billion, as against € 90 billion in 2005. Our headcount increased by two thirds, and profit after tax rose by over 100% to € 475 million.
We also see many more business opportunities with public-sector entities in the years ahead. We will retain our willingness to expand and to change, but our investments must be made in the light of financial circumstances. This means a conservative dividend policy, as in the previous years. We will propose to the Annual General Meeting to be held in Dublin on 21 April 2006 that our dividend be raised from 17 cent to 25 cent per share. We will continue to aim for a high level of retained earnings, but will tie this to the promise of generating a return on equity after tax of 20% to 25%.

Shareholder structure


Germany
20%
Other
European countries
18%
US/Canada
30%
Employees
5%
UK
25%
Rest of World
2%

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman

Management



Gerhard Bruckermann *(Chairman & CEO)*

Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Since 2002 Gerhard Bruckermann is Chairman & CEO of DEPFA BANK plc. Gerhard Bruckermann previously held senior positions in the Capital Market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



Matthias Mosler *(Deputy CEO)*

Matthias Mosler joined DEPFA BANK plc on 1st October 2005 as Member of the Executive Committee and became Deputy CEO as of 14 February 2006. Furthermore, he is responsible for Infrastructure Finance and Client Relationship Management. Between 2000 and 2005 Matthias Mosler worked for Merrill Lynch where he was CEO of Germany and Vice Chairman of European Equity Capital Markets. He also worked for Goldman Sachs in New York and London as Managing Director in M&A, Corporate Finance and Equity Capital Markets. Matthias Mosler began his career at Deutsche Bank where he held positions in Debt Capital Markets and as assistant to the CEO.



Reinhard Grzesik (*CFO*)

Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the Corporate Planning division until 2001. He previously worked in Group Development at Deutsche Bank AG. As a member of the Executive Committee of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.



Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki.

As a member of the Executive Committee of DEPFA BANK plc, Bo Heide-Ottosen is responsible for the Group's global Treasury, Budget Finance and Global Markets.

Rolf Hengsteler



Rolf Hengsteler joined DEPFA Group in 1999. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup. As Chief Risk Officer of DEPFA BANK plc, he is responsible for Risk Control and IT.

Andrew T. Readinger



Andrew T. Readinger joined DEPFA BANK plc in January 2005 as a Managing Director, Member of the Executive Committee. Prior to joining DEPFA Group, Andrew Readinger held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley.
As a member of the Executive Committee of DEPFA BANK plc, Andrew Readinger is responsible for Client Product Services and Global Markets.

Thomas M. Kolbeck

(Vice Chairman)



On 13 February 2006 Thomas Kolbeck stepped down from his position as Deputy CEO to take on the role of Chairman of the Risk Committee as a Non-Executive Director. Tom has left an indelible mark on DEPFA's corporate culture in the nine years that he has worked at the company at the most senior level of management and impressed many employees for the way he applied his own personal touch in the workplace by taking a keen interest in employees' work and giving a guiding hand in their careers. His vast international experience, strong grasp of business issues and strategic vision have been important drivers in the bank's success. Tom played an instrumental role in turning DEPFA into one of the world's leading banks for public finance. His name is closely associated with the historic decision of the bank to concentrate solely on public finance from 2002 onwards. All of us at DEPFA are extremely grateful to Tom for his many longlasting contributions to the firm. As Vice-Chairman, Tom will continue to serve the bank in a senior capacity.



FRESH IDEAS

evolve from our constant dialogue with customers. Our public-sector financing business involves finding customised solutions that meet all the financial needs of government agencies. And that is exactly what we do - day in, day out - because, as the world's only dedicated public-sector financing bank, we are highly specialised. Our wealth of experience and extensive product range make us both an independent adviser and a financial partner to the public sector.

Management Discussion 2005



Management Discussion

As one of the leading providers of public finance worldwide we offer our clients a broad range of products and customised solutions. In 2005 the bank made significant changes to its business operations that will ensure greater sustainability in earnings. We have built up teams with client contact, expanded our product range and strengthened our franchise. As part of this change, we have begun to manage our business over the following segments:

Budget Finance	• **Hedged bond and loan financing** • **Credit and liquidity support** • **Funding**
Infrastructure Finance	• **Infrastructure Projects** • **Advisory Services**
Client Product Services	• **Structured Solutions** • **Advisory Services**
Global Markets	• **Trading** • **Asset Liability Management**
Corporate Centre	• **Overhead costs** • **Excess capital** • **Consolidation items**

In the past we viewed the company as working in a single business field given the very high degree of specialisation on public sector clients. Though the focus of the bank on the public sector has not changed, the much greater range of products we can now offer to this client group makes the management along product lines much more meaningful. Whereas previously DEPFA has relied heavily on its core competence in bond and loan financing it can now offer clients many more options in their public sector debt management without recourse to raising fresh debt. DEPFA's greater strength in depth is both important in building up its strong client relationships and in its acquisition of clients in developed and emerging markets. The bank has invested in a more transparent client relationship approach within the organisation to coordinate marketing efforts and to assess how additional revenues can be generated across the client base.

DEPFA's ability to successfully cluster products around its client relationships will now be managed in the new segments. In the next few years we can expect significant earnings growth from the Client Product and

Infrastructure Financing segments, which can be seen as providing added value to the plain vanilla and structured lending, incorporated in the Budget Financing segment.

Budget Finance

This segment comprises the financing of public sector entities via loans or bonds and the Group's overall funding activities (short and long term). Public sector loans and bonds which are hedged are included in Budget Finance. Unhedged public sector loans and bonds are included in Global Markets. As part of the bank's management of its budget financing portfolio, sales of assets also contribute to revenues in this segment.

Bond and loan financing

This business encompasses the traditional on-balance sheet financing of the bank. Typically the bank originates assets from the highest echelons of the state (sovereign, agencies of central government and regional authorities) directly and in the secondary markets. To strengthen its primary client business the bank has offices in local markets (Dublin, Chicago, Copenhagen, Frankfurt, Hong Kong, London, Madrid, New York, Nicosia, Paris, Rome, San Francisco, Tokyo and most recently Warsaw). Our ability to take up very large, competitively priced bond issues and an ongoing deal flow from strong client relationships means that we will continue to strengthen our market position. Lending continued to grow strongly in 2005 with new commitments of € 90 bn reaching another new record. Altogether the total financing volume amounts to € 199 bn and has increased at a compound quarterly rate of 5.2% between 2004 and 2005, even taking into account the very high level of sales of assets over this period.

Growth in new business has been achieved across an ever wider spread of traditional and new markets; the enlargement of the EU has opened up new areas of growth for our on-balance sheet business as risk differentials of countries like Hungary and Poland converge to levels of the older members of the EU. The United States is the other major growth market where DEPFA is now firmly established.
Growth in off-balance sheet financing has been driven by Credit and Liquidity support facilities which are a product that is specific to the US market and reflects the strong legal safeguards accorded to investors. Credit and liquidity facilities support municipal bond issues by facilitating placement of bond issues especially in the powerful tax-exempt market. Therefore our added value consists in lowering the cost of borrowing of the issuer by either guaranteeing the bonds or ensuring the bonds' liquidity. These bonds are generally long term bonds with a 'put' feature, which when backed by liquidity facilities allows the holder to classify the bonds as short term investments. This is important for the tax-exempt money market funds that are restricted by law to investing in short-term securities. Therefore the highest short-term ratings are essential for this business as issuers identify strong sponsors for their transactions. Given that the facilities are very rarely exercised they have a standby character and do not require any funding. In 2005 DEPFA continued to originate a high amount of business in this area, altogether volumes at end 2005 amounting to € 27 bn.

Regional trends

In Austria, DEPFA gained new clients and developed existing relationships with the Federal Republic, selected Austrian States as well as large cities and state related institutions. A number of private placement transactions were successfully closed directly with these clients. Total new commitments in Austria amounted to € 5 bn in 2005.

In the **Benelux countries and France** we have pursued a strategy of forging close relationships and developing a cross-selling capability. This has helped maintain a significant level of business activity in all markets and has been particularly successful in terms of repeat business with some of our key clients. New financing volumes have typically carried an average rating in the upper AA range, reflecting the standards of asset quality prescribed for business origination. In France, the domination of the market by the domestic banks has kept pressure on margins. This has not stopped us generating a large amount of new business with large local authorities at regional, departmental and municipal level. We strengthened our local expertise in structured products and derivatives and we could benefit from the growing requirement of clients to diversify their sources of financing, given that their financing needs are likely to grow in the years to come.

In **Belgium,** our sustained marketing effort and focus on key client relationships allowed us to make headway in gaining new clients to which we provide both long-term lending and derivatives. This raised our market profile in the country.

The Bank also intensified its primary coverage in the **Netherlands**. In a market largely controlled by two local public-sector banks, we were still able to do business with a large number of public-sector entities, most of which are rated AAA on our internal scale.

Canada - New direct client business in the Canadian market totalled C$ 1 bn in 2005. Our Canadian clients were also significant purchasers of DEPFA's new C$ 2.5 bn Commercial Paper Programme launched in October 2005.

In **Germany,** DEPFA greatly expanded its direct coverage of German public sector clients, not only in traditional budget financing but also in cross-selling of other DEPFA products, in particular debt management products/derivatives, infrastructure finance and advisory services. In addition to the Federal Republic and the Federal States, the client base also includes various large cities, municipalities as well as public sector related entities. In 2005, total new commitments amounted to € 16 bn including large private placements with NRW, Baden-Württemberg and Sachsen-Anhalt.

In 2005, responsibility for the coverage of **Greece** and **Cyprus** was moved to DEPFA's Nicosia office in Cyprus. The Bank expects to make further progress in primary origination in this region in 2006 due to the closer proximity of our local client relationship unit to public sector clients. In Greece we are confident of further business opportunities. The environment is more challenging as the government reduces funding needs and improves efficiency in the public sector. This has become essential given the pressure on public finances after the 2004 Summer Olympics.

Ireland - Our customer franchise in Ireland continued to expand and new business mandated in 2005 totalled € 116 m. Our client base has increased and now includes local authorities and a selection of state entities. We extensively used DEPFA's global loan facilities with both the European Investment Bank and the Council of Europe Development Bank for our Irish business thereby providing attractive margins to our customers. Interest rate risk management activities are under consideration by a number of local authorities.

Italy: In 2005, DEPFA strengthened even further its market leadership position in the Italian public sector and could build on its strong franchise. The bank had senior roles in the biggest and most innovative deals in Italy. DEPFA acted as Joint Arranger, Book runner and Lead Manager in the City of Milan € 1.685 bn Eurobond, which was the biggest bond transaction ever done by an EU City.

DEPFA acted also as joint Arranger, Book Runner and Lead Manager for the Eurobond issued by the Region of Friuli Venezia Giulia, and was awarded two important mandates - to arrange the bond issues for the Region of Veneto and for the Region of Tuscany - which was executed at the beginning of 2006. DEPFA also managed to increase its derivative business market share among top tier public sector authorities.

Despite the increased competition, DEPFA's ability to propose customised new products on the basis of the specific clients' needs, has allowed us to keep on originating assets with above market yields and, in essence, to keep on receiving an "innovation premium" from our clients. Two major achievements in this respect were the arrangement of the first ever Italian 'Domestic Partly Paid Bond' for the Province of Treviso and the first 40 year maturity ever done in Italy which was seen in our € 1 bn TAV/ISPA debt restructuring.

The **Nordic economies** have performed very well for a number of years. In contrast to most of the rest of Europe, the region has experienced a combination of strong growth, low and falling unemployment and growing current account and budgetary surpluses. The relative strength of the fiscal position compared to Europe has been stark and whilst debt ratios are increasing in most of Europe, the debt burden in the Nordic countries is actually falling and remains well below the average for AAA rated nations. Accordingly, both central and local governments have been able to reduce debt levels and the financials of most local governments are stronger than ever before making Nordic assets rare and much sought after. In this very competitive environment DEPFA has marketed opportunities to borrowers arising from the combination of historical low funding levels, a flat yield curve and historically high volatility. This has enabled the Copenhagen office together with our Client Product Service team to do a number of interesting structured loans and derivative transactions which have provided our clients with long term funding at extremely attractive levels. Despite the focus on structured transactions, DEPFA remains a leading provider of plain vanilla fixed or floating rate funding and key transactions were concluded in all 5 countries.

In **Poland,** DEPFA opened a Polish Representative Office in November 2005 which is a reflection of the important scale of our public finance business in this country with volumes exceeding € 5 bn in 2005. Our client base encompasses public sector entities at sovereign level, such as the State Treasury of the Republic of Poland as well as government-related issuers and infrastructure finance sponsors. A local presence in the country will also allow us to reach municipalities in the coming years. The Polish office is equipped to provide our client base with the whole range of financial solutions including multicurrency facilities, term loan facilities, arranging, underwriting and advisory services.

In **Portugal,** after the early 2005 general elections the new socialist administration decided, as a first economic measure, to put in place an auditing process that disclosed a significant deterioration in the public finances measured by the public deficit (increased from slightly below 3% to 6.2%) and debt levels (increased towards 70% debt to GDP). In both cases the levels greatly exceeded the requirements of the EU Stability Pact. The government then introduced the 2005-2009 stability and growth reform programme, aimed at trying to improve the high fiscal deficit. At the end of June, S&P announced the downgrading of Portugal from AA to AA- with stable outlook, producing some temporary spread widening in the secondary market spreads. Nevertheless, strong market liquidity and the demand from investors for scarce Portuguese assets for diversification purposes, have generally kept spread levels very tight. Our primary market activity has been restricted to mainly state-owned entities such as Parpública and EGREP, and we have tended to be more active on the secondary market, predominantly in Republic of Portugal bonds.

In **Spain,** the economy continued to do very well in 2005, reflected in the continuing consolidation of the country's AAA sovereign rating as well as in improvements in the ratings of most of the regions. A combination of good economic performance, increasing demand from investors and market liquidity have led to tighter prices in the public debt market. Nevertheless, DEPFA has continued to maintain its strong position in Spanish public-sector on-balance sheet finance, playing a very active role in important long dated bond issues, including for that of the Region of Catalonia and Region of Baleares, in which we co-led the European marketing and placement efforts.

In **Switzerland,** new business activity with cantons and big cities decreased slightly as a consequence of reduced financial needs and tough competition. However, close relationships led to successful deals in areas such as short- and long-term lending, project-related finance and advisory services. A good example is when DEPFA advised Métro Lausanne Ouchy in Lausanne in relation to the financing of the rolling stock for the new m2 line.

In the **United Kingdom,** following a fundamental legislative change in the manner UK Local Authorities were allowed to fund capital expenditure, we took the step of employing a Client Relationship Manager to focus directly on the UK public sector markets. Our UK budget finance business had historically come from brokers, but having representation in this territory allows us to build, deepen and widen relationships and have greater control over flows in the market. Despite only starting marketing in November, we have already secured two long term direct deals with local authorities, and the pipeline in 2006 is looking promising.

Funding

Our on-balance sheet financing is a low margin business due to the low risk profile of these high quality borrowers. Therefore a very efficient and diversified funding operation is of the essence to optimise the locked-in margin on our client lending. DEPFA's strong credit standing and heavy association with public sector activities allow it to achieve very good sub-Euribor funding levels that are comparable even with many public sector issuers. DEPFA's ability to leverage its own asset base is key to this success with almost three quarters of our total funding being collateralised. DEPFA's covered bonds, which are the backbone of our long-term funding, are guaranteed by public sector assets on the balance sheet. In 2005 the covered bond volume (both Asset Covered Securities and Pfandbriefe) exceeded € 90 bn, which represents over half of our total funding. In addition, the high grade quality and liquidity of assets are also used to great effect in our short term repo activities, which make up half of our short term funding.

Given the highly collateralised nature of our main funding instruments, we expect only a modest impact from the decision by Moody's in December 2005 to place the long-term unsecured AA3 rating on review for possible downgrade. The AAA ratings and the highest P-1 short term rating are not affected by this review.

Capital Markets

Our long term funding activities are managed by our Capital Markets unit. Instruments include covered bonds (public transactions and private placements), unsecured bonds and MTNs. The AAA rated covered bonds are the principle source of long-term funding and provides DEPFA with the necessary market recognition among institutional investors that gives it access to other cheaper sources of funding. As highly liquid AAA rated instruments underpinned by a high quality asset base of public sector assets, DEPFA's covered bonds have achieved comparable status to government agencies such as EIB and KfW. This status is given greater credibility with the inclusion of DEPFA covered bonds benchmarks on the Euro Credit MTS platform where government bonds are traded.
The extra attraction for investors is the secondary market performance of the covered bonds which typically provide a yield pick up over government agencies.

DEPFA continued to make progress in 2005 in its issuance of Irish Asset Covered Securities that have achieved the same level of acceptance in the markets as our German Pfandbriefe. In 2005 the volume of ACS bonds at DEPFA ACS BANK exceeded the € 30 bn mark for the first time.

The large volume benchmark transactions afford DEPFA the greatest visibility in the markets and the bank has a commitment under its funding programme to issue at least two such transactions a year, of which one in US$. The bank launched a US$ 1.25 bn 5-year issue in May, which made DEPFA the only Covered Bond Issuer with a full curve of 3-, 5- and 10-year issues in US$. The transaction was largely placed outside of Europe (80%), reflecting the strength of DEPFA's global name recognition. Given the fact that the US is now one of the fastest growing areas for our assets, DEPFA will continue to expand its US$ funding base.

The bank is a very active issuer of both secured and unsecured MTNs, offering a wide variety of structures, currencies and maturities. Good progress has been made in building up the MTN activity at the Irish legal entities, thereby building on the position that the Pfandbriefbank has established in this funding area. Altogether the bank has € 25 bn of MTNs outstanding.

In 2005, DEPFA raised € 27.5 bn of long-term funding at a cost marginally below Euribor. In anticipation of the sale of the Pfandbriefbank, issuance activity in Germany and Dublin was very strong in the first half of the year. With the decision to reintegrate the Pfandbriefbank, we kept the bigger part of our long term funding. Our funding appetite for 2006 is therefore reduced to € 16 bn. The great majority of funding will take place from our funding platform in Ireland (both DEPFA BANK plc and DEPFA ACS BANK). With a planned volume of € 2 bn p.a., the Pfandbriefbank will still retain a position of importance in the Pfandbrief market.

In 2005 we took advantage of favourable market conditions to raise € 300 m of hybrid Tier 1 and a € 500 m MTN which qualify as Lower Tier 2 capital for regulatory purposes. While the lower Tier 2 issue was placed among institutional investors, the Tier 1 transaction was primarily placed among retail investors and helped to strengthen DEPFA's name recognition in this important investor-base. These transactions offer important advantages for our budget financing activities by strengthening the banks capital base and as a result by raising the limit for single credit exposures. This is an important consideration given DEPFA's lending bias to very big ticket transactions.

Money Markets

DEPFA has a very broad range of short term funding instruments from which it can further improve the bank's funding levels and secure the bank's day-to-day liquidity needs including:

- Commercial Paper
- Certificates of Deposit
- Money Market Deposits
- Call Deposits
- Repos
- Promissory Notes

Commercial Paper and Certificates of Deposit are marketed to an ever wider group of investors worldwide through the format of short-term debt programmes, which greatly reduces the burden of stock exchange documentation and gives the bank great flexibility in terms of repeat issuance. In 2005, DEPFA extended its reach into the Canadian market with a targeted C$ 2.5 bn Commercial Paper Programme. In line with the general growth of assets sourced in the US the bank has developed its US$ funding products; Yankee Certificates of Deposit from our New York branch have reached their maximum level of utilisation of US$ 5 bn. A doubling of our current USCP programme from its present level of US$ 5 bn is planned for 2006.

To facilitate the placement of these very sizeable volumes and to develop its direct relationships with institutional investors worldwide, DEPFA has an in-house sales team located in Dublin, New York and Tokyo. Our distribution network comprises much of the world's central banks, who as well as purchasing DEPFA's commercial paper, entrust us with very sizeable deposits.

Results

Bond and loan financing to governments and local authorities continued to grow strongly in 2005, with the volume rising by 20.3%. Net interest income increased only by 9.2% to € 309 m due to strong loan and bond sales. The decision to sell was due to favourable credit revenues by 51.7% to € 132 m. In addition premiums from liquidity and credit support facilities, which are specific to the US market contributed € 15 m to non-interest revenues, up from € 4 m. The increase in total revenues by 19% to € 441 m gives a clearer indication of the strength of revenues that we derive from the asset base.

Total expenditure rose by 18.1% to € 85 m, reflecting fresh investment in new and existing Client Relationship Management units in our branch network. Total income before taxes amounted to € 356 m, up 19.5% on the year. The cost income ratio of 19.3% underlines the traditionally high degree of efficiency of this segment.

€ m	**2005**	**2004**	**Change**	**Change**
Net interest income	309	283	26	9.2%
Non-interest income	132	87	45	51.7%
Total revenues	**441**	**370**	**71**	**19.2%**
Total expenditure	**- 85**	**- 72**	**- 13**	**18.1%**
Total income pre-tax	**356**	**298**	**58**	**19.5%**
Key balance sheet items				
Financing volume (on balance sheet)	165,575	137,653	27,922	20.3%
Financing volume (off balance sheet)	20,459	10,211	10,248	100.4%
Average equity	1,129	799	330	41.3%
Key ratios				
Cost income	19.3%	19.5%		
ROE	31.5%	37.3%		

Infrastructure Finance

This segment provides strategic advice and long-term funding for core public infrastructure projects, which are invariably based on a concession tendered by the public sector.

DEPFA's competence in infrastructure financing, in particular the area of PPP financing which involves special financing arrangements between the public and private sectors is now firmly established. Our Infrastructure Finance Unit is involved in many markets providing strategic and transaction advice, bridge financing and long term funding for essential infrastructure projects in the roads, rail, schools, hospitals, water and waste management sectors.

Good working relationships established now over many years with multilateral development banks such as the EIB as well as with nearly all the major construction groups has generated a lot of repeat business and helped DEPFA gain leading positions in major transactions. DEPFA's ability to syndicate transactions of significant size with long maturities gives it an important advantage when bidding for lead roles and is also in line with the bank's policy of limiting the volume of infrastructure assets held on the balance sheet given the risk weightings correspond to that of corporate assets. Securitisation of assets is now an attractive option that is open to us should we wish to relieve more pressure on the balance sheet after the successful securitisation of € 568 m of UK PFI assets in 2004, which was a first also for the UK market itself.

Overall the market for European infrastructure financing is growing substantially which has been reflected in the successive rise in the number of transactions that DEPFA has closed in different countries. In 2005 DEPFA closed altogether 21 transactions taking the total number of live transactions in our portfolio to 96.

Regional Trends

In **Italy,** DEPFA acted as sole lead arranger for the financing of another section of the Salerno-Reggio Calabria Motorway (€ 195 m). In November, DEPFA arranged a second € 25 m financing with Minimetrò to finance, build and operate a 3.8 km light rail system, in the city of Perugia, in Italy's Umbria region. The project is to be developed under a concession lasting 30 years from the start of operations. With regard to advisory/ arrangement mandates, DEPFA lead arranged € 370 m of financing for a group of Tuscan Hospitals and advised on a series of other high volume transactions, notably Acquedotto Lucano SpA (€ 1.2 bn), the Quadrilatero Marche-Umbria motorway (€ 750 m) and the Hospital of Como (€ 155 m).

DEPFA BANK is a leading market player in **France** in relation to the nascent Public Private Partnership market. As well as providing diversified financial services we also provide advisory services. Our local team is advising the Ministry of Transport with respect to the granting of a concession on the A65 motorway and acted as financial adviser for a major railway project. We arranged and closed in 2005 one of the first Public Private Partnerships in the health sector and advised construction companies in the tender process in various sectors including prisons, hospitals and motorways.

In **Greece** and **Cyprus,** DEPFA will also focus on local authorities and infrastructure finance, especially in light of the new PPP law enacted in 2005. In Cyprus the bank expects to intensify its advisory activities, especially in view of the planned introduction of the Euro in 2008.

Together with our Dublin-based Infrastructure Finance team our colleagues in **Poland** are particularly active in infrastructure transactions: Our most important transaction in 2005 was the financing of a leisure facility in the City of Warsaw (long-term loan facility of € 33 m).

One of the most exciting developments over the past 18 months has been the emergence of the **United States** as an important market for PPP transactions, which has become the locomotive for our US business generally. DEPFA's involvement in two landmark transactions in a senior role has given the bank important name recognition with many municipalities seeking to monetise or build new infrastructure. Currently 23 US states are pushing through legislation for the implementation of PPP financing that will further boost the market's development.

Results

Total revenues from infrastructure financing, mainly in PPP/PFI arrangements between the public and private sector, rose by 8.7%, mainly due to a rise in syndication fees from lead arranger positions. Total expenditure rose by 55.6% to € 14 m as this business, like the bank as a whole, needed to increase its scale to take full advantage of opportunities in a growth market (for example in the fast growing US market). A provision of € 3 m had to be set aside for a project in Germany, which is the first infrastructure loan loss provision since the start of this business 7 years ago. As a consequence, the income before taxes fell to € 8 m, down from € 14 m in the previous year.

€ m	2005	2004	Change	Change
Net interest income	20	19	1	5.3%
Non-interest income	5	4	1	25.0%
Total revenues	**25**	**23**	**2**	**8.7%**
Total expenditure	**- 14**	**- 9**	**- 5**	**55.6%**
Loan loss provisions	-3	0	-3	100.0%
Total income pre-tax	**8**	**14**	**- 6**	**- 42.9%**
Key balance sheet items				
Financing volume (on balance sheet)	1,879	1,417	462	32.6%
Financing volume (off balance sheet)	1,014	846	168	19.9%
Average equity	115	107	8	7.5%
Key ratios				
Cost income	56.0%	39.1%		
ROE	7.0%	13.1%		

Client Product Services

This segment comprises on- and off-balance sheet products including derivatives and structured transactions that provide an added value for public sector clients.

Derivatives and structuring

DEPFA has established an important client service capability for managing the interest rate, credit and currency risk that fits in very well with our business origination activities. Our team which is located in Dublin, New York and other European branches, is now in place to offer clients a full range of interest rate swap products, as well as options and other market products for both their asset and liability management. Given the significant amount of public sector assets that the bank continually generates, the potential for client-driven swap transactions is huge. In 2005 this area has already made a noticeable contribution to revenues. In 2005, DEPFA put in place the swap structure on the back of the City of Milan's € 1.7 bn Eurobond transaction. We expect many more opportunities for stand-alone swap transactions. For example, in the US, the derivatives group were successful in providing a US$ 355 m interest rate swap for the State of California Department of Water Resources. In addition we anticipate additional opportunities for swap transactions from our infrastructure financing clients.

Securitisation

DEPFA has expanded its securitisation activities, both for the benefit of our clients as well as our own credit risk management. Securitisation techniques involve traditional cash flow structures as well as synthetic structures using credit derivatives. Assets that are typically appropriate for securitisation are student loans, province and municipality loans, healthcare receivables, revenues from concessions and SME loans from government sponsored programmes. Overall the value of securitisation deals amounted to in excess of € 7 bn at end 2005 with most of the business concentrated so far in Italy, Spain and Portugal. In December 2005 the bank securitised a portion of its own assets in PSION Synthetic CDO Plc ("PSION"), a € 1 bn partially funded synthetic CDO. The reference portfolio comprised a diverse spread of US and EU municipal assets as well as emerging market debt. This is the first step in our plans to develop a CDO issuing programme.

Guaranteed Investment Contracts (GICs)

DEPFA has begun to operate in the GIC market since the beginning of 2006 as a highly rated provider. This product is specific to the U.S. market and is a way for municipal issuers to invest proceeds from a municipal bond with a bank or insurance company like DEPFA in a flexible deposit, which they can then draw down according to their needs. The potential of the market is significant with a value of over $ 100 bn and deposits from this product will provide DEPFA with an additional low cost source of funding.

Advisory services

An Advisory Services Group based in London provides advice to governments, state-owned enterprises and local authorities on different approaches regarding deficit reduction and the leveraging of public sector revenues to support essential investment and expenditure. This advice can relate to various forms of privatisation, including PPP infrastructure financing which creates opportunities for close collaboration with our Infrastructure Finance Unit. Furthermore expertise is also aimed at the private sector in its efforts to do business with the state and ranges from bidding strategy, evaluating business plans and financial modelling to arranging or procuring financing. In 2005 DEPFA won several high profile mandates.

RAVE, Portugal:

A consortium consisting of DEPFA BANK, Goldman Sachs and Banco Finantia was mandated by RAVE, the entity owned by the Ministry of Infrastructure and by Portuguese Railways (Rave), to advise on the development of the Portuguese High Speed Train network. The network is intended to have five lines with an investment value of € 12 bn and will be structured in the form of a Public Private Partnership (PPP). The priority lines are Lisbon – Oporto and Lisbon – Madrid with an investment cost of € 7.7 bn.

The advisory work of the consortium entails:

- Financial and economic analysis and corporate structuring,
- Procuring grant financing (to the maximum extent possible), and
- procuring loans from the EU, EIB and the commercial bank and bond markets.

Circle Line, Germany:
DEPFA BANK is member of a consortium of advisers that has been appointed by Verkehrsverbund Rhein-Ruhr, a public transport undertaking owned by the municipalities and local authorities, to carry out a feasibility study for the first part of the Circle Line project – the extension of the S28 to Wuppertal and the development of the Niederberg line to Velbert (and an optional line to Düsseldorf train station/airport). The study will examine the economical, legal and technical viability of the project and identify the appropriate financial and organisational model.

The Circle Line project, a proposed € 426 m light rail scheme which would connect 3 million inhabitants in the cities of Düsseldorf, Mönchengladbach, Wuppertal and the counties of Mettmann and Neuss, has been selected as a pilot project by the PPP Task Force of North Rhine-Westphalia.

Rating advisory is another integral part of our advisory services. DEPFA is putting to commercial use its expertise in assessing public sector by advising municipalities, local authorities and regions on how to conduct their credit rating processes.

Results
This segment was very much in start up mode in 2005. By year end the building up of teams in guaranteed investment contracts, interest and currency rate derivatives, financial structures, securitisation and advisory services, spread out across many of our existing locations had been completed. The early signs are encouraging as the segment generated € 22 m of revenue in 2005. The fact that it has broken even in its first year with a small profit of € 6 m before taxes augurs well for the future and justifies our commitment to invest in these areas.

€ m	2005	2004	Change
Net interest income	1	0	1
Non-interest income	21	0	21
Total revenues	**22**	**0**	**22**
Total expenditure	**- 16**	**- 5**	**- 11**
Total income pre-tax	**6**	**-5**	**11**
Key balance sheet items			
Financing volume (on balance sheet)	5	0	5
Financing volume (off balance sheet)	0	0	0
Average equity	25	0	25
Key ratios			
Cost income	72.7%	n/a	
ROE	24.0%	n/a	

Global Markets

This segment incorporates the trading activities and long term interest rate positions of the bank. DEPFA actively trades sovereign and sub-sovereign debt in emerging markets and the mature markets. Trading activities are based on our experience of the directional flows in the public bond markets. The bank also trades in credit default swaps relating to public sector assets, which are increasingly generated from our client relationships. In 2005 the trading result from the emerging markets was disappointing and fell far short of our objectives. At the end of the year the bank implemented important changes in its trading set-up to bring a turnaround in profitability in 2006.

Our long term interest rate positions benefited from lower interest rates. Global Markets sold some of these loans and bonds generating strong income from sale of assets.

Results

Total revenues in Global Markets totalled € 346 m, a decline of 27.8%, but the result remained at high levels. The profit from sale of assets in this segment relates to unhedged assets. These profits more than offset trading losses incurred by interest rate option positions when interest rates moved downwards during the year. The Global Markets operations are very lean and their costs in 2005 increased marginally to € 34 m with only small additions to staff levels. Total income before taxes totalled € 312 m.

€ m	2005	2004	Change	Change
Net interest income	102	154	-52	- 33.8%
Non-interest income	244	325	-81	- 24.9%
Total revenues	**346**	**479**	**-133**	**- 27.8%**
Total expenditure	**- 34**	**- 35**	**1**	**- 2.9%**
Total income pre-tax	**312**	**444**	**- 132**	**- 29.7%**
Key balance sheet items				
Financing volume (on balance sheet))	11,116	8,144	2,972	36.5%
Average equity	512	560	-48	-8.6%
Key ratios				
Cost income	9.8%	7.3%		
ROE	60.9%	79.3%		

Corporate Centre

Besides consolidation items, the Corporate Centre contains overhead costs, as well as the residual property portfolio of the Pfandbriefbank. The segment recorded a deficit of € 85 m before taxes. (vs. € -96 m in 2004).

€ m	2005	2004	Change	Change
Net interest income	- 10	- 39	29	- 74.4%
Other non-interest income	- 9	4	- 13	- 325.0%
Total revenues	**-19**	**- 35**	**16**	**- 45.7%**
Total expenditure	**- 66**	**- 61**	**- 5**	**8.2%**
Total income pre-tax	**- 85**	**- 96**	**11**	**- 11.5%**
Key balance sheet items				
Financing volume (on balance sheet)	5,371	10,248	- 4,877	- 47.6%
Average equity	309	146	163	111.6%


14€
12€
10€
8€
6€
2€
1991
1992
1993
1994
1995
1996
1997

GROWTH

and value: DEPFA's shares stand for both. Since we went public in 1991, our shares have gone from strength to strength. As DEPFA's share price has risen by an average of around 20% per year, our shareholders have reaped the benefits of the Bank's dynamic performance. Today we are one of the 30 largest companies on the German stock market and see ourselves as an attractive investment with strong growth potential.

DEPFA Shares



1999
2000
2001
2002
2003
2004
2005



The DEPFA share in 2005

DEPFA's share price performance was disappointing in 2005 with the share price closing the year virtually unchanged (+2%). However, until the summer the share price had been rising steadily to reach a peak gain of +15% on the year (15 August) and was performing well against other key financial sector indices. However, it was only in the second half of the year that these gains were completely eroded and the share started to lag behind market performance indicators.

The abandonment of a couple of high profile projects in 2005, namely the sale of the Pfandbriefbank subsidiary and entry into the US Financial Guaranty business clearly harmed market sentiment. Despite the scale of investments carried out in 2005 DEPFA has continued to adhere to its commitment of maintaining a high level of profitability of above 20% based on ROE on an ongoing basis.

Another area of concern that has held back the share price, not only last year but beyond, and often voiced after the publication of our interim results, is that the company places too much reliance on revenue from sales of public sector assets. Selling assets is a way of optimising revenues from our huge asset base of public sector loans and bonds, which if simply left on the balance sheet are generating a steady flow of interest income. Depending on changes in interest rates or credit spreads, the increase in valuation of certain assets can make the realisation of gains from the sale of assets a much more attractive option compared to a cumulative flow of interest income over many years. Given that the asset base is being constantly replenished from very strong new client business origination there are always opportunities for future sales. In a way, an investment in DEPFA is an investment in public sector debt and we are conscious of increasing the returns for shareholders from our portfolio.

The investment case for DEPFA is compelling as the transformation of the bank into a full service public finance provider has been almost completed. The bank is now emerging in a much stronger position with a more sophisticated advisory and financing apparatus that will allow it to better tap into the huge potential of the public finance market.

Share price performance in 2005



160
140
120
100
80
60
40
20
0
01/01/05
01/04/05
01/07/05
01/10/05
31/12/05
C-DAX Banks
DAX
Dow Jones Euro Stoxx Banks
MSCI World Financials
DEPFA

Major geographical breakdown in investor mix	
Germany	20
United States/Canada	30
UK	25
Other European Countries	18
Employees	5
Rest of the world	2

Share price data	**2005**	**2004**
Number of shares outstanding (m)	353,019,720	353,019,720
EPS (€)	1.39	1.56
Dividend per share (€)	0.25	0.17
Payout ratio (%)	18.0%	10.9 %
Book value (equity incl. retained earnings) per share (€)	6.53	5.31
Share price year high (€)	14.25	13.28
Share price year low (€)	11.34	10.15
Price/earnings ratio high	10.25	8.51
Price/earnings ratio low	8.15	6.50
Price/book value high	2.18	2.50
Price/book value low	1.74	1.91



COMMITMENT

is a quality that every one of DEPFA's 500 employees has to demonstrate on a daily basis, especially in a company that has total assets of € 229 billion and clients in over 50 countries around the world. Our employees' longstanding experience and commitment and their focus on a single client group have enabled us to devise a business model that can be continuously adapted to a changing world.

Employees 2005



Employees

During 2005, we exceeded the figure of 500 employees for the first time, an increase of 16% compared with the previous year. Geographic expansion and the extension of our product range led, as in 2004, to significant growth in staff levels. This was due to two main factors; firstly, we established a completely new team for Client Product Services to advise our customers on complex financing structures, offer derivative products and arrange securitisation deals. Secondly, we continued to invest in the Bank's franchise and expanded our teams at various locations. Almost all DEPFA offices now have specialists in infrastructure financing, an area that is recording high growth rates in several markets. In November, we opened an office in Warsaw that will focus on the attractive Polish market, and can build on a public-sector financing portfolio of more than € 5 billion and existing customer relations.

After we called off the sale of our subsidiary DEPFA Deutsche Pfandbriefbank AG in April, the company was fully reintegrated into the Group over the course of the year. Our internal reporting structure is based on functional responsibilities, so that DEPFA Deutsche Pfandbriefbank AG employees are now fully reembedded into the Bank's global teams. DEPFA Deutsche Pfandbriefbank AG's headcount declined significantly during the year (-36%), due on the one hand to the transfer of some employees within the Group, and on the other to the expiry of contracts or to voluntary departures. The relocation of DEPFA Deutsche Pfandbriefbank AG to a Frankfurt suburb is planned for 2006.

Corporate Social Responsibility

Our social commitment is now based on three pillars – supporting Irish students as part of the European Union's ERASMUS programme, promoting scholarship in Ireland through cooperation with the Royal Irish Academy, and our cooperation since 2004 with Concern, an Irish non-governmental organisation (NGO).

Erasmus

This programme, established by the European Union, facilitates the exchange of European students and the acquisition of cross-border qualifications. Each year, we award 8-10 scholarships to Irish students, enabling them to spend one year at a university in France, Belgium or Germany. Our Board member Prof. Frances Ruane supports us in the selection of the scholarship recipients from the business and economics faculties of Trinity College, Dublin.

Royal Irish Academy

We have been supporting this institute, which is dedicated to promoting scholarship in Ireland, for over two years. We finance Academy events and award the annual Hamilton prize to the best new first degree graduates at mathematics faculties in Ireland. The award of the prize is accompanied by the Hamilton Lecture, which is given by a prominent scientist, usually a Nobel prizeholder, at Trinity College, Dublin. The Hamilton Lecture has become one of the annual lecture highlights at Trinity College.

Concern

Our cooperation with this Irish NGO (non-governmental organisation) continues to make excellent progress and has become part of our corporate identity. The Bank supports two Concern projects – the Cambodian micro-finance subsidiary AMK, and an education project in Mozambique.

AMK offers very small loans to families in remote parts of the country, thus contributing significantly to the development of an economically active civic society. AMK has become one of the country's leading micro-finance institutions in recent years, with around 25,000 clients and a total financing volume of US$ 1.5 m. In addition to material support of € 50,000 monthly, we support AMK's work through skills transfer, with the bank's employees providing support on site or from their workplace. Among other things, we used the occasion of the UN International Year of Microcredit 2005 to organise a press trip to Cambodia, bringing the topic to a wider public.

We have been supporting the education project in Mozambique since 2005, also with € 50,000 monthly. The money is used to build schools in remote parts of the country, giving the rural population access to education. In return, the government has offered to maintain these schools in the long term and to provide teachers. We hope to make a contribution in this way to long-term development in Mozambique, and to open up life prospects to young people through education opportunities.

To live up to the Concern motto of "Believing in Action", bank employees also took part in projects in the Third World in 2005. In autumn, a staff member performed an internal audit for the Concern branch in Eritrea, concluding with a report to Concern's management. Further projects are continuously being identified together to give as many DEPFA employees as possible a direct insight into the problems of developing countries. Following the Tsunami catastrophe, DEPFA employees donated € 19,000 at the beginning of the year, which the Bank matched by the same amount.

DEPFA BANK plc staff members (by age)



60+
50-59
18-29
40-49
30-39

Growth in number of staff



500
400
300
200
100
0
303
349
430
500
2002
2003
2004
2005



DYNAMIC

is key to any market leader that wants to maintain its position. As a specialist, we are not one of the world's largest banks. However, we are one of the most important market players in our segment. We can execute very large deals quickly and efficiently. Our swift decision-making processes are an essential element of our client relationship management.

Business Development 2005



Business Development

The increasing breadth of the Bank's product range makes managing and reporting our business in segments more appropriate. It provides the means for measuring the Bank's success in clustering products around our client relationships. From its core strength in traditional budget financing, DEPFA has now established a platform from which it can grow revenues in a variety of areas. The cross selling potential of offering a wider selection of products makes for good commercial sense given our market leadership position but at the same time this product expansion has been market-led as the public sector seeks more sophisticated solutions to reduce their debt and interest rate burden.

The scale of investments in 2005 necessary for the bank to resume its growth in the years ahead has obviously put some strain on short term profit performance. Combined with the high basis effect of the previous year's profit spike, profit in 2005 was only on a par with the previous year. Net income of € 475 m was slightly down by 1.9% on the previous year's result of € 484 m (excl. € 50 m realisation of once-off gains after tax on sale of Pfandbriefbank assets which were part of a special exercise to reduce the nominal size of the Pfandbriefbank ahead of a potential sale).

Total operating income was 2.6% lower at € 815 m than 2004 levels that included € 85 m of once-off pre tax gains on the above mentioned sales of assets in the Pfandbriefbank. The asset base continued to provide a strong source of revenue either in the form of interest income or gains from sales depending on market conditions. This is consistent with DEPFA's willingness to achieve an optimal return from its large investment portfolio of public sector assets. A very favourable interest rate and credit spread environment in 2005 provided DEPFA with excellent opportunities to enhance revenues by realising gains in valuations on its assets. At the same time DEPFA continued to replace assets sold at a very strong rate; new commitments rose to a new record in 2005 of € 90 bn, thus ensuring a vibrant source of future revenues.

Net interest income amounted to € 422 m, and was slightly higher than the previous year's level of € 417 m. A significant amount of high margin assets were placed in the secondary markets which inevitably placed constraints on growth in the interest income result, but on the other hand led to an increased contribution in net gains from financial assets revenue line.

Net fee and commission income, which amounted to € 20 m against € 19 m in the previous year, now mainly comprises revenues from our liquidity and credit support facilities. In 2005 we underwrote an increasing amount of liquidity and credit support facilities in the United States, which generated higher commissions. At the year end the volume of business reached € 13 bn, compared to € 5.4 bn at 31 December 2004.

Profit and loss account

	2005 € m	2004 € m	Change %
Earnings			
Net interest income	422	417	1.2%
Net fee and commission income	20	19	5.3%
Net trading income	-114	41	
Gains less losses from financial assets	480	357	34.5%
Other operating income	7	3	133.3%
Total operating income	**815**	**837**	**-2.6%**
Operating expenses	-215	-182	18.1%
of which personnel expenditure	-132	-101	30.7%
of which other administrative expenditure	-72	-55	30.9%
of which depreciation and amortisation	-9	-7	28.6%
of which other expenditure	-2	-19	-89.5%
Net operating profit before impairment losses	**600**	**655**	**-8.4%**
Impairment losses on loans and advances	-3	0	
Profit before taxation	**597**	**655**	**-8.9%**
Taxation	-122	-119	2.5%
Profit for the year	**475**	**536**	**-11.4%**
Attributable to minority interest	-	-2	
Attributable to equity holders of the company	**475**	**534**	**-11.0%**

Group net income after tax (€ m)



2000
2001
2002
2003
2004
2005
162
137
236
370
534
475
0
100
200
300
400
500
600

* Until 2003 according to US-GAAP

Group RoE after tax



2000
2001
2002
2003
2004
2005
20.5%
14.8%
22.3%
29.4%
32.9%
22.7%
0%
10%
20%
30%
40%

* Until 2003 according to US-GAAP

Gains less losses from financial assets rose strongly in 2005 to € 480 m from € 357 m as the bank was able to take advantage of a low interest rate environment and a narrowing of credit spreads. A significant portion of the result from sale of loans and bonds (€ 196 m) was realised in the second quarter. These profits more than offset trading losses from options on interest rate futures in the same quarter (€ -125 m). However these transactions could not be included in the same revenue line, thus causing a material impact on the income from sale of asset and trading lines.

The total trading income was € -114 m with the impact from the options described above weighing heavily on the result. Stripping out the effect of these option losses of € 125 m the trading result was positive.

General administrative expenditure rose by 18.1% to € 215 m, which had been largely budgeted as part of our ambitious programme of investments in new products and markets. The bulk of this cost expenditure was taken up by staff expenditure that increased by 30.7% to € 132 m. This was not only due to the net increase of 70 staff in the workforce but also due to an increase in share bonuses to € 32 m, which came from the first-time inclusion of the 2004 employee share compensation programme that came on top of the 2002 and 2003 share schemes. As a result, during the course of 2005 costs for three separate programmes were charged to the income statement for the first time and this will continue on an ongoing basis. Altogether variable compensation consisting of cash and share bonuses makes up almost 50% of total staff pay, which is a very high proportion in the banking sector. The cost income ratio rose to 26.4%.

Administrative expenditure went up by 30.9% to € 72 m and can be attributed to increased expenditure for IT infrastructure and a couple of one-off factors such as costs for the upgrading of premises and move into new premises such as in Warsaw as well as costs relating to the reintegration of the Pfandbriefbank.
Depreciation amounted to € 9 m, a rise of € 2 m which occurred mainly as a result of the higher charge from new premises.

For the first time DEPFA made a small provision of € 3 m relating to an infrastructure financing loan in Germany. This amount corresponds to one third of the exposure. It is important to put this provision into context as it is the first case after seven years of operations of our infrastructure financing unit.

Income before income taxes amounted to € 597 m, a decline of 8.9% against the previous year. The tax rate edged up to 20.4% reflecting increasing revenues from higher tax locations and a lower contribution from our investment banking operation in Cyprus. Net income after taxes amounted to € 475 m.

Impact of bonuses (cash/share compensation programme) **€ m**	**2002**	**2003**	**2004**	**Q1 2005**	**Q2 2005**	**Q3 2005**	**Q4 2005**	**2005**	**2006**	**2007**	**2008**	**Total *recognition* for share scheme**
P& L effect from scheme 2002	**-**	**10**	**6**	**1**	**1**	**-**	**-**	**2**	**-**	**-**	**-**	**18**
P& L effect from scheme 2003	**-**	**-**	**21**	**5**	**3**	**3**	**2**	**13**	**4**	**-**	**-**	**38**
P& L effect from scheme 2004	**-**	**-**	**-**	**3**	**4**	**4**	**6**	**17**	**9**	**3**	**-**	**29**
P& L effect from scheme 2005	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**14**	**9**	**3**	**26**
Sum	**0**	**10**	**27**	**9**	**8**	**7**	**8**	**32**	**27**	**12**	**3**	**111**
P& L effect from cash bonus	**12**	**17**	**23**	**N/A**	**N/A**	**N/A**	**N/A**	**31**	**N/A**	**N/A**	**N/A**	

Balance Sheet

Public Financing makes up the majority of the Group's total assets. The on-balance sheet volume of this business rose by 17.5% to € 181.5 bn at the year end. In addition, we have generated a portfolio of off-balance sheet assets, namely letters of credit and liquidity standby facilities in our U.S. business. The size of this part of our business rose by € 7.6 bn to € 13.0 bn at the year end. The asset quality of our entire on- and off-balance sheet business is very high, on a Group level, with an average credit rating of AA.

Asset quality of public sector portfolio



A2 9%
A3 1%
Lower than A 3 4%
A1 3%
AAA 37%
€ 181.5 bn
AA3 27%
AA1 8%
AA2 11%

Financing volume – Group	2005 € m	%	2004 € m	Change from the previous year € m	%
Public sector financing	**177,945**	**100**	**152,802**	**25,143**	**16**
of which loans with 0 % weighting	128,222	72	112,639	15,583	14
of which loans with 10 % weighting	587	0	555	32	6
of which loans with 20 % weighting	48,083	27	38,780	9,303	24
of which loans with 50 % weighting	–	-		–	
of which loans with 100 % weighting	1,053	1	828	225	27
Public sector related	**3,554**		**1,651**	**1,903**	**115**
Other loans	**2,447**		**3,009**	**-562**	**-19**
Total financing volumes	**183,946**		**157,462**	**26,484**	**16.8**

New commitments – Group	2005 € m	%	2004 € m	Change from the previous year € m	%
Public sector financing	**89,878**	**100**	**70,402**	**19,476**	**28**
of which loans with 0 % weighting	60,785	68	47,911	12,874	27
of which loans with 10 % weighting	7,124	8	6	7,118	
of which loans with 20 % weighting	17,292	19	21,569	-4,277	-20
of which loans with 50 % weighting	2,368	3	-	2,368	
of which loans with 100 % weighting	2,309	2	916	1,393	152
Public sector related	**1,968**		**1,651**	**317**	**19**
Total new commitments	**91,846**		**72,053**	**19,793**	**27**

The volume of infrastructure finance commitments rose by 11.5% to € 2.9 bn at the year end. These loans are individual project loans and therefore they have a lower average rating and a significantly higher risk weighting than other assets in our portfolio. However, they are often backed by public-sector payment obligations or other forms of support by the relevant public sector authority. .

A fast growing part of our funding is generated from Irish covered bonds. The volume of our total outstanding public-sector covered bonds rose by 24% to € 90 bn at year end. The issue of these bonds was strong throughout the year with primary sales of covered bonds increasing by 54% to € 24 bn in 2005. Our refinancing mix comprises a broad range of short-term and medium-term instruments. In 2005 average overall funding levels including long and short term funding were on average kept below EURIBOR.

Group currency breakdown of non-benchmark transactions


Other
5.0%
CAD
3.0%
JPY
7.0%
GBP
2.0%
EUR
64.0%
USD
14.0%
CHF
4.0%
DKK
1.0%

Group primary sale of securities in € m


Secured MTNs
ACS Benchmarks
Unsecured
Loans
13,934
4,806
4,102
4,812
2,000
4,000
9,000
14,000

Group breakdown according to structure type of non-benchmark transactions


74%
26%
€ 22.85bn
Plain vanilla (FRN, Fixed)
Structured notes

All structures can be provided with cap, floor and call features

- Accumulator
- Snowballs/ratchets
- Volatility notes
- Floating zeros
- Shout/switch options

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	31.12.2005	31.12.2004*
Core capital (Tier I)	2,976	1,945
Supplementary capital (Tier II)	1,104	1,259
Total Regulatory ccapital	4,080	3,204

Capital adequacy ratios	31.12.2005	31.12.2004*
BIS risk weighted assets (€ million)	24,081	16,335
Core capital ratio	12.4%	11.9%
Total capital ratio (Tier I+II)	16.9%	19.6%

* The 31.12.2004 figures do not include the following two items which occurred in February 2005:
- the purchase of the remaining minority interest in DEPFA Deutsche Pfandbriefbank AG with effect from 7th February 2005 and
- the approval by the Financial Regulator to treat € 400 million of ACI's as Tier 1 capital with effect from 14th February 2005.

If these two items were included in the 31.12.2004 figures the Core Capital would have amounted to € 2,319 million and the Core Capital Ratio would be 14.2%

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

DEPFA BANK plc is regulated by the Irish Financial Regulator. On a group level, DEPFA BANK plc has to conform to the regulations of the Irish Financial Regulator, which applies a capital / risk assets framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD). Both BIS and the Irish Financial Regulator require banks to maintain a minimum core capital ratio of 4% and a total capital ratio of 8%.

With a core capital ratio of 12.4% and a total capital ratio of 16.9%, the Group exceeds the minimum required ratios.

The Irish Financial Regulator uses the term Alternative Capital Instruments (ACIs) to describe non-standard forms of capital that are generally referred to in the market as hybrid capital. The following structures qualify as ACI's under Notice BSD S1/04, 'Alternative Capital Instruments: Eligibility as Tier 1 Capital', an amendment to the implementation of EC Own Funds and Solvency Ratio Directives BSD S 1/00 of the Irish Financial Regulator:

Year of issue	Nominal amount € million	Issuer	Instrument	Coupon
2000	220	DEPFA Funding Trust	Guaranteed Non-cumulative Perpetual Trust Preferred Securities	3m Euribor +1.6%
2003/2004	400	DEPFA Funding II LP	Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	6.5%
2005	300	DEPFA Funding III LP	Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	7% (until 2008), 10y CMS +96 bp (from 2009)
Total	920			

Under the terms and conditions of the ACI's issued out of DEPFA Funding II LP as listed above, DEPFA BANK plc (as the General Partner) has certain call rights. DEPFA BANK plc will not exercise any call right if such exercise would breach any of the eligibility criteria for Tier 1 capital capital set out in Notice BSD S1/04 quoted above.

Forward Looking Statement

Investments in new products and staff are deliberately geared to raising absolute levels of profits in the years ahead. DEPFA continues to see itself as a growth company, as there is a strong ongoing need for financing in our core public sector debt markets, and secondly, there is enormous potential in creating our own additional business opportunities in other areas from our already strong client base. Therefore investments are part of a two-pronged approach of cross-selling products into our existing client base in the mature markets and gaining access to new markets, both mature and emerging. New staff is the cornerstone of the investment programme, with two thirds of new hires in 2005 being in front office positions and can be seen as additional profit generators. Though costs have risen significantly over the past couple of years, ROE has stayed consistently above its long term commitment of over 20%. The management of our business in segments will allow us to further increase our focus on profitability and set profit targets on a more granular level. The segment reporting offers to the stakeholders an insight into how the bank is making money from a much more varied collection of businesses. It should highlight that DEPFA is not simply dependent on its plain vanilla lending activities and asset sales.

The segments will also offer a good guide to the overall quality of revenues and will show that a certain level of recurrence in the other revenues can be added to stable income from the lending business, simply because the strength of our client relationships will generate repeat business. Our profit guidance will in future chime with this emphasis on a more intelligent analysis of earnings along product lines and will be given on the basis of divisional targets rather than for the overall Group. Asset growth will be an important central objective to increase interest and stable premium income. Furthermore, as asset gathering is spread across a wider geographic area this will improve the risk diversity of the portfolio and also boosts the reserve of eligible assets that can be used for the cover bond pools. DEPFA's propensity to take on big ticket assets means that it can shift the mix of assets in a relatively short time.

The bank is well placed to originate business in its core European market, that has grown even bigger with EU enlargement, as well as in the U.S. Improving risk differentials in East European public sector debt has made on balance sheet business in this region a more attractive proposition than in the past. The opening in November 2005 of a branch in Warsaw is aimed to develop our primary business directly with the government and municipal authorities. Similarly, the United States is a key growth market and now makes up nearly 10% of our public finance asset volume, which can be expected to increase much further as our marketing efforts are well diversified. The locomotive of our U.S. business is infrastructure financing and our high profile in the nascent PPP market gives us an edge when bidding for further deals. In addition, the planned opening of branches in Miami and Dallas on top of San Francisco and Chicago will boost local origination outside of the main New York office.

In Asia the Hong Kong branch will continue to develop close ties with governments and government agencies and provide advisory services in many areas. We expect changes in Basel II to spur on-balance sheet transactions in the most developed countries in the region as the new regulatory regime will encourage calculations of risk-weightings for borrowers on their own merits rather than on an arbitrary basis.

DEPFA is also now well placed to offer public sector clients around the world a broad range of advice and financial products on top of traditional bond and loan financing. Where necessary, specialists in client derivative and infrastructure financing are integrated into the local branch network to work with clients directly.

In addition, our product coverage is targeted at clients across both the mature and emerging markets and increasingly there will be a blurring in distinction between coverage of these markets, especially in the advisory field. Therefore DEPFA Investment Bank that traditionally caters to the emerging economies will work with other units of the Group in its marketing efforts in Eastern Europe, Russia and Central Asia.



THE RIGHT BALANCE

between risk and return is one of the guiding principles of banking. Risk management is therefore at the heart of what we do. Our clients and shareholders can rely on our internal risk management systems, which are additionally monitored by our newly created Risk Management Committee and the Chief Risk Officer.

Risk Report 2005



Risk Report

1. The Risk Management Structure

One of the main features of banking business is the management of economic risk. The targeted handling of risk is therefore vital to ensuring the continued existence and profitability of any banking company. In addition, external groups (primary investors, legislators, banking supervisory authorities, analysts and rating agencies) increasingly demand appropriate risk management. To meet both commercial and statutory requirements on one hand and the demand of capital market participants on the other hand, DEPFA BANK plc has established a comprehensive system for identification, measurement, early recognition and control of risk as an integral part of its business process. The risk management structure for DEPFA BANK plc as at 31 December 2005 is detailed in the following table.

Group Governance: Committee Structure



Board of Directors of DEPFA BANK plc
Compensation Committee
Compliance
Chairman's Office
Gerhard Bruckermann Chairman, CEO
Dr. Thomas Kolbeck Vice Chairman, Deputy CEO
Audit Committee
Group Internal Audit
Executive Committee
Asset & Liability Management Committee
Strategic Planning Committee
Credit Committee
Asset Management Committee
Country Risk Committee

In 13 February 2006, a Risk Committee has been established at board level. The committee consists of one executive and one non-executive board member and is responsible for overseeing the monitoring and management of the Bank's risk profile. All risk functions (Credit, Liquidity, Market and Operational Risk) report to the Chief Risk Officer, member of the Executive Committee, who in turn reports to the CEO and independently to the Risk Committee.

The Board of Directors has established an Audit Committee and a Compensation Committee. The members of these committees are all non-executive directors. The Board sets the overall Group strategy. In addition, the following Executive Committees have been established:

- Executive Committee
- Asset & Liability Committee
- Asset Management Committee
- Credit Committee
- Strategic Planning Committee

(a) Executive Committee is responsible for the crossfunctional management of the Group.
Objectives: implement strategies and controls; crossfunctional coordination.

(b) Asset & Liability Committee implements the market risk strategy of the bank and allocates capital by setting Risk limits.
Objective: manage interest rate and liquidity risk, minimize funding costs.

(c) Asset Management Committee is responsible for determining the overall make-up/diversification of the assets and optimizing return in the context of risk.
Objective: diversification, asset optimization, rating preservation and capital growth.

(d) Credit Committee is responsible for counterparty credit risk. It focuses on credit review and approval of individual obligors and on counterparty and country limits. Objective: manage credit risk.

(e) The Strategic Planning Committee is responsible for assisting the Office of the Chairman in the assessment of the overall strategy of the bank and the budgeting and budget/monitoring process.
Objective: anticipate industry trends and implement appropriate strategy for the Bank.

The organizational responsibility for the identification, measurement, early recognition and control of risk is set out in the following table:

Risk Segments	**Management**	**Control & Monitoring**
Credit Risk	Credit Committee	Credit Risk Unit
Country Risk	Country Risk Committee	Special Risks Unit, Credit Risk Unit
Market Risk	Asset & Liability Committee	Market Risk Unit
Operational Risk	Executive Committee	Operational Risk Unit
Liquidity Risk	Asset & Liability Committee	Market Risk Unit

2. Credit Risk

Credit Risk is defined as the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a counterparty. The relevant receivable may be based on traditional on-balance sheet lending business or off-balance sheet business, e.g. counterparty risk arising from derivative financial instruments.

Public Sector Credit Risk

Public Sector lending accounts for 85% of DEPFA BANK plc's total consolidated on-balance sheet exposures. The business is focused on sovereign and sub-sovereign borrowers and public sector supported financial and specialist entities.

This is reflected in the risk weightings of the Group's total public sector portfolio amounting to € 178 billion of on balance sheet interest-earning assets (amount excludes IAS 39 adjustments, regulatory trading book and fixed assets) at 31 December 2005. A BIS risk weighting of 0% applies to 72% of these assets, reflecting the focus on sovereign and the upper level of sub-sovereign entities. The next largest category is counterparties with a 20 % risk weighting. These are mainly municipalities and credit institutions without explicit central government guarantees.

Assets by risk weighting



RW 0%
72.2%
RW 10%
0.1%
RW 20%
27.4%
RW 100%
0.3%

Total: € 178 bn

The portfolio is broadly diversified with counterparties in over 40 countries. In order to ensure the top rating for the Pfandbriefe and Asset Covered Security ("ACS") cover pools and a high rating for the Bank, business is focused on clients and counterparties with the highest credit standings. Total public sector risk weighted on balance sheet interest-earning assets for the Group amounts to € 10.45 bn at the year-end.

Public sector credit risk by country



Germany
27.9 %
Other
5.8 %
Belgium
1.4 %
Poland
1.8 %
Portugal
2.1 %
Canada
2.5 %
Japan
2.9 %
Italy
18.1 %
USA
7.4 %
Spain
7.4 %
France
6.7 %
Austria
4.9 %
Greece
4.3 %
United Kingdom
3.8 %
Supra
3.0 %

On balance sheet interest-earning and liquid assets by country classification 31 December 2005

Assessing credit risk – the internal rating system in DEPFA BANK

Credit scoring of counterparties is critical to DEPFA's business, as a significant part of DEPFA's population of borrowers is unrated externally. For example, approximately 0.28% of EU public sector entities are rated externally. The scoring model of the Bank is reviewed continuously. In recent years, DEPFA moved to a unitary scoring system for its four main credit risk pools (sovereign, sub-sovereign, financial institutions and infrastructure finance). Originally the unitary scoring model had 12 rating grades. The grading has now been extended to 22 grades.

Internal ratings introduce a more accurate risk evaluation and specifically have been designed in preparation for the implementation of the New Basel Accord. It is the intention of the DEPFA Group to adopt the Internal Ratings Based Foundation Approach and in this regard, the Bank has established an Internal Ratings Modeling team, who are responsible for developing scoring models, individually tailored by country and exposure type, to help estimate credit scores, and determine probability of default, for all DEPFA Group credit exposures.

DEPFA BANK has developed four core 22-grade internal rating systems in line with each of its credit risk pools. Whilst the scores are comparable to the grading system used by the External Credit Assessment Institutions ("ECAI") and DEPFA's models map with a high level of significance to the ratings assigned by the ECAI's, the equivalent risk of the rating assigned from each of the four models are not comparable to each other, but translate into their own unique default and recovery scales. Such unique default and recovery statistics have been validated through various default studies provided by the ECAI's.

All counterparties across all risk groups are graded in accordance with this system. The steps to assign and test the robustness of the internal rating involve:

- Grading individual counterparties through the analysis of balance sheet strength, the historic and budgeted relationship of direct tax and central allocation (grant) revenues with expenses, the relationship of debt to operating surpluses, indebtedness per capita, political stability and guarantee structures.

- The analysis of the sub-sovereign legal framework including the delegation of powers from the sovereign and financial and regulatory support of its activities.

- Mapping internally derived ratings against the ECAI ratings for externally rated borrowers.


Lowest external rating
AA3 25.4%
AA2 7.7%
AA1 6.1%
AAA 35.4%
A1 2.1%
A2 8.8%
A3 0.5%
BBB1 2.5%
BBB3 0.0%
BBB2 0.2%
Unrated 11.3%
Internal rating
AA3 19.8%
A1 8.6%
A2 4.0%
A3 2.8%
AAA 28.7%
AA1 12.6%
AA2 22.8%
BBB1 0.5%
BBB2 0.1%
BBB3 0.1%

The rated clients and counterparties account for a very high proportion of DEPFA's public sector asset volumes. Almost 36% of the portfolio of on-balance sheet interest earning assets relates to counterparties with triple-A ratings by ECAIs while a further 39 % of assets relate to double-A ratings by ECAIs. 11.5% of the total portfolio is unrated by ECAIs. In this analysis, the rating is taken as the lowest awarded by the three major ECAIs.

Financial Institutions Exposure:

Included in the on balance sheet interest earning assets portfolio descriptions above is an amount of € 12.8 bn relating to Group exposures to financial institution counterparties. Within the Group, on-balance sheet financial institution counterparty risk arises from securities, money market transactions, sale and repurchase agreements and derivatives.

Any existing netting master agreements and collateral agreements with business partners are taken into account to adequately map counterparty risk. These agreements are used to reduce both the capital cover required and the utilisation of bank-internal counterparty limits. DEPFA has a group-wide counterparty limit system that directly accesses the front-office system used by Treasury, providing real-time information on limits and limit utilizations. Within the Group, financial institution counterparty business is geared towards high credit-quality counterparties.

Credit Derivatives Exposure

Including Letters of Credit provided, DEPFA's off balance sheet risks arising from credit derivative exposures equate to a total nominal value of € 6.8 bn, excluding protection acquired for discontinued property loan business on the residual mortgage book, which is to be sold to Aareal Bank AG. DEPFA takes a conservative approach to managing this risk and counterparty risks must be pre-approved prior to transaction execution. 27 % of all credit derivatives exposure is AAA rated internally with an additional 25% in the AA cohort.

The Credit Approval Process

DEPFA Group operates an independent credit approval process, which includes assessments by, and formal limit recommendations from, those not involved in the business areas. The chart below sets out the initiation and approval process for DEPFA BANK for all four risk pools.

The allocation of an internal rating determines both the pricing and the potential exposure amount. The Credit Committee operates on authority devolved to it by the Board of Directors and is empowered to set limits up to prudent levels taking into account large exposure parameters. DEPFA subsidiaries operate their own credit committees, which act on individual counterparty limits once Group approval is in place.

The Credit Process



Sovereign/ Country Risks
Sub-Sovereign Risks
Financial Institution Risks
Infrastructure Finance Risks
Country Risk Committee, Credit Risk Unit, Special Risk Unit: Assess, assign rating and make recommendation for pre-approval limit, taking risk mitigation into account
Group Credit Committee: 5 voting members, not drawn from business area
Credit Limit and Duration Decision
Decision advised to various Group entities and business units
Group Subsidiary Credit Committee decision
Minimum annual review of limit decision (more frequent reviews as required)
Limits monitored for utilization

The credit process centres on an independent Credit Committee who resides over the four counterparty risk pools, and who is provided with both rating and limit recommendations from the dedicated independent risk teams.

The heads of risk units report directly to their respective Executive Committee Member as well as the Credit Committee.

DEPFA's Counterparty Risk Pools

1. Sovereign/Country Risk:

Sovereign/Country risks are managed by the Country Risk Committee. Reviews of sovereign risks are carried out at least annually, with detailed reports on the social, political and economic situation of all countries presented to the Group Credit Committee for approval. All sovereign/countries are rated in accordance with the Group internal rating grades. DEPFA currently has 92 countries rated for international business, of which total limit available to these countries amounts to 98 % fall into A-rated cohorts. The Bank's country exposure for countries rated below single-A stood at 1.04% of the Bank's total cross border exposure as at 31 December 2005, with maximum limits available of 2% of total Group country limits.

2. Sub-Sovereign Risk:

The Credit Risk Unit, a specialised team of professionals based in Dublin, carries out sub-sovereign risk analysis. This team is independent from business origination/relationship management. This unit is responsible for assessing and rating (in accordance with the DEPFA internal grading system) the credit risk for all sub-sovereign entities.

The unit assesses the distinct characteristics of the country in which the sub-sovereign is located, especially those characteristics related to intergovernmental arrangements. The unit also assesses political, demographic, economic, fiscal and financial factors.

3. Financial Institution Risk:

The Credit Risk Unit also carries out assessment of DEPFA's exposure to financial institutions. Specialised professionals work with the front office personnel to evaluate the credit risks involved in these counterparties. The approval process applied is the same as for sub-sovereign counterparties. In addition, all financial institutions are rated internally. All counterparties must have pre-approval limits in place as a prerequisite to conducting transactions with DEPFA.

4. Infrastructure Finance Credit Risk:

The Infrastructure Finance Unit (IFU), a team of 39 specialists and support staff, carries out transaction execution and portfolio management of all infrastructure loan assets. Most transactions are carried out in conjunction with other similarly experienced lenders (often as a member of a syndicate of banks), thus limiting DEPFA's exposure on any one particular transaction.

A fundamental pre-condition for IFU participation in an infrastructure financing transaction is the ongoing involvement of the public sector, most typically as the grantor of a long-term concession to a privately financed special purpose company, and often as the payer of revenues (paid in return for the successful provision of the required service), typically the main source of the loan repayment.

In addition, the purpose of the financing must be the provision of an essential public asset or service, which must continue to be provided even in times of budgetary cutbacks, such as schools, hospitals, prisons, roads and water supply and treatment facilities.

Credit proposals put forward by the IFU are subject to an independent review by the Special Risks Unit (SRU). This unit makes an independent recommendation to the Credit Committee.

When financing infrastructure projects, DEPFA generally require the involvement of International Financial Institutions ("IFI"), such as the European Investment Bank (EIB) or the European Bank for Reconstruction and Development (EBRD) and leading local banks. While these institutions do not necessarily provide DEPFA with formal guarantees of commercial or political risk, they do provide an implicit comfort that purely politically motivated discriminatory action by the host government is unlikely due to the consequential damage to that government's ability to access future funding support from the IFIs.

There are standard internal procedures for the monitoring of, and reporting on, current loan transactions: for projects during the construction phase, a report on progress is submitted to the Credit Committee every 6 months; operational projects are subject to an annual review. The respective account managers in SFU liaise closely with an independent engineer who is usually appointed by the lenders to monitor the project. This allows the Group to follow progress closely and take remedial action, if necessary, to ensure that the project is completed on time and to budget. IFU's monitoring reviews are independently checked by the SRU to ensure that objectivity is maintained.

Limit Monitoring:

The monitoring of country limits or cross border exposures is carried out on a daily basis by a dedicated team of professionals based in Dublin. Limit monitoring is performed on both a Group-wide basis as well as on a local entity basis. These exposure reports are made available to management and all business sectors of the Group.

3. Property Risk in the Pfandbriefbank

Following the Group's reorganisation, property risks were almost totally transferred to Aareal Bank AG or third parties. Aareal Bank AG and the Pfandbriefbank have agreed in writing that Aareal Bank AG will take over the entire property-financing portfolio held by the Pfandbriefbank.

At the year-end 2005, DEPFA Deutsche Pfandbriefbank AG has a remaining property financing portfolio in the amount of € 2.5bn of which €1.1bn was transferred to third parties via securitisation agreements. In addition, Aareal Bank AG has extended guarantees in the amount of € 0.2 bn to DEPFA in respect of individual exposures. In addition, the Pfandbriefbank and Aareal Bank AG have entered into an Agency Agreement (in compliance with the respective KWG, i.e. German Banking Act rules) whereby Aareal Bank AG administers, on behalf of the Pfandbriefbank, the loans that have not yet been transferred and provides for protection with regard to the proper administration of the loan portfolio.

4. Market Risk

Market risk refers to the risk of potential loss arising from changes in interest rates, foreign currency exchange rates, equity prices, price or rate volatilities and other relevant market rates and prices such as commodity prices. DEPFA BANK defines its market risk as changes in fair value of financial instruments as a result of rate, price and volatility movements.

The Bank's market risk policies and procedures follow three core principles:

- Policy framework for all key market risk activities approved by the Board
- Market risk management is centralized in the Asset & Liability Committee and the treasury and product units, managed by specialized personnel and monitored using appropriate systems and controls,
- Market risk control function measures and monitors the risks independently of the risk-taking units.

The market risk control function has sub-categorized market risk into risk factors. The relevant risk factors for DEPFA BANK are interest rate, credit spread and foreign exchange risk. As a bank focusing on public sector finance, DEPFA is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, DEPFA has a policy that treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Only a limited foreign currency exposure is accepted in the emerging markets portfolio of DEPFA Investment Bank Ltd. Hence, the primary risk factors for the Bank are interest rate and credit spread risk. For the quantification and control of these risks, DEPFA determines daily Value at Risk (VaR) figures in line with industry wide practice using the variance/co-variance methodology for both trading and banking books. A *ten-day holding period with a 99% confidence interval* is used to derive the calculation. The correlation and volatility frequencies for the calculation are annualized to 250 trading days. The choice of a ten-day holding period was selected to give a conservative VaR measure in relation to hedging the risk of the portfolio's positions. DEPFA recognizes that VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and the statistical assumptions employed may understate the probability of very large market moves. For this reason, additional management tools such as sensitivity measures, back-testing and stress testing are used to supplement VaR. The table below shows VaR statistics *for the year 2005 and the VaR exposure on* 30 December 2005 relating to the consolidated trading books of DEPFA Group. The VaR includes all relevant risk factors. These are interest rates in DEPFA BANK plc and interest rates, spreads and foreign exchange rates in DEPFA Investment Bank Ltd. The average exposure in the consolidated trading books of DEPFA Group amounted to € 28.4 m and the total consolidated trading exposure never exceeded € 46 m throughout the year 2005. The next table highlights the trading related VaR exposure of the Group at the end of 2005 and compares it to the respective VaR exposure at the end of 2004.

Trading Book Risk	**10 Day 99 % VaR (€ m)**
Average	28.4
High	46.0
Low	7.5
31 December 2005	9.4

Trading Book Risk	**10 Day 99 % VaR (€ m)**
Trading Book Exposure 31 December 2005	9.4
Trading Book Exposure 31 December 2004	29.4

The following graph shows the consolidated trading VaR profile of DEPFA Group's trading books

Trading Book Average Monthly VaR 2005 (10 Day, 99 % VaR) (€m):



60
50
40
30
20
10
0
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

The graph shows the average monthly VaR varying around an overall average of € 28.4 m. Reports detailing the local and Group VaR as well as the limit utilization are distributed daily to senior management. The setting of risk limits is the responsibility of the Asset & Liability Committee.

Validity of the VaR Model – backtesting for the trading books in DEPFA Group.

The accuracy of the Group's VaR model is calibrated by means of back testing to ensure the quality of the statistical process. This process entails the comparison of changes in portfolio value incurred against the most likely range of such changes forecasted by the VaR model. Back testing is based on the 1 day 99 % VaR figures. In this case, actual losses would not be expected to exceed the forecast by the VaR model on more than three occasions in any one year (250 trading days). The graphical representation below shows the consolidated back-testing results for DEPFA Group's trading books in 2005.

Trading Book Backtesting Graph 2005 (based on 1 day 99% CI) (€ m)



VaR vs.P&L
20
15
10
5
0
-5
-10
-15
-20
Change in Value
Var Upper Confidence Level
VaR Lower Confidence Level

As can be seen from the above graph there were only two backtesting exceptions for the Trading Books in 2005. Therefore, the number of observed exceptions did not exceed the number of 3 permissible exceptions in a 1 year time range.

5. Liquidity Risk

Liquidity Risk is defined as the risk of being unable to fulfill current or future payment obligations in full and/or at the due date. The risk drivers determining liquidity risk are:

- Liquidity of the Bank's assets
- Diversity of the sources of funds
- Increased demand for collateral

Liquidity of Assets: DEPFA BANK has highly liquid assets on its balance sheet. Liquid assets can be defined as assets that can be realized at short notice without incurring significant loss. Some 35.4% of the assets of DEPFA as at 31 December 2005 are AAA rated by External Credit Assessment Institutions whilst a further 39.1% are AA rated reflecting the concentration on public sector lending to the top tier of sovereigns and sub-sovereigns (as defined in the credit risk section above).

Diversity of the sources of funds: DEPFA BANK is a large issuer of Pfandbriefe and Asset Covered Securities, which provide significant medium to long term financing to the Bank. In addition to the Asset Covered Securities, the Bank is also active in unsecured bearer bonds, promissory notes and commercial paper (CPs), repurchase agreements (repos) as well as participating in money market transactions. DEPFA BANK receives deposits from other banks and directly from institutional investors worldwide. Investor categories are central banks, state agencies, supranationals, fund managers, insurance companies and corporates.

Increased demand for collateral: As noted above, DEPFA BANK has a comprehensive holding of highly rated securities, which are available for repo. A surplus buffer of these assets is also available to cover additional collateral calls that might be made on OTC derivative contracts.

6. Operational Risk

Operational risk is the risk of direct or indirect losses due to inadequacy or failure of internal processes, people or systems or due to external events. The objective of the Group is to minimize operational risk by:

- The documentation and regular review of all relevant policies, procedures and processes;
- The identification and rectification of sources of error and weakness;
- The employment of suitably qualified and experienced personnel;
- The application of the annual staff appraisal process and the regular review of goals and objectives;
- The maintenance of a robust and reliable systems environment;
- The maintainenance and regular review of business continuity plans and procedures;
- Sound control systems.

Management of operational risk is the responsibility of all operational units.
The Group's Operational Risk Officer and his team analyse and monitor the operational risk profile of the Bank. They review the Bank's procedures and processes on a regular basis by systematically collecting and evaluating data on potential operational weaknesses. Thorough evaluation and selection of personnel for positions, regular reviews with regard to training needs and ongoing on-the-job training are integral parts of the Group's approach to human resource management. All major system components, such as computer hardware, communications links and trading facilities are duplicated, synchronized and hosted in different locations. This is an integral part of the Group's business continuity plans, which provide for the maintenance of business processes in the event of a major interruption. These plans are regularly reviewed and adapted to reflect changes in the business environment in which the Group operates. The Group's control systems are based on the strict

organisational independence of the monitoring and control functions, detailed segregation of functions and duties and the application of the "four-eyes" principle to all relevant actions and decision processes.

The risk monitoring functions for credit, market and operational risk and the compliance and internal audit functions are the major pillars of the Bank's control systems. The Group internal audit function, located in both Dublin and Frankfurt, is an independent unit established to audit and evaluate all Group activities and to add value and improve operations and procedures. Group Internal Audit reports directly to the Audit Committee. Group Internal Audit supports the organisational units of the Group in accomplishing their objectives by bringing a systematic and disciplined approach to the evaluation of the effectiveness of risk management, internal control procedures and governance processes. Compliance Officers located in each of DEPFA's legal entities report directly to the Group Compliance Officer located in Dublin. The compliance function oversees the adherence to the principles set out by the Irish Financial Regulator and regulators in other jurisdictions in relation to the Code of Practice of Credit Institutions. The Compliance function supports the implementation of internal regulations set by the Board of Directors and reports directly to the Board of Directors.



PERFORMANCE

in finance: we are one of the most profitable banks in Europe. With a return on equity of 22.7 % after tax we are near the top of the international league table, and our workforce of only 500 people generated net income of € 475 million in 2005. By investing in new products and recruiting more staff in 2005 we have put in place the necessary conditions for achieving further growth.

Consolidated Financial Statements

2005



Index to the consolidated financial statements

Directors and other information

Board of Directors
Mr. G. Bruckermann (Chairman)
Dr. R. Brantner
Mr. T. M. Kolbeck (Deputy Chairman)
Mr. D. M. Cahillane
Mr. F. Dobrich (resigned 15 February 2005)
Mr. R. Grzesik
Prof. Dr. A. Hemmelrath
Mr. J. Karcher (resigned 1 January 2005)
Mr. M. O'Connell
Mr. J. Poos
Mr. H. Reich (Deputy Chairman)
Prof. Dr. F. Ruane
Prof. Dr. Dr. h.c. mult. H. Tietmeyer

Audit Committee
Mr. M. O'Connell (Chairman)
Dr. R. Brantner
Prof. Dr. F. Ruane

Compensation Committee
Prof. Dr. A. Hemmelrath (Chairman)
Dr. R. Brantner
Mr. H. Reich

Secretary and Registered Office
Mr. N. Kavanagh (retired 15 March 2006)
Ms. E. Tiernan (from 16 March 2006)
1 Commons Street
Dublin 1
Ireland

Solicitors
McCann Fitzgerald
2, Harbourmaster Place
Dublin 1
Ireland

Auditors
PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
George's Quay
Dublin 2
Ireland

Registered Number
348819

Directors' Report

The Directors of DEPFA BANK plc present their report and the audited financial statements for the year ended 31 December 2005.

Principal activities

The Bank and its subsidiary undertakings, operating in Ireland and in other parts of the world, provide a comprehensive range of banking, financial and related services.

Business Review

The information that satisfies the requirements of the business review can be found in the business development review on pages 36 to 40.

Dividends

A dividend of € 58 million was paid in 2005 in respect of the year ended 31 December 2004. The directors propose a final dividend of € 88 million in respect of the year ended 31 December 2005.

Directors

The names of the directors in office at 16 March, 2006 are set out on page 62.

In accordance with the Articles of Association, Dermot Cahillane, Reinhard Grzesik, Alexander Hemmelrath, and Maurice O Connell retire by rotation at the 2006 Annual General Meeting and, being eligible and recommended by the Directors, offer themselves for re-election.

Directors' and Secretary's interest in the share capital

The interests of the Directors and Secretary in the share capital of the Bank are shown in note 46 to the financial statements.

Substantial interest in share capital

The following substantial interest in the Ordinary Share Capital had been notified to the Bank as at 16 March 2006.

- The Capital Group Companies Inc. 13.03%

Own Shares

Details of own shares held are disclosed in note 39 to the financial statements.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Bank has adequate resources to continue in operational existence for the foreseeable future. Accordingly they continue to adopt the going concern basis in preparing the financial statements.

Political donations

The Electoral Act, 1997 requires companies to disclose all political donations over € 5,079 in aggregate made during the financial year. The Directors, on enquiry, have satisfied themselves that no such donations have been made by the Bank during the financial year.

Accounting records

The Directors have taken appropriate measures to secure compliance with the Bank's obligation to keep proper books of account through the use of appropriate systems and procedures and employment of competent persons. The books of account are kept at 1 Commons Street, IFSC, Dublin 1, Ireland.

Subsidiary undertakings

Details of subsidiary undertakings are shown in note 26 to the financial statements.

Measurement and management of the various types of risk

The Group has established a comprehensive system for the identification, measurement, early recognition and control of risk as an integral part of its business process. The Group applies policies and procedures to the management of credit risk, market risk, operational risk and liquidity risk. The following is an overview of these policies and procedures:

Credit Risk

Credit risk is the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a counterparty. The relevant receivable may be based on traditional on-balance sheet lending business or derivative business. Whereas in traditional lending business, risk arises from the creditworthiness of the borrower and the value of the collateral, derivative counterparty risk results from the counterparty's failure to perform the transaction in accordance with contractual obligations, leading to a loss when executing a substitute transaction in the market at less favourable terms.

The Bank's business is focused on sovereign and sub-sovereign borrowers and public sector supported specialist entities.

Credit scoring of counterparties is critical to the Group's business. The scoring model of the Group is reviewed continuously. In recent years, the Group moved to a unitary scoring system for its four main credit risk pools (sovereign, sub-sovereign, financial institutions and infrastructure finance). The unitary scoring has 22 grades. The Group's 22-grade internal rating system is similar to the grading system used by the External Credit Assessment Institutions ("ECAI"). All counterparties across all risk groups are graded in accordance with this system.

Within the Group, counterparty risk from the Treasury business arises from securities transactions, money market transactions and interest rate derivatives entered into with bank counterparties.

The Group operates an independent credit approval process, which includes assessments by, and formal limit recommendations from, those not involved in the business areas.

The allocation of an internal rating determines both the pricing and the potential exposure amount. The Credit Committee operates on authority devolved to it by the CEO and ultimately the Board of Directors and is empowered to set limits up to prudent levels taking into account large exposure parameters. DEPFA subsidiaries operate their own credit committees, which act on individual counterparty limits once Group approval is in place.

The credit process centres on an independent Credit Committee which presides over the four counterparty risk pools, and which is provided with both rating and limit recommendations from the dedicated independent risk teams.

The heads of risk units report directly to their respective Executive Committee Member as well as the Credit Committee.

The monitoring of sub-sovereign and country limits and duration utilisation, large exposures and default events is carried out on a Group-wide basis by monitoring staff dedicated to this function.

To monitor the counterparty risk arising from Treasury business, the Group has a Group-wide counterparty limit system that directly accesses the front-office system used by the Group Treasury division, providing real-time information on limits and limit utilisation. The credit exposure resulting from these transactions is calculated on a mark-to-market basis, taking into consideration the regulatory add-ons.

Market Risk

Market risk refers to the risk of potential loss arising from changes in interest rates, foreign currency exchange rates, equity prices, price or rate volatilities and other relevant market rates and prices such as commodity prices. The Group defines its market risk as changes in fair value of financial instruments as a result of rate, price and volatility movements. The Group's market risk policies and procedures follow three core principles:

- Policy framework for all key market risk activities approved by the Board
- Market risk management is centralised in the Asset & Liability Committee and the treasury and product units, managed by specialised personnel and monitored using appropriate systems and controls,
- Market risk control function measures and monitors the risks independently of the risk-taking units.

The market risk control function has sub-categorised market risk into risk factors. The relevant risk factors for the Group are interest rate, credit spread and foreign exchange risk. As a bank focusing on public sector finance, the Group is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, DEPFA has a policy that treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Only a limited foreign currency exposure is accepted in the emerging markets portfolio of DEPFA Investment Bank Ltd. Hence, the primary risk factors for the Group are interest rate and credit spread risk. For the quantification and control of interest rate risks, the Group determines daily Value at Risk (VaR) figures in line with industry wide practice using the variance/co-variance methodology. A ten-day holding period with a 99 % confidence interval is used to derive the calculation. The correlation and volatility frequencies for the calculation are annualised to 250 trading days.

Liquidity Risk

Liquidity risk is defined as the risk of being unable to fulfil current or future payment obligations in full or or at the due date.

The objective of the Group's liquidity management is to ensure that sufficient funds are available to meet the Group's commitments to its customers and counterparties, both in terms of demand for loans and repayment of liabilities and in terms of satisfying the operational liquidity needs of the Group. The Group is assisted in this task by the fact that a substantial portion of both its assets and liabilities are long-term and that it maintains a continuing presence in the European money markets.

The underlying aim is to minimise the liquidity risks for both the Bank and the Group as a whole. It is the task of liquidity management to control the cash flow of the business in such a manner as to ensure that efficient use of cash flows is maintained. To this extent, the Group primarily funds its assets through the issuance of covered asset securities and through money market transactions. Liquidity balance sheets and cash flow forecasts are used to manage the liquidity of the Group and to control future liquidity risks.

Hedging

The Group's policy is to hedge (accounting or economic) the following banking book exposures:

- interest rate risk – using interest rate swaps
- currency exposures – using cross-currency swaps and forward foreign exchange swaps

The following table provides examples of certain activities undertaken by the Group, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed by using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of Hedge
Fixed rate lending/borrowing	Sensitivity to increases/decreases in interest rates	Pay/receive fixed interest rate swaps
Investment in foreign currency assets/liabilities	Sensitivity to strengthening/ weakening of Euro against other currencies	Cross-currency swaps Foreign exchange swaps Foreign currency funding

Derivatives which meet the hedging criteria of IAS 39 are accounted for as fair value hedges or cash flow hedges.

Branches outside the state

The Group has established branches within the meaning of Regulation 25 of the European Communities (Accounts) Regulations, 1993, in Germany, Italy, France, United Kingdom, United States of America and Japan.

Auditors

In accordance with Section 160(2) of the Companies Act 1963, the auditors PricewaterhouseCoopers, will continue in office.

On behalf of the Board

Gerhard Bruckermann	**Reinhard Grzesik**	**Prof. Dr. Frances Ruane**	**Elaine Tiernan**
Director	Director	Director	Company Secretary

16 March 2006

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements of DEPFA BANK plc in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations endorsed by the European Union, and with those parts of the Companies Act, 1963 to 2005 applicable to companies reporting under IFRS, Article 4 of the IAS Regulation, and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

Irish company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state that the financial statements comply with IFRS, as adopted by the European Union;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union, with those parts of the Companies Act, 1963 to 2005 applicable to companies reporting under IFRS, Article 4 of the IAS Regulation, and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

Gerhard Bruckermann	**Reinhard Grzesik**	**Prof. Dr. Frances Ruane**	**Elaine Tiernan**
Director	Director	Director	Company Secretary

6 March 2006

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF DEPFA BANK plc

We have audited the group and parent company financial statements (the "financial statements") of DEPFA BANK plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statement of Change in Shareholders' Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements, in accordance with applicable Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act, 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union. We report to you our opinion as to whether the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Acts 1963 to 2005. We also report to you whether the financial statements have been properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2005, Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit, and whether the financial statements are in agreement with the books of account.

We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to convene an extraordinary general meeting of the company; such a financial situation may exist if the net assets of the company, as stated in the company balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, any information specified by law regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only: the Company Profile, Letter to Shareholders, Management Discussion, The DEPFA share in 2005, Employees, Corporate Social Responsibilities, Business Development, the Risk Report, the Directors' Report and the supplementary information on the transition from US GAAP to IFRS. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Acts 1963 to 2005, of the state of the parent company's affairs as at 31 December 2005 and of its cash flows for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2005, Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company and proper returns adequate for our audit have been received from branches of the company not visited by us. The company balance sheet is in agreement with the books of account.

In our opinion, the information given in the directors' report is consistent with the financial statements.

The net assets of the company, as stated in the company balance sheet, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2005 a financial situation which, under Section 40 (1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin, Ireland

16 March 2006

Consolidated income statement

€ m	Note	Year ended 31 December 2005	2004
Interest and similar income	7	7,545	6,847
Interest expense and similar charges	7	-7,123	-6,430
Net interest income		**422**	**417**
Fee and commission income	8	29	22
Fee and commission expense	8	-9	-3
Net fee and commission income		**20**	**19**
Net trading income	9	-114	41
Gains less losses from financial assets	10	480	357
Other operating income	11	7	3
Total operating income		**815**	**837**
Operating expenses	12	-215	-182
Net operating profit before impairment losses		**600**	**655**
Impairment losses on loans and advances	13	-3	-
Operating profit		**597**	**655**
Taxation	15	-122	-119
Profit for the year		**475**	**536**
Attributable to:			
Equity holders of the company		475	534
Minority interest		-	2
		475	**536**
Earnings per share attributable to the equity holders of the Company			
(expressed in € per share):	16		
– basic		1.39	1.56
– diluted		1.39	1.56

The notes on pages 76 to 148 are an integral part of these consolidated financial statements.

Gerhard Bruckermann
Director

Reinhard Grzesik
Director

Prof. Dr. Frances Ruane
Director

Elaine Tiernan
Company Secretary

16 March 2006

Consolidated balance sheet

€ m	Note	As at 31 December 2005	2004
ASSETS			
Cash and balances with central banks	17	1,457	730
Treasury bills and other eligible bills	18	1	-
Loans and advances to banks	19	40,798	28,962
Trading securities	20	210	421
Derivative financial instruments	21	8,147	5,539
Other financial assets at fair value through profit or loss	22	586	584
Loans and advances to customers	23	109,787	91,400
Investment securities – available-for-sale	24	31,632	14,364
Pledged assets	25	35,866	47,142
Intangible assets	27	55	33
Property, plant and equipment	28	24	26
Deferred tax assets	36	52	12
Other assets	29	15	17
Total assets		**228,630**	**189,230**
LIABILITIES			
Deposits from banks	30	67,023	59,622
Other deposits	31	29,779	21,407
Derivative financial instruments and other trading liabilities	21	17,541	13,428
Due to customers	32	7,672	5,737
Debt securities in issue	33	101,612	85,268
Other borrowed funds	34	2,378	1,577
Other liabilities	35	97	89
Current tax liabilities		51	157
Deferred tax liabilities	36	110	3
Retirement benefit obligations	37	63	58
Total liabilities		**226,326**	**187,346**
EQUITY			
Capital and reserves attributable to equity holders of the company			
Share capital	40	106	106
Share premium	40	1,142	1,142
Retained earnings	42	940	538
Other reserves	43	116	89
		2,304	**1,875**
Minority interest		**-**	**9**
Total equity		**2,304**	**1,884**
Total equity and liabilities		**228,630**	**189,230**

The notes on pages 76 to 148 are an integral part of these consolidated financial statements

Gerhard Bruckermann	**Reinhard Grzesik**	**Prof. Dr. Frances Ruane**	**Elaine Tiernan**
Director	Director	Director	Company Secretary

16 March 2006

Company balance sheet

€ m	Note	As at 31 December 2005	2004
ASSETS			
Cash and balances with central banks	17	1,408	720
Loans and advances to banks	19	38,597	25,045
Trading securities	20	79	74
Derivative financial instruments	21	6,006	2,951
Other financial assets at fair value through profit or loss	22	561	530
Loans and advances to customers	23	28,281	19,692
Investment securities – available-for-sale	24	14,018	3,528
Pledged assets	25	28,740	38,603
Shares in group undertakings	26	2,305	2,437
Intangible assets	27	10	7
Property, plant and equipment	28	18	19
Deferred tax assets	36	11	3
Other assets	29	48	28
Total assets		**120,082**	**93,637**
LIABILITIES			
Deposits from banks	30	60,846	51,577
Other deposits	31	29,739	21,407
Derivative financial instruments and other trading liabilities	21	11,560	8,340
Due to customers	32	7,297	5,120
Debt securities in issue	33	7,238	4,566
Other borrowed funds	34	1,065	366
Other liabilities	35	52	36
Current tax liabilities		2	22
Deferred tax liabilities	36	4	4
Retirement benefit obligations	37	5	3
Total liabilities		**117,808**	**91,441**
EQUITY			
Capital and reserves attributable to equity holders of the company			
Share capital	40	106	106
Share premium	40	1,142	1,142
Capital reserve	41	903	903
Retained earnings	42	97	26
Other reserves	43	26	19
Total equity		**2,274**	**2,196**
Total equity and liabilities		**120,082**	**93,637**

The notes on pages 76 to 148 are an integral part of these consolidated financial statements

Gerhard Bruckermann
Director

Reinhard Grzesik
Director

Prof. Dr. Frances Ruane
Director

Elaine Tiernan
Company Secretary

16 March 2006

Consolidated statement of changes in equity

€ m	Share capital	Share premium	Retained earnings	Other reserves: unrealised gains/ losses on cashflow hedges	Other reserves: unrealised gains/ losses on available for sale securities	Attributable to equity holders of the company	Minority interest	Total equity
Balance at 1 January 2004	**106**	**1,142**	**29**	**1**	**90**	**1,368**	**23**	**1,391**
Profit for the year	-	-	534	-	-	534	2	536
Net change in available for sale investments, net of tax	-	-	-	-	-4	-4	-	-4
Net changes in cash flow hedges, net of tax	-	-	-	2	-	2	-	2
Total recognised income	**-**	**-**	**534**	**2**	**-4**	**532**	**2**	**534**
Dividends	-	-	-41	-	-	-41	-	-41
Purchase of own shares	-	-	-11	-	-	-11	-	-11
Share based payments	-	-	27	-	-	27	-	27
Acquisition of minority interest	-	-	-	-	-	-	-16	-16
Balance at 31 December 2004	**106**	**1,142**	**538**	**3**	**86**	**1,875**	**9**	**1,884**
Profit for the year	-	-	475	-	-	475	-	475
Net change in available for sale investments, net of tax	-	-	-	-	28	28	-	28
Net changes in cash flow hedges, net of tax	-	-	-	-1	-	-1	-	-1
Total recognised income	**-**	**-**	**475**	**-1**	**28**	**502**	**-**	**502**
Dividends	-	-	-58	-	-	-58	-	-58
Purchase of own shares	-	-	-47	-	-	-47	-	-47
Share based payments	-	-	32	-	-	32	-	32
Acquisition of minority interest	-	-	-	-	-	-	-9	-9
Balance at 31 December 2005	**106**	**1,142**	**940**	**2**	**114**	**2,304**	**-**	**2,304**

The notes on pages 76 to148 are an integral part of these consolidated financial statements.

Statement of changes in equity - Company

€ m	Share capital	Share premium	Capital reserve	Retained earnings	unrealised gains/ losses on available for sale securities	Attributable to equity holders of the company
Balance at 1 January 2004	**106**	**1,142**	**903**	**153**	**13**	**2,317**
(Loss)/profit for year	-	-	-	-102	-	-102
Net change in available for sale investments, net of tax	-	-	-	-	6	6
Total recognised (loss)/income	**-**	**-**	**-**	**-102**	**6**	**-96**
Dividends	-	-	-	-41	-	-41
Purchase of own shares	-	-	-	-11	-	-11
Share based payments	-	-	-	27	-	27
Balance at 31 December 2004	**106**	**1,142**	**903**	**26**	**19**	**2,196**
Profit for the year	-	-	-	144	-	144
Net change in available for sale investments, net of tax	-	-	-	-	7	7
Total recognised income	**-**	**-**	**-**	**144**	**7**	**151**
Dividends	-	-	-	-58	-	-58
Purchase of own shares	-	-	-	-47	-	-47
Share based payments	-	-	-	32	-	32
Balance at 31 December 2005	**106**	**1,142**	**903**	**97**	**26**	**2,274**

The notes on pages 76 to 148 are an integral part of these consolidated financial statements.

Cash flow statement

€m	Note	Group 2005	Group 2004	Company 2005	Company 2004
Cash flows from operating activities					
Net profit before taxation		**597**	**655**	**171**	**-63**
Adjustments for non-cash movements:					
Depreciation and amortisation of tangible and intangible assets		9	7	6	3
Foreign exchange (gain)/loss		-2	1	1	-
Net (increase)/decrease in accrued interest income		-1,280	334	-779	-305
Net increase in accrued interest expenditure		1,056	60	679	642
Impairment losses on loans and advances		3	-	3	-
(Gains)/losses on sale of financial assets		-480	-357	-231	-184
Other non cash items		-34	-43	71	189
Net (increase)/decrease in trading securities and other receivables		243	66	-5	-
Net (increase)/decrease in loans and advances to banks		-5,444	-1,500	-11,355	103
Net increase in loans and advances to customers		-12,543	-15,738	-3,041	-6,642
Purchase of investment securities		-32,495	-33,689	-22,798	-13,213
Sale/maturity of investment securities		22,657	40,196	16,209	12,627
Net (increase)/decrease in other assets		1	-145	-19	105
Net increase in deposits from other banks		5,668	1,593	8,175	1,397
Net increase in other deposits		6,771	4,888	6,730	4,888
Net increase in amounts due to customers		1,627	200	1,875	1,097
Net increase in debt securities issued		15,154	8,224	2,320	3,503
Net increase/(decrease) in other liabilities		957	-69	1,006	-380
Net increase/(decrease) in derivatives		-5	-745	259	-514
Net cash from operating activities		**2,460**	**3,938**	**-723**	**3,253**
Cash flows from investing activities					
Acquisition of subsidiaries		-29	-40	-144	-200
Capital repayments		-	-	176	609
Purchase of property and equipment		-8	-8	-6	-18
Sale of property and equipment		-	1	-	6
Purchase of intangible assets		-4	-4	-	-
Net cash from investing activities		**-41**	**-51**	**26**	**397**
Cash flows from financing activities					
Net purchase/sale of own shares		-47	-11	-47	-11
New issues of other borrowed funds		800	100	699	83
Dividends paid		-58	-41	-58	-41
Net cash from financing activities		**695**	**48**	**594**	**31**
Net increase in cash and cash equivalents		**3,114**	**3,935**	**-103**	**3,681**
Cash and cash equivalents at the beginning of the year	**45**	**8,797**	**4,745**	**6,812**	**3,014**
Effect of exchange rate changes on cash and cash equivalents		138	117	134	117
Cash and cash equivalents at the end of the year	**45**	**12,049**	**8,797**	**6,843**	**6,812**

The notes on pages 76 to 148 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1. General information

DEPFA BANK is a provider of financial services to public sector clients worldwide. The Bank serves public sector authorities by providing for their financial needs with a broad range of products and services. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. Its shares are listed on the Frankfurt Stock Exchange. The Group is regulated by the Irish Financial Regulator.

2. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations endorsed by the European Union (EU) and with those parts of the Companies Act, 1963 to 2005 applicable to companies reporting under IFRS and the European Communities (Credit Institutions: Accounts) Regulations, 1992. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, financial assets and liabilities at fair value through the profit or loss and derivatives.

The transition to IFRS has resulted in a number of adjustments to the accounting policies of the group and the presentation of the income statement, balance sheet, and cash flow statement. Comparative figures for 2004 have been restated and the accumulated effect of the adjustments is recognised in shareholders equity at 1 January 2004. Full details of these adjustments are included in note 3 to the financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, the actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

Consolidation

Subsidiaries comprise all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls an entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the net fair value of the identifiable assets, liabilities, and contingent liabilities of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

The financial statements of all subsidiaries are drawn up to the year ended 31 December, and the accounting policies applied in the preparation of all subsidiary IFRS financial statements included in the consolidated financial statements are consistent with the group accounting policies.

Minority interests comprise minority shareholders' proportionate share in shareholders' equity and net income. The Group applies the parent company method of consolidation. Therefore, goodwill can arise on the acquisition of minority interests and the sale of such interests can give rise to a profit or loss in the income statement.

Common control transactions

Common control transactions are business combinations involving businesses or entities under common control. These transactions are accounted for at book value. Consequently, any differences between consideration paid/received and the book value are transferred directly to shareholders equity and no goodwill arises.

In 2002, the DEPFA Group was reorganised, the purpose of which was to de-merge the Property Finance and IT Services activities from the Public Finance business and which resulted in the formation of the current parent company, DEPFA BANK plc.

DEPFA BANK plc was created by a share for share exchange with the previous parent company, DEPFA Deutsche Pfandbriefbank. This share for share exchange and other transfers of assets and property as part of the reorganisation were treated as a transaction under common control and accounted for at book value.

Under Irish company law, a share premium was created on the above share for share exchange. A merger adjustment arose being the difference between the fair value of the shares issued and the book value of net assets acquired. The merger adjustment was transferred to retained earnings.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Group's primary segments are based on the nature of the products provided ("business segment") whereas the secondary segments are based on the geographical location of the booking entity ("geographical segment").

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments as far as they are reasonably attributable to the business segments activities in accordance with their estimated proportionate share of overall activities.

Segment assets and liabilities are those assets and liabilities that are directly attributable to the operating activities of the segment. A calculated share of equity is allocated to each segment.

Foreign currency translation

(a) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

The consolidated financial statements are presented in Euro, which is the functional and presentation currency of the parent.

(b) Transactions and balances
Foreign currency transactions are translated into Euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on equities held at fair value through the profit and loss account are reported as part of the fair value gain or loss in the income statement. Translation differences on equities classified as available for sale are included in the fair value reserve in equity.

(c) Group companies
The results and financial position of all the group entities that have a functional currency other than Euro are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing financial instruments using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

The interest element of all derivative financial instruments is included in net interest income.

Fee and commission income

Fees and commissions which are not part of the effective interest rate calculation are generally recognised on an accruals basis when the service has been provided. Loan syndication fees are recognised as income when the syndication has been completed and the Group has retained no part of the loan package for itself or retained a part at the same effective interest rate as the other participants.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment in fee and commission income.

Other advisory and service fees are recognised when the service has been provided.

Financial assets and liabilities

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. Financial liabilities are held at fair value through profit and loss or at amortised cost. Management determines the classification of its financial instruments at initial recognition or in accordance with the transition rules set out in IFRS 1, as appropriate.

(a) Financial assets and financial liabilities at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss prior to 1 September 2005 or, if later, at inception. A financial asset is classified as fair value through profit or loss if acquired principally for the purpose of selling in the short term or if so designated by management in accordance with the fair value rules as set out in IAS 39 "Financial Instruments: Recognition and Measurement", namely:

- The designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets and liabilities or the gains and losses on them on different bases; or
- A group of financial assets or liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to management.

Derivatives are also categorised as held for trading unless they are designated as hedges. Interest on financial assets and financial liabilities at fair value through profit or loss and interest on trading derivatives is included in net interest income. Other gains and losses arising from changes in fair value are included directly in the income statement within the trading result.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

On initial recognition, each financial asset is assessed, based on observable market data and judgement where appropriate, as to whether it is quoted in an active market.

(c) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available for sale.

(d) Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates or exchange rates.

Regular purchases and sales of financial assets at fair value through profit or loss, held to maturity and available for sale are recognised on trade-date – the date on which the Group commits to purchase or sell the asset.

Financial instruments at fair value through profit or loss are initially recognised at fair value with transaction costs being taken to the income statement. Other financial instruments are initially recognised at fair value plus transaction costs. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest rate method.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity will be recognised in the income statement. However, interest calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the entity's right to receive payment is established.

The fair values of financial instruments in active markets are based on current bid prices for assets and offer prices for liabilities. If the market for a financial instrument is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis or other valuation techniques commonly used by market participants.

Derivative financial instruments and hedge accounting

Derivatives

Derivatives are used for trading and hedging purposes. They include, in particular, interest rate swaps, cross-currency swaps, interest rate options, foreign exchange forwards, interest rate futures, and credit derivatives.

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate.

All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Where such evidence exists, the Group recognises profits on day one. Where such evidence does not exist, day one profit is deferred and recognised in the income statement to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. Straight line amortisation is used where it approximates the above.

Embedded Derivatives

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Hedging derivatives

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

(a) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or,

(b) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge).

Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The ineffective portion is included in the trading result with the remainder of the fair value movement on the underlying and the derivative being included in interest.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cashflow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement in the trading result.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss (for example, when the forecast sale that is hedged takes place). The transfer is to the income statement account which includes the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

The Group maintains trading positions in a variety of financial instruments including derivatives. Trading transactions arise both as a result of activity generated by customers and from proprietary trading with a view to generating incremental income.

Some derivatives, while being economic hedges, do not meet detailed hedge accounting criteria under IFRS. Derivatives that do not qualify for hedge accounting are accounted for as part of the trading portfolio.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Sale and repurchase agreements

Securities sold subject to repurchase agreements ("repos") are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits from banks or deposits due to customers, as appropriate. Securities purchased under agreements to resell ('reverse repos') are recorded as loans and advances to banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Impairment of financial assets

(a) Assets carried at amortised cost

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
- adverse changes in the payment status of borrowers in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

The property lending portfolio in DEPFA Deutsche Pfandbriefbank AG is secured by a charge over the properties and by guarantees from third party banks, including Aareal Bank AG. The requirement for specific property loan loss provisions is determined by considering the fair value of the total collateral.

(b) Assets carried at fair value

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

Property, plant and equipment

Land and buildings comprise mainly branches and offices. All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the assets.

Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to write-down their cost to their residual values over their estimated useful lives, as follows:

Estimated useful life, in years	
Buildings	50
IT-equipment	3
Furniture, fixtures and office equipment	5
Machinery and equipment	5
Vehicle fleet	5

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognised in the income statement.

Intangible assets

(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(b) Computer software
Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of their expected useful lives (three years).

Leases

The leases entered into by the Group are operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition and includes: cash and non restricted balances with central banks, treasury bills and other eligible bills, and loans and advances to banks, excluding loans and advances to other group entities.

Employee benefits

(a) Pension obligations

The Group operates two types of pension schemes – defined benefit schemes and defined contribution schemes.

A defined contribution scheme is a pension plan under which the Group pays fixed contributions into a separate fund. In these plans the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit scheme is a pension plan that is not a defined contribution scheme. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for past service costs. The defined benefit obligation, which is unfunded, is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the income statement as they are identified. Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Share compensation scheme

The Group operates an incentive compensation programme under which share awards are made to employees and directors of the Group for no consideration. The fair value of employee services received is measured by reference to the fair value of the share award at the award date and is recognised as an expense in the income statement over the vesting period with a corresponding credit to equity. At each balance sheet date, the entity revises its estimate of the number of shares that are expected to vest. It recognises the impact of the revision of the original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Taxation

Current tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax is provided in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax related to the fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Issued debt and borrowings

The classification of instruments as a financial liability or an equity instrument is dependent upon the substance of the contractual arrangement. Instruments which carry a contractual obligation to deliver cash or another financial asset to another entity are classified as financial liabilities and are presented under deposits from banks and due to customers, debt securities in issue, or other borrowed funds as appropriate. The dividends on these instruments are recognised in the income statement as interest expense.

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in other operating income or other operating expenses.

Share capital

(a) Share issue costs
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(b) Dividends on ordinary shares
Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid (if declared by the directors). Dividends for the year that are declared after the balance sheet date are dealt with in the subsequent events note.

(c) Own shares
Where the Company or other members of the consolidated Group purchases the Company's equity share capital, the consideration paid is deducted from total equity as own shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in equity.

Prospective accounting standards

In August 2005 the IASB published IFRS7 "Financial instruments: Disclosures". This new standard revises and enhances the disclosure requirements of IAS 32, 'Financial instruments: disclosure and presentation', and IAS 30, 'Disclosures in the financial statements of banks and similar financial institutions', and combines them in one document. On the same date, the IASB published an amendment to IAS 1, 'Presentation of financial statements', relating to capital disclosures. The amendment requires an entity to disclose certain qualitative and quantitative data about its capital (equity resources). IFRS 7 and the amendment to IAS 1 are effective for the year ended 31 December 2007.

In January 2006, IFRIC issued an Interpretation, "IFRIC 8, 'Scope of IFRS 2'". The Interpretation clarifies that the accounting standard IFRS 2, 'Share-based payment', applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2, therefore, applies. IFRIC 8 is effective for the year ended 31 December 2007.

The group is currently considering the impact of these accounting standards on its financial statements. Once adopted, it does not expect that they will have a material impact on the group's financial position.

3. Transition to International Financial Reporting Standards

Up to and including the year end 31 December 2004, the Group's statutory financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles ("Irish GAAP"). In addition, the Group prepared interim and annual financial statements in accordance with Generally Accepted Accounting Principles in the United States ('US GAAP') in order to comply with the requirements of the Frankfurt Stock Exchange.

On 1 January 2005, the Group, in common with other listed entities within the European Union, implemented the requirements of IFRS for the first time and these are used for the purpose of preparing financial statements for the year ending 31 December 2005 for both statutory purposes and to comply with the requirements of the Frankfurt Stock Exchange. Comparative information for 2004 has been restated to take into account the requirements of IFRS.

The rules for first time adoption of IFRS are set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position under IFRS at the date of transition. The Group's accounting policies under IFRS are set out in note 2.

IFRS 1 requires the Group to transition to IFRS from its previous statutory GAAP, which is Irish GAAP, not US GAAP. Consequently, when the Group applied the IFRS 1 voluntary exemptions and mandatory exemptions, these are based on the previous Irish GAAP treatment. The impact of each mandatory exemption and the voluntary exemptions that the Group chooses to apply are outlined below.

Mandatory exception	Impact
Estimates	The Group's estimates at the date of transition are consistent with those under Irish GAAP.
Assets held for sale and discontinued operations	The Group has no transactions prior to 1 January 2005 that are affected by the transitional requirements of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".
Hedge Accounting	The Group has applied the mandatory exception to hedge accounting at 1 January 2004.
Derecognition of financial instruments	Financial instruments derecognised before 1 January 2004 have not been re-recognised by the Group under IFRS.

Voluntary exemption	Impact
Business combinations	The Group have availed of the exemption in IFRS 1 to apply IFRS to business combinations, including common control transactions from 15 March 2002, the date of the Group's restructuring.
Employee benefits	The Group has elected to recognise all cumulative actuarial losses on the defined benefit pension scheme at transition.
Cumulative translation adjustment	The Group has opted to reset cumulative translation differences on adoption of IFRS to zero.
Comparatives for financial instruments and designation of financial assets and liabilities	The Group has elected not to avail of the exemption under IFRS 1, from the requirement to restate comparative information for IAS 32: Financial Instruments: Disclosure and Presentation and IAS 39: Financial Instruments: Recognition and Measurement.
Share-based payments	The Group has elected not to apply IFRS 2 to equity instruments that were granted before 7 November 2002 and had not vested by 1 January 2005.

The significant differences between the Group's Irish accounting policies and IFRS accounting policies are summarised below.

(a) Common control transactions

Irish GAAP	IFRS
The acquired net assets in a common control transaction ("restructuring") are recorded in the financial statements at fair value on the date of the group restructure, giving rise to goodwill. Goodwill is amortised over its estimated useful life of 10 years.	Common control transactions are accounted for at book value and no goodwill arises. The difference between the consideration paid/received and book value is recorded equity. The group applied IFRS to all business combinations, including common control transactions since March 2002. Goodwill is not amortised

(b) Employee benefits

Irish GAAP	IFRS
Scheme liabilities are measured on an actuarial basis and discounted at an appropriate discount rate using the projected unit method and discounted at an appropriate discount rate. The pension deficit is shown net of the deferred tax impact on the balance sheet. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.	A liability is recognised in the balance sheet in respect of defined benefit pension plans. It is the present value of the defined benefit obligation at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly in the income statement.

(c) Dividends

Irish GAAP	IFRS
Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are approved by the shareholder. This results in an increase in equity on transition as no liability is recognised in the financial statements for proposed dividends.

(d) Deferred tax

Irish GAAP	IFRS
Deferred taxation is recognised on all timing differences where the transaction or event that gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred by the balance sheet date using rates of tax that have been enacted by the balance sheet date.	Deferred tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.
Deferred tax assets are recognised when it is more likely than not that they will be recovered.	Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
Deferred taxation is not provided in respect of timing differences arising from the sale or revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into.	Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

(e) Derivatives and hedge accounting

Irish GAAP	IFRS
Derivative instruments used for trading purposes or used to manage risk in the trading portfolios are measured at fair value and the resultant profits and losses are included in dealing profits. Unrealised gains and losses are reported in Other assets or Other liabilities on a gross basis.	Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value at each reporting date.
Derivatives used for hedging purposes are accounted for on an accruals basis consistent with the accounting treatment of the underlying transaction. The fair value gains and losses on these derivatives are not recognised in the income statement.	The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge).
Profits and losses related to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the profit and loss account when the hedged transactions occur.	Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
	The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect proit or loss.
	Certain derivative instruments do not qualify for hedge accounting. Changes in their fair value are recognised immediately in the income statement.

(f) Classification and measurement of financial assets

Irish GAAP

Under Irish GAAP, financial assets are classified as loans and advances, investment securities or other securities.

Loans and advances are carried at amortised cost, net of provisions.

Debt securities and equity shares held for use on a continuing basis in the Group's activities are classified as investment securities. Such securities and shares are stated at amortised cost less provision for any permanent diminution in value.

Other securities and other equity shares are stated at fair value using mid-market values. Changes in the fair value of securities marked to market are recognised in the profit and loss account as they arise and included in dealing profits.

Interest receivable and interest payable are included in prepayments and accrued income and accruals and deferred income respectively.

IFRS

Under IFRS, financial assets are classified as either

(a) Financial assets at fair value through profit or loss
A financial asset is classifed in this category if acquired principally for the purpose of selling in the short term or if so designated by management in accordance with the fair value rules of IAS 39.

(b) Loans and receivables
This category includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(d) Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Financial assets are initially recognised at fair value. Available-for-sale and financial assets at fair value through profit or loss are subsequently carried at fair value through equity or the income statement respectively. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method.

(g) Derecognition of financial assets

Irish GAAP

Under Irish GAAP, assets are derecognised when all the significant risks and rewards are transferred.

IFRS

The requirements for derecognition are set out in IAS 39. The Group applied the derecognition rules of IAS 39 retrospectively at transition and as a result, derecognised certain loans at 1 January 2004.

(k) Issued debt and equity securities

Irish GAAP	IFRS
Under Irish GAAP, accounting for capital instruments follows legal form rather than contractual substance.	Instruments which carry a contractual obligation to deliver cash or another financial asset to another entity are classified as financial liabilities. The dividends on these instruments are recognised in the income statement as interest expense. Where there is discretion in relation to the payment of a dividend, the instrument is classified as equity and the payments are included as preference dividends. Under IFRS, the minority interest in preference shares is treated as debt.

(l) Effective Interest Rate

Irish GAAP	IFRS
Interest income is recognised as it accrues.	Interest income and expense are recognised in the income statement using the effective interest rate. This rate includes all fees and points paid or received between parties to the contract, transaction costs and all other premiums or discounts.
Fees and commissions which represent a return for services provided, risk borne or which are in the nature of interest are generally credited to income when the service is performed.	Fees earned on the execution of a significant act are recognised immediately The application of IFRS has resulted in certain fees and commissions being included in interest income.

The tables below set out the impact of these changes upon the Group and Company financial position and reconciles the restated comparatives to previously published 2004 Irish GAAP financial statements.

The main impacts on the equity of the Group at transition date 1 January 2004 are as follows:

€ m	Irish GAAP	Common control transactions (a)	Employee benefits (b)	Derivatives and hedge accounting/ measure-ment of financial instruments (d) (e) (f)	Derecogni-tion of financial assets (g)	Dividends (c)	Issued debt and equity securities (h)	IFRS
Share capital	106	-	-	-	-	-	-	106
Share premium	1,142	-	-	-	-	-	-	1,142
Retained earnings	276	-291	-2	-4	8	42	-	29
Unrealised gains/losses on cashflow hedges	-	-	-	1	-	-	-	1
Unrealised gains/losses on AFS investments	-	-	-	90	-	-	-	90
Minority interest	543	- 2	-	2	-	-	-520	23
Total equity	**2,067**	**-293**	**- 2**	**89**	**8**	**42**	**-520**	**1,391**

Reconciliation of total assets from Irish GAAP to IFRS - Group

€ m	Irish GAAP 31/12/04	Common control transactions (a)	Derivatives and hedge accounting/ measurement of financial instruments (d) (e) (f)	Derecognition of financial assets (g)	Reclassi-fications (d) (e) (f) (g)	IFRS 31/12/04
Cash and balances with central banks	730	-	-	-	-	730
Loans and advances to banks	20,728	-14	205	-	8,043	28,962
Trading securities	-			-3	424	421
Derivative financial instruments	-	-414	4,137	-	1,816	5,539
Other financial assets at fair value through profit or loss	-	-	-	-	584	584
Loans and advances to customers	66,955	-243	2,513	-225	22,400	91,400
Investment securities	-	-832	6,507	-	8,689	14,364
Debt securities and other fixed income securities	84,294	-	-	-	-84,294	-
Equity shares and other non fixed income securties	86	-	-	-	-86	-
Pledged assets	-	-	-	-	47,142	47,142
Intangible assets	268	-235	-	-	-	33
Property, plant and equipment	26	-	-	-	-	26
Deferred taxation	-	-	5	-	7	12
Prepayments and accrued income	5,154	-	-	-	-5,154	
Other assets	489	-	-	-6	-466	17
Total assets	**178,730**	**-1,738**	**13,367**	**-234**	**-895**	**189,230**

Reconciliation for total liabilities & equity from Irish GAAP to IFRS - Group

€m	Irish GAAP 31/12/04	Common control transactions (a)	Derivatives and hedge accounting/ measurement of financial instruments (d) (e) (f)	Derecognition of financial assets (g)	Employee benefits (b)	Dividends (c)	Issued debt and equity securities (h)	Reclassifications (f)	IFRS 31/12/04
LIABILITIES									
Deposits from banks	59,226	-	28	-	-	-	-	368	59,622
Other deposits	-	-	-1	-	-	-	-	21,408	21,407
Derivative financial instruments and other trading liabilities	-	-1,511	10,705	18	-	-	-	4,216	13,428
Due to customers	5,937	-1	6	-245	-	-	-	40	5,737
Debt securities in issue	101,923	61	2,473	-	-	-	-	-19,189	85,268
Other borrowed funds	865	-	25	-	-	-	620	67	1,577
Other liabilities	2,934	-	4	-5	-	-61	-	-2,783	89
Accruals and deferred income	5,179	-	-	-	-	-	-	-5,179	
Current income tax liabilities	-	-	-	-	-	-	-	157	157
Deferred income tax liabilities	5	-32	31	-	-1	-	-	-	3
Retirement benefit obligations	56	-	-	-	2	-	-	-	58
Total liabilities	**176,125**	**-1,483**	**13,271**	**-232**	**1**	**-61**	**620**	**-895**	**187,346**
EQUITY									
Capital and reserves attributable to the Company's equity holders:									
Share capital	106	-	-	-	-	-	-	-	106
Share premium	1,142	-	-	-	-	-	-	-	1,142
Retained earnings	727	-253	1	3	-1	61	-	-	538
Other reserves	-	-	94	-5	-	-	-	-	89
Minority interest	630	-2	1	-	-	-	-620	-	9
Total equity	**2,605**	**- 255**	**96**	**-2**	**-1**	**61**	**-620**	**-**	**1,884**
Total equity and liabilities	**178,730**	**-1,738**	**13,367**	**-234**	**-**	**-**	**-**	**-895**	**189,230**

Reconciliation for Income Statement for Irish GAAP to IFRS – Group

€ m	Irish GAAP 31/12/04	Common control transaction (a)	Derivatives and hedge accounting/ measure-ment of financial instruments (d) (e) (f)	Derecogni-tion of financial assets (g)	Employee benefits (b)	Issued debt and equity securities (h)	Other income statement reclassifications (l)	IFRS 31/12/04
Net interest income	457	5	-8	-7		-35	5	417
Net fee and commission income	66	-	-	-	-	-	-47	19
Net trading income	-15	-	14	2	-	-	40	41
Gains less losses from financial assets	373	-	-15	-	-	-	-1	357
Other operating income	2	-	-	-	-	-	1	3
Total operating income	**883**	**5**	**-9**	**-5**		**-35**	**-2**	**837**
Operating expenses	-216	33	-	-	-1	-	2	-182
Net operating income before impairment losses	**667**	**38**	**-9**	**-5**	**-1**	**-35**	**-**	**655**
Impairment losses on loans and advances	-	-	-	-	-	-	-	-
Profit before taxation	**667**	**38**	**-9**	**-5**	**-1**	**-35**	**-**	**655**
Taxation	-133		14	-	-	-	-	-119
Profit for the year	**534**	**38**	**5**	**-5**	**-1**	**-35**	**-**	**536**
Attributable to:								
Equity holders of the company	497	38	5	-5	-1	-	-	534
Minority interest	37	-	-	-	-	-35	-	2
	534	**38**	**5**	**-5**	**-1**	**-35**	**-**	**536**

The main impacts on the equity of the Company at transition date 1 January 2004 are as follows:

€ m	Irish GAAP	Derivatives and hedge *accounting/* measurement of financial instruments (d) (e) (f)	Dividends (c)	IFRS
Share Capital	106	-	-	106
Share Premium	1,142	-	-	1,142
Capital Reserve	903	-	-	903
Retained earnings	119	-8	42	153
Unrealised gains/losses on cashflow hedges	-	-	-	-
Unrealised gains/losses on AFS investments	-	13	-	13
Total Equity	**2,270**	**5**	**42**	**2,317**

Reconciliation of Total Assets from Irish GAAP to IFRS - Company

€ m	Irish GAAP 31/12/04	Derivatives and hedge accounting/ measurement of financial instruments (d) (e) (f)	Dividends (c)	Reclassifi-cations (f)	IFRS 31/12/04
Cash and balances with central banks	719	-	-	1	720
Loans and advances to banks	24,383	-	-	662	25,045
Trading securities	-	-	-	74	74
Derivative financial instruments	-	-	-	2,951	2,951
Other financial assets at fair value through profit or loss	-	-	-	530	530
Loans and advances to customers	12,843	401	-	6,448	19,692
Investment securities	-	3,680	-	-152	3,528
Debt securities and other fixed income securities	45,187	-	-	-45,187	-
Equity shares and other non fixed income securties	20	-	-	-20	-
Pledged assets	-	-	-	38,603	38,603
Shares in group undertakings	2,437	-	-	-	2,437
Intangible assets	7	-	-	-	7
Property, plant and equipment	19	-	--	-	19
Deferred taxation	-	2	-	1	3
Prepayments and accrued income	2,138	-	-	-2,138	-
Other assets	71	-	-49	6	28
Total assets	**87,824**	**4,083**	**-49**	**1,779**	**93,637**

Reconciliation for Total Liabilities & Equity from Irish GAAP to IFRS - Company

€ m	Irish GAAP 31/12/04	Derivatives and hedge accounting/ measurement of financial instruments (d) (e) (f)	Dividends (c)	Reclassi- fications (f)	IFRS 31/12/04
LIABILITIES					
Deposits from banks	51,332	-29	-	274	51,577
Other deposits	-	-1	-	21,408	21,407
Derivative financial instruments and other trading liabilities	-	4,180	-	4,160	8,340
Due to customers	5,088	3	-	29	5,120
Debt securities in issue	26,004	-96	-	-21,342	4,566
Other borrowed funds	363	-	-	3	366
Other liabilities	798	-	-60	-702	36
Accruals and deferred income	2,073	-	-	-2,073	-
Current income tax liabilities	-	-	-	22	22
Deferred income tax liabilities	-	4	-	-	4
Retirement benefit obligations	3	-	-	-	3
Total liabilities	**85,661**	**4,061**	**-60**	**1,779**	**91,441**
EQUITY					
Capital and reserves attributable to the Company's equity holders:					
Share capital	106	-	-	-	106
Share premium	1,142	-	-	-	1,142
Capital reserve	903	-	-	-	903
Retained earnings	12	3	11	-	26
Other reserves	-	19	-	-	19
Total shareholders' equity	**2,163**	**22**	**11**	**-**	**2,196**
Total equity and liabilities	**87,824**	**4,083**	**-49**	**1,779**	**93,637**

A summary of the major differences between IFRS and US GAAP and the supporting reconciliations are set out in the supplementary information on page 149.

4. Financial risk management

Strategy in using financial instruments

The Group is party to various types of financial instruments in the normal course of business to generate incremental income, to reduce its own exposure to fluctuations in interest and exchange rates and to meet the financing need of its customers. These financial instruments involve to varying degrees, exposure to loss in the event of a default by a counterparty ("credit risk") and exposure to future changes in interest and exchange rates ("market risk"). In addition, the group is exposed to liquidity risk to the extent that it is exposed to regular calls on its available cash resources.

In the course of the group's banking activities, it makes significant use of financial instruments, including derivatives. The group purchases assets at both fixed and floating rates and for varying maturities. Where deemed appropriate, the group then manages the interest rate risk on these fixed rate positions, by swapping them into a floating rate exposure, using interest rate derivatives.

The group also raises finance at both floating and fixed rates and for varying maturities. In a similar manner to the asset side, the group will manage the interest rate risk on fixed rate positions, where deemed appropriate, by converting them into a floating rate exposure, using interest rate derivatives.

The group also trades in financial instruments, where it takes proprietary positions in both exchange traded and over the counter ("OTC") financial instruments. These positions are taken with a view to taking advantage of short term market movements in for example, interest rates, foreign exchange rates and credit spreads.

Fair value hedges:

The group hedges substantially all of the fixed interest rate risk in its long term financial assets and financial liabilities, through fair value hedges using a variety of interest rate derivatives. The group also hedges foreign exchange risk using a variety of foreign exchange derivatives. The net fair value of these derivatives at 31 December 2005 was - € 7,886 million (2004: - € 7,135 million).

Cash flow hedges:

The group also hedges a portion of the cash flow interest rate and foreign currency risk, arising on future payments and receipts on variable rate assets and liabilities. The group manages this risk through the use of interest rate swaps and cross currency interest rate swaps. The net fair value of these derivatives at 31 December 2005 was - € 234 million (2004: - € 496 million).

The group's policies and objectives in managing the risks that arise in connection with the use of financial instruments are set out in the directors report on pages 64 to 66.

Credit risk

The Group takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts owed in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date. Significant changes in the economy, or in the health of a particular segment that represents a concentration in the Group's portfolio, could result in losses that are different from those provided for at the balance sheet date. Management therefore carefully manages its exposure to credit risk.

The Group restricts its exposure to credit losses by entering into collateral support agreements and master netting arrangements with counterparties with which it undertakes a significant volume of transactions.

Under the terms of a collateral support agreement, in the event that the value of a counterparty's derivative exposure to the group exceeds a defined limit, the counterparty must post collateral to the amount of the excess with the group. In the event of a default by the counterparty, the group then has recourse to the collateral, up to the amount of the loss suffered.

Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative instruments subject to master netting arrangements can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

Geographical concentrations of assets, liabilities and off-balance sheet items

€ m	Group			Company		
	Total Assets	Total liabilities	Credit commit-ments	Total assets	Total liabilities	Credit commit-ments
At 31 December 2005						
Germany	65,541	29,395	76	19,689	8,617	67
Italy	37,061	1,269	1,277	20,097	1,257	1,158
France	17,766	8,854	113	7,639	8,207	91
United Kingdom	16,448	46,927	1,299	10,533	40,579	1,292
Spain	13,930	365	930	3,918	364	88
Austria	10,030	772	-	1,436	731	-
Greece	8,248	99	-	3,312	99	-
Ireland	2,848	7,081	48	21,987	16,334	24
Other European countries	23,741	13,183	3,595	9,311	12,715	3,258
USA	17,618	14,206	14,014	10,299	12,657	13,866
Canada	5,154	2,386	-	3,503	1,872	-
Japan	5,687	4,033	80	4,623	4,031	80
Other Asian counties	1,017	600	36	749	310	-
Other countries	3,541	2,134	5	681	2,839	-
Shares in Group undertakings	-	-	-	2,305	-	-
Unallocated assets / liabilities	-	95,022	-	-	7,196	-
Total	**228,630**	**226,326**	**21,473**	**120,082**	**117,808**	**19,924**
At 31 December 2004						
Germany	67,532	29,735	63	13,883	10,448	62
Italy	23,123	801	635	11,759	786	485
France	20,447	8,998	243	9,969	8,394	153
United Kingdom	13,835	32,125	631	10,112	27,045	631
Spain	15,157	409	902	6,841	377	136
Austria	6,242	140	1	891	104	1
Greece	4,943	22	13	1,191	22	13
Ireland	1,272	5,850	27	16,344	13,452	27
Other European countries	19,165	13,274	3,000	7,876	11,659	2,909
USA	7,812	10,973	5,456	4,380	9,291	5,308
Canada	4,103	264	-	3,361	263	
Japan	5,109	2,437	9	4,451	2,214	13
Other Asian counties	292	1,304	25	89	1,284	
Other countries	198	1,707	52	58	1,530	
Shares in group undertakings	-	-	-	2,432	-	-
Unallocated assets / liabilities	-	79,307	-	-	4,572	-
Total	**189,230**	**187,346**	**11,057**	**93,637**	**91,441**	**9,738**

Assets are allocated geographically based on the location of the credit risk. Liabilities are allocated on the basis of the location of the counterparty where this can be identified. Credit commitments are allocated based on the location of the credit risk.

Included in unallocated liabilities are all debt securities in issue where the counterparty cannot be specifically identified as the securities are transferable.

The concentration of credit risk by counterparty type for loans and advances to banks and customers, securities and derivatives is summarised below:

	Group 31/12/2005				Company 31/12/2005			
€ m	Loans	Securities	Derivatives	Total	Loans	Securities	Derivatives	Total
Public Authorities	136,320	58,549	26	194,895	40,335	34,411	5	74,751
Companies and private individuals	2,844	462	59	3,365	610	387	15	1,012
Banks and Financial institutions	20,704	1	8,062	28,767	34,533	-	5,986	40,519
	159,868	**59,012**	**8,147**	**227,027**	**75,478**	**34,798**	**6,006**	**116,282**

	Group 31/12/2004				Company 31/12/2004			
€ m	Loans	Securities	Derivatives	Total	Loans	Securities	Derivatives	Total
Public Authorities	120,201	46,649	16	166,866	35,764	27,970	1	63,735
Companies and private individuals	3,391	38	269	3,698	249	33	240	522
Banks and Financial institutions	12,594	-	5,254	17,848	23,456	-	2,710	26,166
	136,186	**46,687**	**5,539**	**188,412**	**59,469**	**28,003**	**2,951**	**90,423**

Geographic risk concentrations within the Group's public sector financing portfolio are as follows:

	Group (Nominals)	
€ m	31 December 2005	31 December 2004
Germany	49,614	55,073
Italy	32,197	20,668
USA	13,157	5,568
Spain	13,107	14,238
France	11,968	17,080
Austria	8,636	5,528
Greece	7,600	4,585
United Kingdom	6,817	4,768
Supranational	5,366	2,779
Japan	5,128	4,641
Canada	4,500	3,526
Portugal	3,768	2,065
Poland	3,208	214
Belgium	2,425	2,036
Switzerland	1,823	2,139
Sweden	1,728	2,154
Finland	1,364	1,681
Netherlands	1,307	1,541
Hungary	1,181	111
Other	3,051	2,407
	177,945	**152,802**

Market risk

Market risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements. The Group applies a 'value at risk' methodology to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Board sets limits on the value at risk that may be accepted, which is monitored on a daily basis.

Two of the principle components of market risk for the group are currency risk and fair value interest rate risk.

Currency risk

The Group takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The Board sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily. The table below summarises the Group's exposure to foreign currency exchange rate risk at 31 December. Included in the table are the Group's assets and liabilities at carrying amounts, categorised by currency.

Concentrations of assets, liabilities and off-balance sheet items:

€ m	EUR	USD	JPY	GBP	Other	Total
As at 31 December 2005 - Group						
Assets						
Cash and balances with central banks	1,358	1	98	-	-	1,457
Treasury bills and other eligible bills	-	-	-	-	1	1
Loans and advances to banks	33,115	3,625	1,401	1,150	1,507	40,798
Trading securities	162	20	-	18	10	210
Derivative financial instruments	7,010	-400	-999	-387	2,923	8,147
Other financial assets at fair value through P&L	-	-	-	561	25	586
Loans and advances to customers	78,703	18,005	741	7,080	5,258	109,787
Investment securities - available-for-sale	23,422	2,469	2,323	2,030	1,388	31,632
Pledged assets	25,267	3,895	4,406	392	1,906	35,866
Intangible assets	55	-	-	-	-	55
Property, plant and equipment	22	1	-	1	-	24
Deferred tax assets	42	-	10	-	-	52
Other assets	-	6	2	5	2	15
Total assets	**169,156**	**27,622**	**7,982**	**10,850**	**13,020**	**228,630**
Liabilities						
Deposits from banks	50,081	7,492	2,857	4,748	1,845	67,023
Other deposits	10,689	11,491	1,934	2,755	2,910	29,779
Derivative financial instruments and other trading liabilities	19,216	-4,237	-177	1,125	1,614	17,541
Due to customers	4,370	1,961	196	922	223	7,672
Debt securities in issue	79,900	10,830	3,185	1,306	6,391	101,612
Other borrowed funds	2,378	-	-	-	-	2,378
Other liabilities	1	48	4	42	2	97
Current tax liabilities	51	2	-	-2	-	51
Deferred tax liabilities	111	-	-	-1	-	110
Retirement benefit obligations	63	-	-	-	-	63
Total liabilities	**166,860**	**27,587**	**7,999**	**10,895**	**12,985**	**226,326**
Net on-balance sheet position	**2,296**	**35**	**-17**	**-45**	**35**	**2,304**
Credit commitments	**4,820**	**13,970**	**80**	**1,300**	**1,303**	**21,473**
At 31 December 2004 - Group						
Total assets	149,648	16,087	8,821	6,882	7,792	189,230
Total liabilities	147,830	16,067	8,827	6,872	7,750	187,346
Net on-balance sheet position	**1,818**	**20**	**-6**	**10**	**42**	**1,884**
Credit commitments	**4,484**	**5,798**	**9**	**631**	**135**	**11,057**

€ m	EUR	USD	JPY	GBP	Other	Total
As at 31 December 2005 - Company						
Assets						
Cash and balances with central banks	1,310	-	98	-	-	1,408
Loans and advances to banks	28,930	4,531	938	2,323	1,875	38,597
Trading securities	61	-	-	18	-	79
Derivative financial instruments	4,355	-10	-887	402	2,146	6,006
Other financial assets at fair value through P&L	-	-	-	561	-	561
Loans and advances to customers	13,617	7,388	317	4,107	2,852	28,281
Investment securities - available-for-sale	10,497	986	1,364	946	225	14,018
Pledged assets	19,362	2,960	4,406	172	1,840	28,740
Shares in group undertakings	2,305	-	-	-	-	2,305
Intangible assets	10	-	-	-	-	10
Property, plant and equipment	16	1	-	1	-	18
Deferred tax assets	1	-	10	-	-	11
Other assets	7	3	2	34	2	48
Total assets	**80,471**	**15,859**	**6,248**	**8,564**	**8,940**	**120,082**
Liabilities						
Deposits from banks	46,731	5,562	2,840	3,909	1,804	60,846
Other deposits	10,689	11,491	1,934	2,715	2,910	29,739
Derivative financial instruments and other trading liabilities	14,144	-5,651	674	677	1,716	11,560
Due to customers	4,058	1,905	189	922	223	7,297
Debt securities in issue	1,469	2,540	619	327	2,283	7,238
Other borrowed funds	1,065	-	-	-	-	1,065
Other liabilities	7	-2	3	42	2	52
Current tax liabilities	2	2	-	-2	-	2
Deferred tax liabilities	4	-	-	-	-	4
Retirement benefit obligations	5	-	-	-	-	5
Total liabilities	**78,174**	**15,847**	**6,259**	**8,590**	**8,938**	**117,808**
Net on-balance sheet position	**2,297**	**12**	**-11**	**-26**	**2**	**2,274**
Credit commitments	**3,411**	**13,904**	**80**	**1,293**	**1,236**	**19,924**
At 31 December 2004 - Company						
Total assets	63,632	10,596	7,736	6,408	5,265	93,637
Total liabilities	61,441	10,595	7,735	6,405	5,265	91,441
Net on-balance sheet position	**2,191**	**1**	**1**	**3**	**-**	**2,196**
Credit commitments	**3,284**	**5,722**	**631**	**101**	**-**	**9,738**

The classification of derivative financial instruments as an asset or liability above is based on the overall fair value of the instrument at year end. To better reflect the manner in which the group manages its foreign exchange, the notional amounts on both the pay and receive legs of the swap (in Euro equivalents) have been categorised according to their underlying currency.

Fair value interest rate risk

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. The Group takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates. Interest margins may increase as a result of such changes but may reduce or create losses in the event that unexpected movements arise.

The table below summarises the Group's exposure to interest rate risks. Included in the table are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Expected repricing and maturity dates do not differ significantly from the contract dates.

As at 31 December 2005 - Group € m	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Non Interest Bearing	Total
Assets							
Cash and balances with central banks	1,455	-	2	-	-	-	1,457
Treasury bills and other eligible bills	1	-	-	-	-	-	1
Loans and advances to banks	20,522	5,705	1,013	5,342	8,216	-	40,798
Trading securities	13	96	23	10	68	-	210
Derivative financial instruments	-59,720	-2,399	4,664	32,235	33,367	-	8,147
Other financial assets at fair value through P&L	586	-	-	-	-	-	586
Loans and advances to customers	30,265	9,183	3,100	21,321	45,918	-	109,787
Investment securities - available-for-sale	2,177	2,629	3,189	4,142	19,495	-	31,632
Pledged assets	3,022	1,706	1,961	3,271	25,906	-	35,866
Intangible assets	-	-	-	-	-	55	55
Property, plant and equipment	-	-	-	-	-	24	24
Deferred tax assets	-	-	-	-	-	52	52
Other assets	-	-	-	-	-	15	15
Total assets	**-1,679**	**16,920**	**13,952**	**66,321**	**132,970**	**146**	**228,630**
Liabilities							
Deposits from banks	51,926	12,319	1,931	192	655	-	67,023
Other deposits	24,292	2,919	2,568	-	-	-	29,779
Derivative financial instruments and other trading liabilities	-84,965	-16,863	8,259	22,906	88,204	-	17,541
Due to customers	4,616	2,259	179	415	203	-	7,672
Debt securities in issue	13,481	6,904	2,188	43,318	35,721	-	101,612
Other borrowed funds	777	-	-	756	845	-	2,378
Other liabilities	-	-	-	-	-	97	97
Current tax liabilities	-	-	-	-	-	51	51
Deferred tax liabilities	-	-	-	-	-	110	110
Retirement benefit obligations	-	-	-	-	-	63	63
Total Liabilities	**10,127**	**7,538**	**15,125**	**67,587**	**125,628**	**321**	**226,326**
Net interest repricing gap	**-11,806**	**9,382**	**-1,173**	**-1,266**	**7,342**	**-175**	**2,304**

The table below summarises the effective interest rate by major currencies for monetary financial instruments not carried at fair value through profit or loss:

As at 31 December 2005 - Group	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	2.3			
Loans and advances to banks	3.1	4.2	1.2	4.6
Loans and advances to customers	4.2	5.4	2.6	4.5
Investment securities	4.1	5.2	2.0	3.2
Liabilities				
Deposits from banks	2.3	4.2	0.1	4.6
Other deposits	2.3	4.2		4.6
Due to customers	2.3	4.3	0.4	4.6
Debt securities in issue	4.1	3.9	2.1	4.7
Other borrowed funds	5.0			

As at 31 December 2004 - Group € m	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Non interest bearing	Total
Assets							
Cash and balances with central banks	730	-	-	-	-	-	730
Treasury bills and other eligible bills	-	-	-	-	-	-	-
Loans and advances to banks	14,935	2,531	691	4,130	6,675	-	28,962
Trading securities	113	201	33	-	74	-	421
Derivative financial instruments	-24,289	-12,645	-10,752	29,153	24,072	-	5,539
Other financial assets at fair value through P&L	584	-	-	-	-	-	584
Loans and advances to customers	26,026	11,995	4,309	17,343	31,727	-	91,400
Investment securities - available-for-sale	3,396	873	1,652	2,819	5,624	-	14,364
Pledged assets	8,719	1,670	2,577	5,283	28,893	-	47,142
Intangible assets	-	-	-	-	-	33	33
Property, plant and equipment	-	-	-	-	-	26	26
Deferred tax assets	-	-	-	-	-	12	12
Other assets	-	-	-	-	-	17	17
Total assets	**30,214**	**4,625**	**-1,490**	**58,728**	**97,065**	**88**	**189,230**
Liabilities							
Deposits from banks	47,135	10,110	2,033	153	191	-	59,622
Other deposits	17,240	2,960	1,116	91	-	-	21,407
Derivative financial instruments and other trading liabilities	-56,804	-19,434	-1,555	25,914	65,307	-	13,428
Due to customers	4,686	433	107	402	109	-	5,737
Debt securities in issue	16,013	3,954	1,756	35,173	28,372	-	85,268
Other borrowed funds	271	-	-	-	1,306	-	1,577
Other liabilities	-	-	-	-	-	89	89
Current tax liabilities	-	-	-	-	-	157	157
Deferred tax liabilities	-	-	-	-	-	3	3
Retirement benefit obligations	-	-	-	-	-	58	58
Total Liabilities	**28,541**	**-1,977**	**3,457**	**61,733**	**95,285**	**307**	**187,346**
Net interest repricing gap	**1,673**	**6,602**	**-4,947**	**-3,005**	**1,780**	**-219**	**1,884**

The table below summarises the effective interest rate by major currencies for monetary financial instruments not carried at fair value through profit or loss:

As at 31 December 2004 - Group	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	2.1			
Loans and advances to banks	3.1	2.8	0.8	4.6
Loans and advances to customers	4.3	4.6	1.8	3.9
Investment securities	3.9	5.4	3.7	8.4
Liabilities				
Deposits from banks	2.1	2.0		4.9
Other deposits	2.2	2.3		4.8
Due to customers	2.8	2.3		4.9
Debt securities in issue	4.4	3.4	1.9	4.3
Other borrowed funds	5.9			

As at 31 December 2005 - Company € m	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Non Interest Bearing	Total
Assets							
Cash and balances with central banks	1,408	-	-	-	-	-	1,408
Loans and advances to banks	28,910	5,622	186	474	3,405	-	38,597
Trading securities	-	-	-	10	69	-	79
Derivative financial instruments	-34,190	-1,591	4,132	12,193	25,462	-	6,006
Other financial assets at fair value through P&L	561	-	-	-	-	-	561
Loans and advances to customers	10,420	2,199	249	1,307	14,106	-	28,281
Investment securities - available-for-sale	1,585	823	606	722	10,282	-	14,018
Pledged assets	2,765	1,706	1,876	2,019	20,374	-	28,740
Shares in group undertakings	-	-	-	-	-	2,305	2,305
Intangible assets	-	-	-	-	-	10	10
Property, plant and equipment	-	-	-	-	-	18	18
Deferred tax assets	-	-	-	-	-	11	11
Other assets	-	-	-	-	-	48	48
Total assets	**11,459**	**8,759**	**7,049**	**16,725**	**73,698**	**2,392**	**120,082**
Liabilities							
Deposits from other banks	48,545	10,686	1,446	20	149	-	60,846
Other deposits	24,266	2,905	2,568	-	-	-	29,739
Derivative financial instruments and other trading liabilities	-63,360	-9,720	3,573	16,068	64,999	-	11,560
Due to customers	4,613	2,212	168	210	94	-	7,297
Debt securities in issue	3,726	962	406	1,419	725	-	7,238
Other borrowed funds	795	-	-	-	270	-	1,065
Other liabilities	-	-	-	-	-	52	52
Current tax liabilities	-	-	-	-	-	2	2
Deferred tax liabilities	-	-	-	-	-	4	4
Retirement benefit obligations	-	-	-	-	-	5	5
Total liabilities	**18,585**	**7,045**	**8,161**	**17,717**	**66,237**	**63**	**117,808**
Net interest repricing gap	**-7,126**	**1,714**	**-1,112**	**-992**	**7,461**	**2,329**	**2,274**

The table below summarises the effective interest rate by major currencies for monetary financial instruments not carried at fair value through profit or loss:

As at 31 December 2005 - Company	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	2.3			
Loans and advances to banks	2.6	4.3	0.7	4.5
Loans and advances to customers	3.5	4.8	1.9	4.2
Investment securities	4.1	5.6	2.0	3.7
Liabilities				
Deposits from banks	2.2	4.2	0.1	4.6
Other deposits	2.3	4.2	0.0	4.6
Due to customers	2.2	4.2	0.4	4.6
Debt securities in issue	2.3	4.2	2.1	4.7
Other borrowed funds	3.9			

As at 31 December 2004 - Company € m	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Non interest bearing	Total
Assets							
Cash and balances with central banks	720	-	-	-	-	-	720
Loans and advances to banks	20,325	2,356	890	344	1,130	-	25,045
Trading securities	-	-	-	-	74	-	74
Derivative financial instruments	-22,944	-5,038	2,086	14,111	14,736	-	2,951
Other financial assets at fair value through P&L	530	-	-	-	-	-	530
Loans and advances to customers	4,234	3,863	870	1,969	8,756	-	19,692
Investment securities - available-for-sale	490	98	239	285	2,416	-	3,528
Pledged assets	7,925	902	890	3,878	25,008	-	38,603
Shares in group undertakings	-	-	-	-	-	2,437	2,437
Intangible assets	-	-	-	-	-	7	7
Property, plant and equipment	-	-	-	-	-	19	19
Deferred tax assets	-	-	-	-	-	3	3
Other assets	-	-	-	-	-	28	28
Total assets	**11,280**	**2,181**	**4,975**	**20,587**	**52,120**	**2,494**	**93,637**
Liabilities							
Deposits from other banks	40,423	9,027	2,111	10	6	-	51,577
Other deposits	16,244	2,870	1,096	974	223	-	21,407
Derivative financial instruments and other trading liabilities	-46,381	-14,149	1,463	18,940	48,467	-	8,340
Due to customers	4,395	393	76	216	40	-	5,120
Debt securities in issue	3,465	612	234	208	47	-	4,566
Other borrowed funds	96	-	-	-	270	-	366
Other liabilities	-	-	-	-	-	36	36
Current tax liabilities	-	-	-	-	-	22	22
Deferred tax liabilities	-	-	-	-	-	4	4
Retirement benefit obligations	-	-	-	-	-	3	3
Total liabilities	**18,242**	**-1,247**	**4,980**	**20,348**	**49,053**	**65**	**91,441**
Net interest repricing gap	**-6,962**	**3,428**	**-5**	**239**	**3,067**	**2,429**	**2,196**

The table below summarises the effective interest rate by major currencies for monetary financial instruments not carried at fair value through profit or loss:

As at 31 December 2004 - Company	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	2.0			
Loans and advances to banks	2.3	2.5	0.9	4.6
Loans and advances to customers	3.5	4.1	3.2	3.8
Investment securities	4.8	5.1	3.8	6.0
Liabilities				
Deposits from banks	2.1	2.2		4.9
Other deposits	2.2	2.3		4.8
Due to customers	2.6	2.1		4.9
Debt securities in issue	3.9	3.0	1.9	3.2
Other borrowed funds	5.8			

The majority of the Group's interest earning assets are entered into at a fixed rate of interest. The fair value interest rate risk on these positions, is mitigated, where desirable from a treasury perspective, using interest rate derivatives.

A large proportion of the Group's interest earning liabilities, are entered into at a fixed rate, for periods of up to one year. Where longer dated fixed rate liabilities are issued, the fair value risk on these positions is also mitigated through the use of interest rate derivatives.

The above repricing tables indicates the exposure of the Group to fair value interest rate risk, on both it's asset and liability positions with fixed interest rates, showing the period of time until when they next reprice. To better reflect how the Group manages interest rate risk, the fair values on both the pay and receive legs of the derivative have been included in the derivative assets and derivative liabilities lines as appropriate, and have been categorised by the next repricing date. This disclosure gives a more accurate indicator of the net repricing exposure in each time period, and reflects to a greater degree how the Group manages its interest rate risk.

Liquidity risk

The Group is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loan draw-downs and guarantees, and from margin and other calls on cash-settled derivatives. The Group does not maintain cash resources to meet all of these needs, as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Board sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

The table below analyses the Group's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

As at 31 December 2005 - Group € m	**Up to 3 months**	**3-12 months**	**1-5 years**	**Over 5 years**	**Non-financial instruments**	**Total**
Assets						
Cash and balances with central banks	1,446	11	-	-	-	1,457
Treasury and other eligible bills	1	-	-	-	-	1
Loans and advances to banks	13,293	9,553	7,347	10,605	-	40,798
Trading securities	-	-	107	103	-	210
Derivative financial instruments	111	223	1,909	5,904	-	8,147
Other financial assets at fair value through P&L	-	-	-	586	-	586
Loans and advances to customers	3,558	4,638	26,359	75,232	-	109,787
Investment securities - available-for-sale	53	198	4,751	26,630	-	31,632
Pledged assets	343	1,090	3,967	30,466	-	35,866
Intangible assets	-	-	-	-	55	55
Property, plant and equipment	-	-	-	-	24	24
Deferred tax assets	-	-	-	-	52	52
Other assets	-	-	-	-	15	15
Total assets	**18,805**	**15,713**	**44,440**	**149,526**	**146**	**228,630**
Deposits from banks	50,498	14,357	832	1,336	-	67,023
Other deposits	23,752	6,027	-	-	-	29,779
Derivative financial instruments and other trading liabilities	1,217	188	2,705	13,431	-	17,541
Due to customers	4,606	2,425	421	220	-	7,672
Debt securities in issue	2,413	5,644	49,332	44,223	-	101,612
Other borrowed funds	47	-	417	1,914	-	2,378
Other liabilities	-	-	-	-	97	97
Current tax liabilities	-	-	-	-	51	51
Deferred tax liabilities	-	-	-	-	110	110
Retirement benefit obligations	-	-	-	-	63	63
Total liabilities	**82,533**	**28,641**	**53,707**	**61,124**	**321**	**226,326**
Net liquidity gap	**-63,728**	**-12,928**	**-9,267**	**88,402**	**-175**	**2,304**
As at 31 December 2004 - Group € m						
Total assets	20,474	11,582	43,330	113,772	72	189,230
Total liabilities	73,855	21,393	45,120	46,672	306	187,346
Net liquidity gap	**-53,381**	**-9,811**	**-1,790**	**67,100**	**-234**	**1,884**

As at 31 December 2005 - Company € m	Up to 3 months	3-12 months	1-5 years	Over 5 years	Non-financial instruments	Total
Assets						
Cash and balances with central banks	1,398	10	-	-	-	1,408
Loans and advances to banks	24,205	8,379	1,906	4,107	-	38,597
Trading securities	1	-	10	68	-	79
Derivative financial instruments	209	120	693	4,984	-	6,006
Other financial assets at fair value through P&L	-	-	-	561	-	561
Loans and advances to customers	1,455	780	2,112	23,934	-	28,281
Investment securities - available-for-sale	26	81	809	13,102	-	14,018
Pledged assets	269	1,090	2,715	24,666	-	28,740
Shares in group undertakings	-	-	-	-	2,305	2,305
Intangible assets	-	-	-	-	10	10
Property, plant and equipment	-	-	-	-	18	18
Deferred tax assets	-	-	-	-	11	11
Other assets	-	-	-	-	48	48
Total assets	**27,563**	**10,460**	**8,245**	**71,422**	**2,392**	**120,082**
Deposits from banks	47,530	12,015	696	605	-	60,846
Other deposits	23,726	6,013	-	-	-	29,739
Derivative financial instruments and other trading liabilities	1,137	81	1,128	9,214	-	11,560
Due to customers	4,592	2,379	210	116	-	7,297
Debt securities in issue	121	964	4,026	2,127	-	7,238
Other borrowed funds	-	-	-	1,065	-	1,065
Other liabilities	-	-	-	-	52	52
Current tax liabilities	-	-	-	-	2	2
Deferred tax liabilities	-	-	-	-	4	4
Retirement benefit obligations	-	-	-	-	5	5
Total liabilities	**77,106**	**21,452**	**6,060**	**13,127**	**63**	**117,808**
Net liquidity gap	**-49,543**	**-10,992**	**2,185**	**58,295**	**2,329**	**2,274**
As at 31 December 2004 - Company € m						
Total assets	20,665	8,021	7,947	54,509	2,495	93,637
Total liabilities	60,910	16,477	4,963	9,026	65	91,441
Net liquidity gap	**-40,245**	**-8,456**	**2,984**	**45,483**	**2,430**	**2,196**

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature are important factors in assessing the liquidity of the Group and its exposure to changes in interest rates and exchange rates.

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. Bid prices are used to estimate fair values of assets, whereas offer prices are applied for liabilities. Loans and advances to banks and customers include pledged assets.

	Group € m			
	Carrying value		Fair value	
	2005	2004	2005	2004
Financial assets				
Loans and advances to banks	42,870	31,255	43,047	31,398
Loans and advances to customers	116,437	104,401	117,247	105,174
Financial liabilities				
Deposits from banks	67,023	59,622	67,023	59,621
Other deposits	29,779	21,407	29,779	21,402
Due to customers	7,672	5,737	7,673	5,740
Debt securities in issue	101,612	85,268	102,030	85,567
Other borrowed funds	2,378	1,577	2,498	1,751

	Company € m			
	Carrying value		Fair value	
	2005	2004	2005	2004
Financial assets				
Loans and advances to banks	39,868	27,147	39,871	27,172
Loans and advances to customers	35,050	31,792	35,125	31,890
Financial liabilities				
Deposits from banks	60,846	51,577	60,847	51,575
Other deposits	29,739	21,407	29,739	21,402
Due to customers	7,297	5,120	7,297	5,117
Debt securities in issue	7,238	4,566	7,224	4,566
Other borrowed funds	1,065	366	1,065	366

a) Deposits from banks

The fair value of floating rate placements and overnight deposits is their carrying amount. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing money market interest rates for debts with similar credit risk and remaining maturity.

b) Loans and advances to banks and customers

Loans and advances are net of provisions for impairment. The estimated fair value of loans and advances represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates to determine fair value.

c) Deposits and borrowings

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits and other borrowings without quoted market price is based on discounted cash flows using interest rates for new debts with similar remaining maturity.

d) Debt securities in issue

The aggregate fair values are calculated based on quoted market prices. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

5. Critical accounting estimates

The Group believes that of it's significant accounting policies and estimates, the following may involve a higher degree of judgement and complexity:

Fair Value of Financial Instruments

Some of the Group's financial instruments are carried at fair value, including derivatives, available for sale investments and loans and receivables at fair value through profit or loss. Fair values are based on quoted market prices or appropriate pricing models. Where models are used, the methodology is to calculate the expected cash flows and discount these back to a present value. The models use independently sourced parameters including interest rate yield curves, equity prices, option volatility and currency rates. The calculation of fair value for any instrument may require adjustment to reflect credit risk (where not embedded in the model used), hedging costs or the cost of illiquid positions. The valuation model used for a specific instrument, the quality and liquidity of market data and other adjustments all require the exercise of judgement. The use of different models or other assumptions could result in changes in reported financial results.

Investment Securities

Investment securities are included as either available for sale investments or loans and receivables.

Available for sale investments are valued at fair values using market values where available. Where market values are not available, fair values are represented by the use of other means such as price quotations for similar investments, or pricing models.

Loans and receivables have fixed or determinable payments, recover substantially all of their initial investment other than for reasons of credit and must not be quoted in an active market. Due to the specialised market in which the Group operates and the fact that the majority of the Group's securities trades are done on a bilateral basis, judgement is required as to whether an active market may be held to exist in a security. Details of the fair value of financial assets not carried at fair value in the financial statements are disclosed in note 4. If an active market was held to exist for these assets, the movement in fair value, net of tax, would be posted to equity.

The Group conducts regular impairment reviews of its available for sale portfolio and considers indicators such as downgrades in credit ratings or breaches of covenants as well as the application of judgement in determining whether creation of a provision is appropriate. The use of different models or other assumptions and methods with respect to the valuation of investment securities could result in changes in reported financial results.

Taxation

The taxation charge includes amounts due to fiscal authorities in the various territories in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice.

Impairment provisions

Where there is a risk that the Group will not receive full repayment of the amount advanced, provisions are made in the financial statements to reduce the carrying value of loans and receivables to the amount expected to be recovered. The estimation of credit losses is inherently uncertain and depends on many factors such as general economic conditions, cash flows, structural changes and other external factors.

The calculation of specific provisions is based on discounted cash flows. Certain aspects of this process may require estimation, such as the amounts and timing of future cash flows.

The Group considers that the provisions for impairment were adequate based on information available at that time. However, actual losses may differ as a result of changes in the timing and amounts of cash flows or other economic events.

Pensions

The Group operates a defined benefit pension scheme. In determining the actual pension cost, the actuarial value of the liabilities of the scheme are calculated. This involves modelling their future growth and requires management to make assumptions as to price inflation, salary and pensions increases, and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used.

6. Business segments

The Group is organised on a worldwide basis into the following main business segments:

Budget Finance

The Budget Finance segment incorporates the traditional public finance lending business of DEPFA in the form of bond and loan financing with public sector authorities. The bank does not take any interest rate risks within this segment. It also includes all of the group's funding positions which are recharged to other segments at agreed rates. Unhedged public sector loans and bonds are included in Global Markets.

Client Product Services

This area of business comprises the provision of various forms of balance sheet financing as well as off-balance sheet products and services to customers. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services.

Global Markets

Global Markets consists of the Group´s unhedged loan and bond books and the Group´s trading activities.

Infrastructure Finance

Infrastructure Finance relates to financing of infrastructure projects. DEPFA focuses on essential infrastructure i.e. roads, bridges, tunnels and public buildings.

Corporate Centre

This area contains overhead costs, project costs as well as the residual property portfolio of DEPFA Deutsche Pfandbriefbank AG and surplus capital.

Segment assets and liabilities are those assets and liabilities that are directly attributable to the operating activities of the segment. A calculated share of equity is allocated to each segment based on the risk profile of the segment assets. Unallocated or surplus equity is retained at the corporate centre.

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments where practical in accordance with their estimated proportionate share of overall activities. Unallocated expenses are retained at the corporate centre.

	2005 € m					
	Budget finance	**Client product services**	**Global markets**	**Infrastructure finance**	**Corporate centre/consolidation items**	**Group**
Net Interest Income	309	1	102	20	-10	422
Non interest revenues	132	21	244	5	-9	393
Total revenues	**441**	**22**	**346**	**25**	**-19**	**815**
Total expenditure	**-85**	**-16**	**-34**	**-14**	**-66**	**-215**
Impairment losses on loans and advances	-	-	-	-3	-	-3
Profit before tax	**356**	**6**	**312**	**8**	**-85**	**597**
Taxation						-122
Profit for the year						**475**
Attributable to minority interest						-
Attributable to equity holders of the company						**475**
Balance sheet						
Assets	**206,887**	**92**	**12,292**	**1,884**	**7,475**	**228,630**
Liabilities	**205,624**	**66**	**11,485**	**1,761**	**7,390**	**226,326**

	2004 € m					
	Budget finance	Client product services	Global markets	Infrastructure finance	Corporate centre/consolidation items	Group
Net Interest Income	283	-	154	19	-39	417
Non interest revenues	87	-	325	4	4	420
Total revenues	**370**	**-**	**479**	**23**	**-35**	**837**
Total expenditure	**-72**	**-5**	**-35**	**-9**	**-61**	**-182**
Impairment losses on loans and advances	-	-	-		-	-
Profit before tax	**298**	**-5**	**444**	**14**	**-96**	**655**
Taxation						-119
Profit for the year						**536**
Attributable to minority interest						-2
Attributable to equity holders of the company						**534**
Balance sheet						
Assets	**168,084**	**2**	**8,945**	**1,420**	**10,779**	**189,230**
Liabilities	**167,092**	**-**	**8,560**	**1,312**	**10,382**	**187,346**

The Group's secondary segments are geographical in nature. For this purpose, a distinction is made between 'Ireland', 'Germany' and 'Other' based on the registered office or location of the respective Group company or branch office.

The calculation of results is based on the assumption that the Group companies in the region are legally independent units responsible for their respective operations.

€ m	Ireland	Germany	Other	Consolidation	Total
Revenues 2005	463	313	37	2	815
Total assets 31/12/05	139,830	83,521	17,070	-11,791	228,630

€ m	Ireland	Germany	Other	Consolidation	Total
Revenues 2004	388	270	177	2	837
Total assets 31/12/04	104,000	79,288	13,265	-7,323	189,230

7. Net interest income

	2005 € m	2004 € m
Interest income		
Loans and advances	3,561	3,227
Other lending business and money market transactions	454	359
Fixed income securities	3,530	3,261
Total	**7,545**	**6,847**
Interest expense		
Asset-covered bonds	-3,193	-3,058
Other debt securities	-447	-347
Borrowings	-137	-46
Subordinated debt	-110	-127
Other banking transactions	-3,236	-2,852
Total	**-7,123**	**-6,430**

8. Net fee and commission income

	2005 € m	2004 € m
Fee and commission income		
Commission income from liquidity facilities	14	9
Other fees	15	13
Total	**29**	**22**
Fee and commission expense		
Fees paid	-9	-3
Total	**-9**	**-3**

9. Net trading income

	2005 € m	2004 € m
Securities and derivatives held for trading	-113	42
Foreign exchange transaction gains less losses	-1	-1
Total	**-114**	**41**

10. Gains less losses from financial assets

Gains less losses from financial assets reflect income from the sale of non-trading book financial assets and amounted to € 480 million (2004: € 357 million).

11. Other operating income

	2005 € m	2004 € m
Other operating income	7	3
Total	**7**	**3**

Other operating income consists of mainly gains on buy-backs of debt securities issued, and refunds of property taxes.

12. Operating expenses

	2005 € m	2004 € m
Staff costs (Note 14)	-132	-101
Administrative expenses	-72	-55
Depreciation (Note 28)	-9	-7
Other operating expenditure	-2	-19
Total	**-215**	**-182**

Included in operating expenses are auditors' remuneration of € 2 million (2004: € 2 million) and operating lease rentals of € 8 million (2004: € 8 million).

13. Impairment losses on loans and advances

	2005 € m	2004 € m
Loans and advances to customers (Note 23)	-3	-
Total	**-3**	**-**

14. Staff costs

	2005 € m	2004 € m
Wages and salaries	-112	-87
Social security costs	-7	-5
Pension costs:		
- defined contribution plans	-4	-5
- defined benefit plans (Note 37)	-9	-4
Total	**-132**	**-101**

The average number of persons employed by the Group during the year was 465 (2004: 396).

15. Taxation

	2005 € m	2004 € m
Current tax	-55	-127
Deferred tax (note 36)	-67	8
Total	**-122**	**-119**

Further information about deferred tax is presented in note 36. The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic tax rate of the parent as follows:

	2005 € m	2004 € m
Profit before tax	597	655
Tax calculated at a tax rate of 12.5 % (2004: 12.5 %)	-75	-82
Effect of different tax rates in Ireland	9	8
Effect of different tax rates in other countries	-55	-45
Other	-1	-
Income tax expense	**-122**	**-119**

16. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by the Company and held as treasury shares.

There is no difference between the basic and diluted earnings per share as the Company has no share options or convertible debt outstanding.

	2005	2005
Profit attributable to equity holders of the Company (millions)	475	534
Weighted average number of ordinary shares in issue (millions)	342	342
Basic earnings per share (expressed in € per share)	1.39	1.56
Diluted earnings per share (expressed in € per share)	1.39	1.56

17. Cash and balances with central banks

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Balances with central banks other than mandatory reserve deposits	755	295	755	295
Mandatory reserve deposits with central banks	702	435	653	425
Total	**1,457**	**730**	**1,408**	**720**

Mandatory reserve deposits are not available for use in the Group's day to day operations.

18. Treasury bills and other eligible bills

	Group	
	2005	2004
	€ m	€ m
Treasury bills	1	-
Total	**1**	**-**

19. Loans and advances to banks

	Group		Company	
	2005	2004	2005	2004
	€ m	€ m	€ m	€ m
Public sector loans	20,094	16,368	4,064	1,589
Term deposits	5,002	2,809	2,874	2,254
Reverse repurchase agreements	4,414	1,603	4,403	1,743
Cash collateral	7,987	3,950	4,264	3,510
Other loans and advances	3,301	4,232	22,992	15,949
Total	**40,798**	**28,962**	**38,597**	**25,045**
Of which due from group companies	-	-	22,382	14,907

20. Trading securities

	Group		Company	
	2005	2004	2005	2004
	€ m	€ m	€ m	€ m
Debt securities				
Government and other public sector securities	210	344	79	74
Other securities	-	65	-	-
Total trading debt securities	210	409	79	74
Equity securities:				
– listed	-	2	-	-
– unlisted	-	10	-	-
Total trading equity securities	-	12	-	-
Total trading securities	**210**	**421**	**79**	**74**

21. Derivative financial instruments and other trading liabilities

	Group		Company	
	2005	2004	2005	2004
	€ m	€ m	€ m	€ m
Assets				
Derivatives	8,147	5,539	6,006	2,951
Total	**8,147**	**5,539**	**6,006**	**2,951**
Liabilities				
Derivatives	16,458	13,344	10,521	8,340
Short positions	1,083	84	1,039	-
Total	**17,541**	**13,428**	**11,560**	**8,340**

Derivatives are contracts or agreements whose values are determined on the basis of changes in an underlying, such as interest rates, foreign exchange rates, securities prices, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or over-the-counter (OTC) contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

Derivatives may be used for trading purposes or for risk management purposes. The Group uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest bearing transactions. Interest rate derivatives are primarily entered into to hedge the fair value interest rate risk in fixed-rate available for sale securities, loans extended, promissory note loans and debt securities in issue. Derivatives are also entered into, to a smaller extent, for the purpose of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available for sale securities, loans extended and debt securities in issue. However, some derivatives used for risk management purposes do not qualify for hedge accounting and are therefore classified as part of the 'trading portfolio' in the Group financial statements.

Derivatives used by the Group include:

- Interest rate and currency swaps
- Interest rate futures, FRAs and interest rate options
- Forward foreign exchange contracts
- Credit default swaps

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged.

Cross currency swaps have nominal amounts in two different currencies. The interest is paid in these two currencies. An exchange of the nominal amount often takes place at the beginning and at the end of the contract.

Interest rate options are contracts that allow the purchaser to enter into contracts on financial instruments or to buy and sell an underlying, at a specified price at a specified point of time. The option writer is obligated to buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the Group include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with interest rate options.

Futures are standardised exchange-traded contracts to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future trade date. Interest rate risks reflect the material risks associated with such contracts. Where these are OTC transactions, counterparty default risk also exists.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and foreign interest rates and the counterparty default risk are the primary risks associated with forward foreign exchange contracts.

Credit default swaps are contracts which transfer credit risk on an underlying reference asset or group of assets from one party to another in exchange for a fee. The material risk from credit default swaps is exposure to changes in the credit risk of the underlying reference asset and the ability of the counterparties to meet the terms of the contracts.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market factors such as interest rates or foreign exchange rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable, and thus the aggregate fair values of derivative financial assets and liabilities, can fluctuate significantly from time to time. The fair values of derivative instruments held are set out below.

At 31 December 2005	Group Contract/ notional amount € m	Group Fair values Assets € m	Group Fair values Liabilities € m	Company Contract/ notional amount € m	Company Fair values Assets € m	Company Fair values Liabilities € m
1) Derivatives held for trading						
Interest rate and currency swaps	50,513	2,012	2,239	77,764	2,250	2,281
Interest rate futures	3,666	1	-	3,666	1	-
Interest rate options purchased	14,409	-	18	14,350	-	18
Interest rate options written	68	-	-	-	-	-
Other interest rate derivative contracts	979	10	1	979	10	1
Foreign exchange contracts	11,408	80	59	8,329	64	41
Credit derivatives	10,285	44	11	10,648	2	-
Other derivatives	4,351	1	11	4,351	1	11
	95,679	**2,148**	**2,339**	**120,087**	**2,328**	**2,352**
2) Derivatives held for hedging						
a) Derivatives designated as fair value hedges						
Interest rate and currency swaps	216,944	5,999	13,885	161,512	3,678	7,952
	216,944	**5,999**	**13,885**	**161,512**	**3,678**	**7,952**
b) Derivatives designated as cash flow hedges						
Interest rate and currency swaps	2,287	-	234	1,850	-	217
	2,287	**-**	**234**	**1,850**	**-**	**217**
Total derivative assets/liabilities held for hedging	**219,231**	**5,999**	**14,119**	**163,362**	**3,678**	**8,169**
Total derivative assets/liabilities	**314,910**	**8,147**	**16,458**	**283,449**	**6,006**	**10,521**

At 31 December 2004	Group			Company		
		Fair values			Fair values	
	Contract/ notional amount € m	Assets € m	Liabilities € m	Contract/ notional amount € m	Assets € m	Liabilities € m
1. Derivatives held for trading						
Interest rate and currency swaps	24,683	266	341	32,856	353	376
Interest rate futures	2,524	77	-	1,982	77	-
Interest rate options purchased	411	1	-	-	-	-
Interest rate options written	31	-	18	-	-	-
Foreign exchange contracts	10,541	32	226	9,222	25	220
Credit derivatives	8,142	45	10	6,016	4	4
Other derivatives	475	1	1	975	-	-
	46,807	**422**	**596**	**51,051**	**459**	**600**
2. Derivatives held for hedging						
a) Derivatives designated as fair value hedges						
Interest rate and currency swaps	167,485	5,088	12,232	118,333	2,492	7,350
Interest rate options purchased	20	-	-	-	-	-
Other interest rate derivative contracts	505	-	-	-	-	-
Other derivatives	5,488	18	9	-	-	-
	173,498	**5,106**	**12,241**	**118,333**	**2,492**	**7,350**
b) Derivatives designated as cash flow hedges						
Interest rate and currency swaps	3,199	11	507	1,852	-	390
	3,199	**11**	**507**	**1,852**	**-**	**390**
Total derivative assets/liabilities held for hedging	**176,697**	**5,117**	**12,748**	**120,185**	**2,492**	**7,740**
Total derivative assets/liabilities	**223,504**	**5,539**	**13,344**	**171,236**	**2,951**	**8,340**

22. Other financial assets at fair value through profit or loss

	Group		Company	
	2005	2004	2005	2004
	€ m	€ m	€ m	€ m
Loans and advances	561	530	561	530
Debt securities	25	54	-	-
Total	**586**	**584**	**561**	**530**

The loans and advances consist of a portfolio of loans that have been designated as at fair value through profit and loss to reduce the measurement inconsistency with the relevant hedging derivative.

The portfolio of debt securities have been designated at fair value through profit and loss as the performance is managed, evaluated and reported on a fair value basis.

23. Loans and advances to customers

	Group		Company	
	2005	2004	2005	2004
	€ m	€ m	€ m	€ m
Public sector and infrastructure loans	106,943	88,009	27,671	19,443
Term deposits	56	184	255	81
Reverse repurchase agreements	289	218	289	168
Property loans	2,434	2,995	-	-
Other loans and advances	91	26	69	-
Total	**109,813**	**91,432**	**28,284**	**19,692**
Allowances for losses on loans and advances	-26	-32	-3	-
Total	**109,787**	**91,400**	**28,281**	**19,692**
Of which due from group companies	-	-	-	-

Allowance for losses on loans and advances

Movement in allowance for losses on loans and advances:

	Group		Company	
	2005	2004	2005	2004
	€ m	€ m	€ m	€ m
Balance at 1 January	-32	-112	-	-
Impairment losses (note 13)	-3	-	-3	-
Loan transfers	9	80	-	-
Total	**-26**	**-32**	**-3**	**-**

The total allowance for losses on loans and advances is made up as follows:

	Group		Company	
	2005	2004	2005	2004
	€ m	€ m	€ m	€ m
Public sector and infrastructure loans	3	-	3	-
Property loans	23	32	-	-
Total	**26**	**32**	**3**	**-**

24. Investment securities

	Group		Company	
	2005	2004	2005	2004
	€ m	€ m	€ m	€ m
Securities available-for-sale				
Debt securities – at fair value :				
– listed	27,829	11,216	12,309	2,432
– unlisted	3,708	3,128	1,689	1,076
Equity securities – at fair value:				
– listed	-	-	-	-
– unlisted	95	20	20	20
Total securities available-for-sale	**31,632**	**14,364**	**14,018**	**3,528**

Net gains on disposal of investment securities for the year amounted to € 152 million (2004: € 112 million).

The movement in investment securities (including investment securities reported under Pledged Assets) may be summarised as follows:

€ m	Group available-for-sale	Company available-for-sale
At 1 January 2005	**46,212**	**27,929**
Exchange differences on monetary assets	523	353
Additions	32,495	22,798
Disposals (sale and redemption)	-22,657	-16,209
Gains/(losses) from changes in fair value	2,203	-153
At 31 December 2005	**58,776**	**34,718**

The investment securities balance at 31 December (excluding investment securities reported under pledged assets) is analysed by counterparty risk below:

	Group					
	2005 € m			2004 € m		
	AFS-Debt securities	AFS-Equity securities	Total AFS securities	AFS-Debt securities	AFS-Equity securities	Total AFS securities
Government bonds	27,330	-	27,330	9,057	-	9,057
Local government bonds	3,084	-	3,084	5,264	-	5,264
Other bonds and notes	1,123	95	1,218	23	20	43
Total	**31,537**	**95**	**31,632**	**14,344**	**20**	**14,364**

	Company					
	2005 € m			2004 € m		
	AFS-Debt securities	AFS-Equity securities	Total AFS securities	AFS-Debt securities	AFS-Equity securities	Total AFS securities
Government bonds	12,588	-	12,588	2,332	-	2,332
Local government bonds	1,043	-	1,043	1,148	-	1,148
Other bonds and notes	367	20	387	28	20	48
Total	**13,998**	**20**	**14,018**	**3,508**	**20**	**3,528**

25. Pledged assets

	Group			
	2005 € m		2004 € m	
	Asset	Related liability	Asset	Related liability
Loans and advances to banks	2,072	2,072	2,293	2,467
Loans and advances to customers	6,650	4,840	13,001	10,135
Investment securities pledged	27,144	24,061	31,848	25,597
Total	**35,866**	**30,973**	**47,142**	**38,199**

	Company			
	2005 € m		2004 € m	
	Asset	Related liability	Asset	Related liability
Loans and advances to banks	1,271	1,271	2,102	1,786
Loans and advances to customers	6,769	4,835	12,100	9,829
Investment securities	20,700	19,447	24,401	21,394
Total	**28,740**	**25,553**	**38,603**	**33,009**

Pledged assets consist of assets pledged under repurchase agreements and as collateral for swap agreements.

The investment securities balance at 31 December included under Pledged Assets is analysed by counterparty risk below:

	Group					
	2005 € m			2004 € m		
	AFS-Debt securities	AFS-Equity securities	Total AFS securities	AFS-Debt securities	AFS-Equity securities	Total AFS securities
Government bonds	26,896	-	26,896	30,508	-	30,508
Local government bonds	248	-	248	1,325	-	1,325
Other bonds and notes	-	-	-	15	-	15
Total	**27,144**	**-**	**27,144**	**31,848**	**-**	**31,848**

	Company					
	2005 € m			2004 € m		
	AFS-Debt securities	AFS-Equity securities	Total AFS securities	AFS-Debt securities	AFS-Equity securities	Total AFS securities
Government bonds	20,616	-	20,616	23,139	-	23,139
Local government bonds	84	-	84	1,191	-	1,191
Other bonds and notes		-		71	-	71
Total	**20,700**	**-**	**20,700**	**24,401**	**-**	**24,401**

26. Shares in group undertakings

	Company	
	2005 € m	2004 € m
At 1 January	2,437	3,181
Capital repayments	-176	-609
Impairment of investment	-100	-335
Net increase in investments	144	200
At 31 December	**2,305**	**2,437**

Shares in Group undertakings are included in the financial statements on a historical cost basis.

The Group undertakings at 31 December 2005 were:

Name	Principal Activity	Country of Incorporation	Registered Office	Share in Capital
DEPFA Bank Europe plc	Public Finance Banking	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Deutsche Pfandbriefbank AG	Public Finance Banking	Germany	An der Welle 5, 60322 Frankfurt, Germany	100%
DEPFA Investment Bank Ltd.	Advisory services and placement of securities	Cyprus	10 Diomidous Street, 2024 Nicosia, Cyprus	100%
DEPFA ACS BANK	Issuance and ongoing administration of asset covered securities	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA UK Ltd.	Advisory and introductory services	UK	105 Wigmore Street London W1U 1QY, UK	100%
DEPFA Finance N.V.	Financial Services	Netherlands	Herengracht 551, 1017 BW Amsterdam, Netherlands	100%
DEPFA Funding LLC	Special purpose vehicle for Tier 1 capital raising	USA	623 Fifth Avenue, New York, NY 10022, USA	100%
DEPFA Funding Trust	Special purpose vehicle for Tier 1 capital raising	USA	623 Fifth Avenue, New York, NY 10022, USA	100%
DEPFA Bank plc Deferred Stock Trust	Purchase of shares for Incentive Compensation Programme	Jersey	1 Commons Street, Dublin 1, Ireland	-
DEPFA Asset Management Romania S.A.	Asset management	Romania	155 Calea Victoriei Street, Building D1, Bucharest, Romania.	87.8%
DEPFA Real Estate Romania S.A.	Brokerage services	Romania	155 Calea Victoriei Street, Building D1, Bucharest, Romania.	100%
DEPFA Royalty Management Ltd.	Dormant	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Asset Management Ltd.	Dormant	Cyprus	10 Diomidous Street, 2024 Nicosia, Cyprus	100%
DEPFA International Holdings GmbH	Holding company	Germany	An der Welle 5, 60322 Frankfurt, Germany	100%
Catalina Management Ltd.	Holding company	Cyprus	10 Diomidous Street, 2024 Nicosia, Cyprus	100%
DEPFA Erste GmbH	Dormant	Germany	An der Welle 5, 60322 Frankfurt, Germany	100%
DEPFA Assurance Limited	Financial Guaranty (dormant)	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Hold Six	Holding Company	Ireland	3 Harbourmaster Place, Dublin 1, Ireland	100%
DEPFA Ireland Holding Limited	Holding Company	Ireland	3 Harbourmaster Place, Dublin 1, Ireland	100%

Name	Principal Activity	Country of Incorporation	Registered Office	Share in Capital
DEPFA Funding III LP	Special purpose vehicle for Tier 1 capital raising	UK	105 Wigmore Street London W1U 1QY, UK	100%
DEPFA Zweite GmbH	Dormant	Germany	An der Welle 5, 60322 Frankfurt, Germany	100%
DEPFA Property Holdings Ltd.	Property Services	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Hold One Ltd.	Holding company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Hold Two Ltd.	Holding company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Hold Three Ltd.	Holding company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Hold Four Ltd.	Holding company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Holdings B.V	Holding company	Netherlands	Herengracht 551, 1017 BW Amsterdam	100%
DEPFA Funding II LP	Special purpose vehicle for Tier 1 capital raising	UK	105 Wigmore Street London W1U 1QY, UK	100%
DEPFA Performance Converging Markets Ltd.	Special purpose vehicle for asset management activities	Cayman	Walker house, Mary Street, PB Box 908 GT, George Town Grand Cayman, Cayman Islands	100%

27. Intangible assets

€ m	Group			Company		
	Goodwill	Other intangible assets	Total	Goodwill	Other intangible assets	Total
Cost						
At 31 December 2004	33	-	33	7	-	7
Additions	18	4	22	-	3	3
At 31 December 2005	**51**	**4**	**55**	**7**	**3**	**10**
Accumulated depreciation						
At 31 December 2004	-	-	-	-	-	-
Charge for year	-	-	-	-	-	-
At 31 December 2005	**-**	**-**	**-**	**-**	**-**	**-**
Net book value						
At 31 December 2005	**51**	**4**	**55**	**7**	**3**	**10**
At 31 December 2004	33	-	33	7	-	7

Other intangible assets include computer software.

28. Property, plant and equipment

€ m	Group			Company		
	Land and property	Fixtures and fittings	Total	Land and property	Fixtures and fittings	Total
Cost						
At 31 December 2004	2	36	38	-	23	23
Additions	-	8	8	-	6	6
Disposals	-	-1	-1	-	-1	-1
At 31 December 2005	**2**	**43**	**45**	**-**	**28**	**28**
Accumulated depreciation						
At 31 December 2004	-	12	12	-	4	4
Disposals	-	-	-	-	-	-
Charge for year	-	9	9	-	6	6
At 31 December 2005	**-**	**21**	**21**	**-**	**10**	**10**
Net book value						
At 31 December 2005	**2**	**22**	**24**	**-**	**18**	**18**
At 31 December 2004	2	24	26	-	19	19

29. Other assets

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Accounts receivable and pre-payments	4	-	33	28
Accrued income	2	3	-	-
Other	9	14	15	-
Total	**15**	**17**	**48**	**28**

30. Deposits from banks

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Term deposits	16,664	14,049	10,665	14,925
Call deposits	2,027	2,458	1,972	1,560
Repurchase agreements	43,188	41,278	36,073	34,024
Other liabilities	5,144	1,837	12,136	1,068
Total	**67,023**	**59,622**	**60,846**	**51,577**
Of which due to Group Companies	-	-	8,620	5,836

31. Other deposits

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Money-market securities	29,779	21,407	29,739	21,407
Total	**29,779**	**21,407**	**29,739**	**21,407**

Money market securities consist primarily of commercial paper issues and certificates of deposits.

32. Due to customers

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Term deposits	3,753	4,616	3,753	4,501
Call deposits	120	72	120	72
Repurchase agreements	3,213	526	3,241	465
Other liabilities	586	523	183	82
Total	**7,672**	**5,737**	**7,297**	**5,120**
Of which due to Group Companies	-	-	-	-

33. Debt securities in issue

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Public sector covered bonds	91,756	75,716	-	-
Other covered bonds	515	898	-	-
Other debt securities in issue	9,341	8,654	7,238	4,566
Total	**101,612**	**85,268**	**7,238**	**4,566**

34. Other borrowed funds

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Subordinated debt	1,422	623	1,065	366
Profit participation certificates	956	954	-	-
Total	**2,378**	**1,577**	**1,065**	**366**
Of which due to Group Companies	-	-	566	366

The subordinated debt and profit participation certificates are analysed by nominal, maturity and interest rate below:

	Group		
	Interest rate %	2005 € m	2004 € m
Subordinated notes			
DEPFA Bank plc 15/12/15	Euribor + 24 bp	500	-
DEPFA Funding Trust, perpetual note	Euribor + 160 bp	220	220
DEPFA Funding II LP, perpetual note	6.5%	400	400
DEPFA Funding III LP, perpetual note	CMS 10 yr + 96 bp	300	-
		1,420	**620**
Profit participation certificates			
1986 DEPFA Deutsche Pfandbriefbank AG31/12/10	7.5%	102	102
1994 DEPFA Deutsche Pfandbriefbank AG31/12/08	6.5%	256	256
1996 DEPFA Deutsche Pfandbriefbank AG 31/12/11	7.65%	383	383
2000 DEPFA Deutsche Pfandbriefbank AG from 31/12/09	7.44-7.82%	122	122
		863	**863**
Total		**2,283**	**1,483**

The Group has not had any defaults of principal, interest or redemption amounts during the period on its borrowed funds (2004: nil)

35. Other liabilities

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Creditors	47	61	22	6
Accruals	17	10	1	1
Other	33	18	29	29
Total	**97**	**89**	**52**	**36**

36. Deferred income taxes

Deferred income taxes are calculated on all temporary differences under the liability method using the effective tax rate in the relevant jurisdiction.

Deferred tax balances consist of the following:

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Deferred tax assets	52	12	11	3
Deferred tax liabilities	-110	-3	-4	-4
Net deferred tax balance	**-58**	**9**	**7**	**-1**

The movement on the deferred income tax account is as follows:

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
At 1 January	9	-7	-1	2
Income statement charge (note 15)	-67	8	3	-1
Fair value measurement on AFS securities	-1	8	5	-2
Fair value measurement on cash-flow hedges	1	-	-	-
At 31 December	**-58**	**9**	**7**	**-1**

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Fair value hedges	-8	2	-	1
Derivatives	-55	-	-	-
Unrealised gains/losses on AFS securities	-38	-37	2	-2
Pensions	6	5	-	-
Cash-flow hedges	-1	-2	-	-
Tax losses carried forward	4	2	3	1
Future tax receivable	20	20	-	-
Other temporary differences	14	19	2	-1
Total	**-58**	**9**	**7**	**-1**

The deferred tax charge in the income statement comprises the following temporary differences:

	Group	
	2005 € m	2004 € m
Fair value hedges	-10	-10
Derivatives	-55	-
Cash-flow hedges	-	-
Pensions	1	-
Tax loss carry forwards	2	-
Other temporary differences	-5	2
Total	**-67**	**-8**

Deferred income tax assets are recognised for tax loss carry-forwards only to the extent that realisation of the related tax benefit is probable.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority.

Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled € 539 million at 31 December 2005 (2004: € 566 million).

37. Retirement benefit obligations

Amounts recognised in the balance sheet:

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Pension schemes – defined benefit	63	58	5	3
Total	**63**	**58**	**5**	**3**

The amounts recognised in the balance sheet are determined as follows:

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Present value of unfunded obligations	63	58	5	3
Unrecognised actuarial losses	-	-	-	-
Unrecognised prior service cost	-	-	-	-
Liability in the balance sheet	**63**	**58**	**5**	**3**

The amounts recognised in the income statement are as follows:

	2005 € m	2004 € m
Current service cost	-	-
Interest cost	-3	-3
Net actuarial losses recognised in year	-6	-1
Total, included in staff costs (note 14)	**-9**	**-4**

Movement in the liability recognised in the balance sheet:

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
At 1 January	58	58	3	-
Total expense	9	4	2	1
Transfer from group company	-	-	-	2
Contributions paid	-4	-4	-	-
At 31 December	**63**	**58**	**5**	**3**

The principal actuarial assumptions used were as follows:

	Group 2005 € m	Company 2005 € m	Group 2004 € m	Company 2004 € m
Discount rate	3.75%	3.75%	4.25%	4.25%
Future salary increases	2%	2%	2%	2%
Inflation rate	1.75%	1.75%	1.75%	1.75%

38. Contingent liabilities and commitments

(a) Contingent liabilities

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Contingent liabilities and indemnity agreements	**29**	**32**	**-**	**-**

(b) Loan commitments

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Irrevocable loan commitments				
Commitments for public sector loans	8,388	5,829	6,841	4,511
Commitments for other loans	695	691	693	690
Total Irrevocable undrawn loan commitments	**9,083**	**6,520**	**7,534**	**5,201**
Revocable undrawn loan commitments				
Commitments for public sector loans	12,390	4,537	12,390	4,537
Total Revocable undrawn loan commitments	**12,390**	**4,537**	**12,390**	**4,537**
Total Loan Commitments	**21,473**	**11,057**	**19,924**	**9,738**

(c) Assets pledged

Pledged assets for which the counterparty has the right to sell or re-pledge the assets are disclosed in note 25.

In addition, at the balance sheet date, restricted assets consisting of investment securities and loans in the amount of € 94 billion (2004: € 74 billion) were entered on a trustee register as collateral for covered bonds.

The Group has accepted collateral that it is permitted to sell or repledge in connection with reverse repurchase transactions and as collateral for swap agreements. The fair value of the collateral accepted is € 7,737 million (2004: € 6,002 million).

(d) Operating lease commitments

Where a Group company is the lessee, the future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
No later than 1 year	8	8	5	5
Later than 1 year and no later than 5 years	22	21	21	17
Later than 5 years	43	45	43	46
Total	**73**	**74**	**69**	**68**

39. Own shares and Incentive Compensation Programme

In 2002, the Group established an Incentive Compensation Programme ("the Scheme") under which the Compensation Committee is entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

In conjunction with the formation of the Scheme, the Group established a Trust that is used to purchase shares of DEPFA BANK plc with funds provided by the Group. Shares purchased are held for the benefit of employees until the satisfaction of the associated vesting requirements. On 31 December 2005 the Trust held 11,485,170 shares (2004: 10,769,086 shares) on behalf of the Group employees and directors for stock awards representing 3.3% (2004: 3.1%) of the issued share capital. These shares had a fair value of € 143 million at 31 December 2005 (2004: € 133 million).

The Scheme authorises the granting of restricted shares to be held by the Trust, until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights, but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration, and are subject only to continued employment over the three-year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc, which will vest three years from the date of the award.

Details of the share awards under the compensation scheme are as follows:

Award date	No. of shares awarded	Weighted average grant date fair value (€ m)	Compensation cost recognised in 2003 (€ m)	Compensation cost recognised in 2004 (€ m)	Compensation cost recognised in 2005 (€ m)	Compensation cost recognised in subsequent periods (€ m)
Feb 2003	4,521,000	18	10	6	2	-
Jan 2004	3,280,100	38	-	21	13	4
Feb 2005	2,373,850	29	-	-	17	12
Feb 2006	1,935,410	26	-	-	-	26
	12,110,360	**111**	**10**	**27**	**32**	**42**

The movement on own shares held in the Trust during the year is as follows:

	No of Shares	Cost of Shares € m
Own shares held 1 January 2005	10,769,086	71
Purchased in year	4,005,849	47
Vested in year	-3,289,765	-15
Own shares held 31 December 2005	**11,485,170**	**103**

The fair value of employee services received is measured by reference to the fair value of the shares awarded at the award date.

40. Share capital

	Group and Company			
	Number of shares	Ordinary Shares (€ m)	Share Premium (€ m)	Total € m
At 31 December 2004	**353,019,720**	**106**	**1,142**	**1,248**
At 31 December 2005	**353,019,720**	**106**	**1,142**	**1,248**

The total authorised number of ordinary shares at year end was 433,333,340 (2004: 433,333,340) with a par value of € 0.30 per share (2004: € 0.30 per share). All issued shares are fully paid.

41. Capital reserve

	Company	
	2005 € m	2004 € m
At January 1	903	903
At December 31	**903**	**903**

The capital reserve is non-distributable.

42. Retained earnings

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
At January 1	538	29	26	153
Net profit/(loss) for year	475	534	144	-102
Dividends	-58	-41	-58	-41
Purchase of shares for compensation scheme	-47	-11	-47	-11
Share compensation scheme	32	27	32	27
At December 31	**940**	**538**	**97**	**26**

The Company has availed of the exemption in Regulation 5 of the European Communities (Credit Institution: accounts) Regulations 1992. Accordingly, the income statement of the Company is not shown.

43. Other reserves

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Unrealised gains/losses from cashflow hedges	2	3	-	-
Unrealised gains/losses from available for sale investment securities	114	86	26	19
Total other reserves at 31 December	**116**	**89**	**26**	**19**

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Unrealised gains/losses from cashflow hedges				
At January 1	3	1	-	-
Net gain/loss from changes in fair value, net of tax	202	-124	153	-103
Net gains/losses transferred to income statement, net of tax	-203	126	-153	103
At December 31	**2**	**3**	**-**	**-**

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Unrealised gains/losses from available for sale investment securities				
At January 1	86	90	19	13
Net gain/loss from changes in fair value, net of tax	167	78	121	70
Net gains/losses transferred to income statement, net of tax	-139	-82	-114	-64
At December 31	**114**	**86**	**26**	**19**

44. Dividends per share

Final dividends are not accounted for until they have been ratified at the Annual General Meeting.

At the Annual General Meeting on 21 April 2006, a dividend in respect of 2005 of € 0.25 per share (2004: actual dividend € 0.17 per share) will be proposed. The financial statements for the year ended 31 December 2005 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2006.

45. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprises the following balances with less than three months' maturity from the date of acquisition.

	Group		Company	
	2005 € m	2004 € m	2005 € m	2004 € m
Cash and balances with central banks	755	295	755	295
Treasury bills and other eligible bills	1	-	-	-
Loans and advances to banks	11,293	8,502	6,088	6,517
	12,049	**8,797**	**6,843**	**6,812**

46. Related-party transactions

The shares of DEPFA BANK plc are traded on the Frankfurt Stock Exchange.

(A) Group

Transactions with companies in which a participating interest is held amount to:

Group	2005 € m	2004 € m
Investment securities – available for sale	20	20

The above investment is in funds managed by Arsago ACM GmbH, in which the Group has a 5 % shareholding.

Key management compensation	2005 € m	2004 € m
Short term employee benefits	12,255,014	13,189,830
Post employee benefits	585,947	77,124
Share based payments	30,625,290	20,803,562
Directors' fees	763,589	766,038
	44,229,840	**34,836,554**

Key management include the Board of Directors and Executive Committee members.

Directors' remuneration amounted to € 40,265,610 (2004: € 34,059,233).

The interests of the key management and company secretary, in office at 31 December 2005 and of their spouses and minor children in the shares of the Company or Group undertakings are set out below:

	31 December 2004 Shares	31 December 2005 Shares	Vested 15 February 2006 Shares	Other movements 2006 Shares	16 March 2006 Shares
Mr. G. Bruckermann	4,920,540	6,276,190	797,263	-	7,073,453
Dr. R. Brantner	62,800	62,800	-	-	62,800
Mr. D.M. Cahillane	3,000	6,241	30,949	-25,949	11,241
Mr. R. Grzesik	21,200	130,690	143,166	-	273,856
Mr. T. Kolbeck	738,990	1,549,193	1,159,387	-	2,708,580
Mr. B-H. Ottosen	-	-	33,333	-	33,333
Mr. M. Mosler	-	-	-	-	-
Mr. A. Readinger	-	-	61,000	-25,010	35,990
Dr. R. Hengsteler	-	13,286	43,442	-20,883	35,845
Company secretary					
Mr. N. Kavanagh	1,000	-	3,650	-3,650	-

	31 Dec. 2004 Call Options	31 Dec. 2005 Call Options	Movements 2006 Call Options	16 March 2006 Call Options
Mr. G. Bruckermann	2,000,000	-	-	-

Loans to directors of DEPFA BANK plc

There were no loans to members of the Board at 31 December 2005 (2004: € nil)

DEPFA BANK plc, as the parent company of the Group, has issued letters of comfort to certain of its subsidiaries. These letters of comfort set out that parent will ensure that DEPFA ACS BANK, Dublin, DEPFA Deutsche Pfandbriefbank AG, Frankfurt, DEPFA Bank Europe plc, Dublin, DEPFA Investment Bank Ltd, Nicosia, and DEPFA Funding II LP, London are able to fulfil their contractual obligations.

(B) Company

Balances due to and from Group companies are disclosed in the notes to the balance sheet. Transactions with Group companies consisted of:

Company	2005 € m	2004 € m
Interest income	554	189
Interest expense	-339	-50
Net trading result	8	-2
Gains less losses from financial assets	-5	-
Other operating income	23	23
Other operating expenditure	-5	-12

These amounts arise on intercompany borrowings and lending and transfers of assets between DEPFA BANK plc and other group entities as well as recharges for certain services provided.

47. Acquisitions and disposals

In February 2005, DEPFA BANK plc acquired the remaining minority interest in DEPFA Deutsche Pfandbriefbank AG for € 29 million. Goodwill on this transaction amounted to € 18 million.

48. Events after the balance sheet date

There have been no significant events after the balance sheet date which require disclosure.

49. Approval of financial statements

The Financial Statements were approved by the Directors on 16 March 2006.

Supplementary information on the transition from US GAAP to IFRS

In prior years the group prepared its financial statements under US GAAP for filing to the Frankfurt Stock Exchange. However, under Irish Company Law its statutory accounts were prepared under Irish GAAP.

As explained in note 3 to the financial statements, under IFRS 1 the group was required to transition to IFRS from the Irish GAAP financial statements and not the US GAAP financial statements. Note 3 provides a detailed explanation of the differences between Irish GAAP and IFRS along the balance sheet, equity and income statement reconciliations.

Set out below is a brief description of the principle differences between US GAAP and IFRS which impact the group along with the balance sheet, equity and income statement reconciliations.

(a) Common control transaction / Statutory equity reclassification

Under US GAAP, the group used predecessor accounting for the group re-organisation in 2002 and, as a result, the old equity structure of the group was preserved as adjusted for the difference between consideration paid/received and the book value of assets transferred as part of the reorganisation.

The legal requirement to create a share premium account under Irish law is reflected in the IFRS accounts along with a merger adjustment being the difference between the fair value of the share issued and the nominal value of the share capital acquired. This merger adjustment was transferred to retained earnings.

This gives rise to reclassifications in equity.

(b) Pension

Under US GAAP, a certain portion of actuarial gains and losses on the defined benefit plan were not reflected in the balance sheet.

Under IFRS, all actuarial gains and losses are reflected in the balance sheet and all movements in the income statement.

(c) Loans and available for sale securities

Under US GAAP, all non-trading securities are accounted for as available for sale securities under SFAS 115 at fair value through equity.

Under IFRS, non trading securities with fixed or determinable payments not quoted in an active market are accounted for as loans and advances at amortised cost.

(d) De-recognition

The group applied the requirements of SFAS 140 and FIN 46 when considering the consolidation of variable interest entities and the de-recognition of assets.

Under IFRS, the group applied the requirements of IAS 27, SIC12 and IAS 39 to the consolidation of these entities and the de-recognition of assets. The IFRS requirements are different to US GAAP and give rise to the de-recognition of certain loans.

(e) Reclassifications

Under US GAAP, interest receivable and interest payable was included in accrued interest and prepaid expenses and accrued interest and deferred income.

Under IFRS, these balances are included in the carring value of the underlying on an effective interest basis.

Under US GAAP, option and other premiums were included in fees and commissions. Under IFRS, they are included in trading income.

(f) Bid/Offer

In the US GAAP financial statements, certain derivatives and available for sale securities were valued using the mid price.

Under IFRS, derivatives and available for sale investments were valued using the appropriate bid or offer price.

The main impacts on the equity of the Group at transition date 1 January 2004 are as follows:

	Share capital	Share premium	Capital reserve	Retained earnings	unrealised gains/ losses on cashflow hedges	unrealised gains/ losses on securities	Additional pension obligation	Total Share-holders' Equity	Minority Interest	Total
Equity per US GAAP	**103**	**-**	**354**	**838**	**1**	**85**	**-3**	**1,378**	**23**	**1,401**
Statutory equity reclassification (a)	3	1,142	-354	-791	-	-	-	-	-	-
Recognise cumulative actuarial losses on pension scheme (b)	-	-	-	-5	-	-	3	-2	-	-2
Recognition of financial assets and liabilities under IAS 39 (c) (f)	-	-	-	-21	-	5	-	-16	-	-16
Derecognise financial assets and liabilities under IAS 39 (d)	-	-	-	8	-	-	-	8	-	8
Equity per IFRS	**106**	**1,142**	**-**	**29**	**1**	**90**	**-**	**1,368**	**23**	**1,391**

Reconciliation from total assets for US GAAP to total assets for IFRS - Group

	US GAAP 31/12/04	Recognise financial assets and liabilities under IAS 39 (c), (f)	Derecognise financial assets and liabilities under IAS 39 (d)	Other balance sheet reclassifications (c), (e)	IFRS 31/12/04
Cash and balances with central banks	730	-	-	-	730
Loans and advances to banks	20,918	-	-	8,044	28,962
Trading securities	-	-	-3	424	421
Derivative financial instruments	-	-	-	5,539	5,539
Other financial assets - at fair value through profit or loss	-	-	-	584	584
Loans and advances to customers	69,226	-	-225	22,399	91,400
Investment securities	-	-19	-	14,383	14,364
Debt securities and other fixed income securities	89,986	-	-	-89,986	-
Equities and other non fixed income securities	86	-	-	-86	-
Pledged assets	-	-	-	47,142	47,142
Intangible assets	34	-	-	-1	33
Property, plant and equipment	25	-	-	1	26
Deferred income tax assets	-	-	-	12	12
Accrued interest and prepaid expenses	5,154	-	-	-5,154	-
Other assets	4,259	-	-5	-4,237	17
Total assets	**190,418**	**-19**	**-233**	**-936**	**189,230**

Reconciliation from total liabilities and equity for US GAAP to total liabilities and equity for IFRS - Group

	US GAAP 31/12/04	Statutory equity reclassi-fication (a)	Recognise financial assets and liabilities under IAS 39 (c), (f)	Derecogni-se financial assets and liabilities under IAS 39 (d)	Recogni-tion of cumulative actuarial gains and losses on pension scheme (b)	Other balance sheet reclassifi-cations (c), (e)	IFRS 31/12/04
LIABILITIES							
Deposits from banks	59,255	-	-	-	-	367	59,622
Other deposits	-	-	-	-	-	21,407	21,407
Derivative financial instruments - and other trading liabilities	-	-	22	18	-	13,388	13,428
Due to customers	5,941	-	-	-245	-	41	5,737
Debt securities in issue	104,457	-	-	-	-	-19,189	85,268
Other borrowed funds	1,509	-	-	-	-	68	1,577
Other liabilities	11,820	-	-	-4	-	-11,727	89
Accrued interest and deferred income	5,179	-	-	-	-	-5,179	-
Provisions	345	-	-	-	-	-345	-
Current income tax liabilities	-	-	-	-	-	157	157
Deferred income tax liabilities	-	-	-15	-	-2	20	3
Retirement benefit obligations	-	-	-	-	2	56	58
Total liabilities	**188,506**	**-**	**7**	**-231**	**-**	**-936**	**187,346**
EQUITY							
Capital and reserves attributable to the Company's equity holders:							
Share capital	104	2	-	-	-	-	106
Share premium	-	1,142	-	-	-	-	1,142
Capital reserve	369	-369	-	-	-	-	-
Retained earnings	1,337	-775	-21	3	-6	-	538
Other reserves	93	-	-5	-5	6	-	89
Total shareholders' equity	**1,903**	**-**	**-26**	**-2**	**-**	**-**	**1,875**
Minority interest	**9**	**-**	**-**	**-**	**-**	**-**	**9**
Total equity	**1,912**	**-**	**-26**	**-2**	**-**	**-**	**1,884**
Total equity and liabilities	**190,418**	**-**	**-19**	**-233**	**-**	**-936**	**189,230**

Reconciliation from Income Statement for US GAAP to Income Statement for IFRS – Group

	US GAAP 31/12/04	Derecognise financial assets and liabilities under IAS 39 (d)	Recognition of cumulative actuarial gains and losses on pension scheme (b)	Other income statement reclassifications (e)	IFRS 31/12/04
Net interest income	419	-7	-	5	417
Net fee and commission income	66	-	-	-47	19
Net trading income	-1	2	-	40	41
Gains less losses from investment securities	357	-	-	-	357
Other operating income	3	-	-	-	3
Total operating income	**844**	**-5**	**-**	**-2**	**837**
Operating expenses	-183	-	-1	2	-182
Net operating profit before impairment losses	**661**	**-5**	**-1**	**-**	**655**
Impairment losses on loans and advances	-	-	-	-	-
Profit before income tax	**661**	**-5**	**-1**	**-**	**655**
Income tax expense	-119	-	-	-	-119
Profit for the year	**542**	**-5**	**-1**	**-**	**536**
Attributable to:					
Equity holders of the company	540	-5	-1	-	534
Minority interest	2	-	-	-	2
	542	**-5**	**-1**	**-**	**536**

Addresses

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222 , Fax +353 1 792-2211
www.depfa.com

Frankfurt Office
Neue Mainzer Straße 75
60311 Frankfurt, Germany
Phone +49 69 92882-0, Fax +49 69 92882-100

Copenhagen Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7290-0580

Madrid Representative Office
Monte Esquinza, 30 4th floor
28010 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Branch
623 Fifth Avenue, 22nd floor
New York, N.Y. 10022, USA
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street, Suite 1510
Chicago, IL 60602, USA
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
1, rue Saint Georges
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torre Argentinia n.21
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

San Francisco Representative Office
One Market
Steuart Tower, Suite 1125
San Francisco, California, CA 94105, USA
Phone +1 415 541 7991, Fax +1 415 541 9036

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-6241, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

Warsaw Representative Office
ul. Ksiaceca 4
00-498 Warsaw, Poland
Phone +48 22 537-7600, Fax +48 22 537-7601

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia, Cyprus
Phone +357 22 396-300, Fax +357 22 396-399

Hong Kong Representative Office
1005 ICBC Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222, Fax +353 1 792-2211

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Finance N.V.
Herengracht 450
1017 CA Amsterdam, Netherlands
Phone +31 20 555-4466, Fax +31 20 555-4308

Financial calendar

21 April 2006
Annual General Meeting of DEPFA BANK plc

28 April 2006
Publication of 1st Quarter Results 2006

12 and 13 May 2006
Capital Markets Day, Dublin

31 July 2006
Publication of 2nd Quarter Results 2006

30 October 2006
Publication of 3rd Quarter Results 2006

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland

Phone +353 1 792-2222
Fax +353 1 792-2211
E-mail: info@depfa.com
Internet: www.depfa.com

DEPFA BANK